As filed with the Securities and Exchange Commission on July 9, 2007

File No. 000-52609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT No. 1 to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

LPL Investment Holdings Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	20-3717839
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

One Beacon Street, Floor 22
Boston, MA 02108
(617) 423-3644

(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

With copies to:

Stephanie L. Brown, Esq.	Stephan Feder, Esq.
Chad D. Perry, Esq.	Simpson Thacher & Bartlett LLP
LPL Investment Holdings Inc.	425 Lexington Avenue
One Beacon Street, Floor 22	New York, NY 10017
Boston, MA 02108	(212) 455-2000
(617) 423-3644

Securities registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Bonus Credits to Purchase Common Stock, par value $0.01 per share

Neither this registration statement nor any prior or subsequent communications from us, our board of directors (the “Board”) or any of our shareholders, members, directors, officers, employees or agents, should be construed as investment, legal, accounting, regulatory or tax advice.

No person has been authorized to give any information or to make any representation in connection with us or the bonus credits other than those contained in this registration statement and, if given or made, such information or representations must not be relied on as having been authorized by us. Neither the delivery of this registration statement nor the issue of bonus credits after the date hereof shall under any circumstances create any implication or constitute any representation that our affairs have not changed since the date hereof or that information herein is correct as of any date subsequent to the date of this registration statement.

In considering the performance information contained herein, readers should bear in mind that past performance is not necessarily indicative of future results, and there can be no assurance that we will achieve comparable results or that targeted returns will be met.

As used in this registration statement “we,” “our,” “ours,” “us” and the “Company” refer collectively to LPL Investment Holdings Inc. and its subsidiaries, “Holdings” refers to LPL Holdings, Inc. and its subsidiaries and  “LPL” and “Linsco” refer to one of our operating subsidiaries, Linsco/Private Ledger Corp. All references to “dollars” or “$” herein refer to United States dollars.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement includes forward-looking statements. Forward-looking statements include statements concerning our expectations, plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, appear under the headings “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” When used in this registration statement, the words “could,” “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “goal,” “forecast” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management’s examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that our expectations, beliefs and projections will result or be achieved.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this registration statement. These risks and uncertainties are set forth in this registration statement, including under the heading “Risk Factors.” Such risks, uncertainties and other important factors include, among others:

•       our dependency on our ability to attract and retain experienced and productive independent financial advisors;

•       our ability to successfully integrate acquisitions;

•       the economy and financial markets, including changes to interest rates;

•       the performance of the investment products and services our financial advisors recommend or distribute;

•       the competitive nature of our business;

•       the regulated nature of our business;

•       the failure to comply with net capital requirements;

•       the failure to maintain adequate errors and omissions insurance coverage;

•       the misconduct and errors by our employees and our financial advisors;

•       our potential financial exposure resulting from errors in the securities settlement process;

•       the failure of our risk management policies and procedures to fully mitigate our risk exposure in all market environments or against all types of risks;

•       the vulnerability of our networks to security risks;

•       the failure to maintain technological capabilities, the difficulties in upgrading our technology platform or the introduction of a competitive platform;

•       the disruption of our disaster recovery plans and procedures in the event of a catastrophe;

•       our ability to recruit and retain qualified employees;

•       our dependency on key senior management personnel;

•       the loss of any or all of our marketing relationships with manufacturers of investment products;

•       our ability to execute on our business strategy; and

•       our reliance on our clearing service bureau.

There may be other factors not presently known to us or which we currently consider to be immaterial that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements and projections attributable to us or persons acting on our behalf apply only as of the date of this registration statement and are expressly qualified in their entirety by the cautionary statements included in this registration statement. We undertake no obligation to publicly update or revise forward-looking statements, including any of the projections presented herein, to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

EXPLANATORY NOTE

LPL Investment Holdings Inc. is filing this registration statement on Form 10 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as it has in excess of 500 holders of its bonus credits to purchase its common stock. The bonus credits are subject to significant restrictions on transfer described herein. See “Description of Registrant’s Securities to be Registered.” Because of such restrictions, there is no market for the bonus credits and none is expected to develop.

ITEM 1.                BUSINESS

Our Business

We are a leading provider of technology and infrastructure services to independent financial advisors (“IFAs”) and to financial institutions who employ financial advisors (collectively, IFAs and financial advisors are defined as “FAs”). As of December 31, 2006, we provided our services to over 7,000 licensed FAs in over 3,100 branch offices. In addition, we have been ranked as the largest independent broker-dealer in the United States for each of the past 11 years based on total revenues by an industry publication. We provide access to a broad array of financial products and services for our FAs to market to their clients, as well as extensive training and a comprehensive technology and service platform to enable our FAs to more efficiently operate their business. Our strategy is to build long-term relationships with our IFAs and financial institutions who employ financial advisors by offering innovative technologies, training and high-quality services that will enable them to grow their client base. We have expanded our portfolio of products through strategic acquisitions of other financial services companies such as our trust company, our mortgage company, and our insurance agency. We believe that providing these additional services further aligns us with the interests of our FAs by providing them with an expanded array of services to offer their clients, thereby enabling their clients to diversify their investments.

We believe that our substantial scale enables us to offer our IFAs and financial institutions who employ financial advisors industry leading products and services together with attractive economics. In addition, unlike traditional brokerage firms which combine product distribution and product manufacturing within a single company, we operate on an open architecture product platform with independent research on a vast number of investments and no proprietary investment products. Through our research department, FAs have access to independent research on mutual funds, separate accounts, annuities, alternative investments, fixed-income securities, asset allocation strategies, financial markets and the economy. As a consequence, we believe our IFAs and financial institutions who employ financial advisors are able to recommend products selected on the basis of their clients’ financial needs and objectives, without being influenced by potential product manufacturing bias.

The core of our strategy is to build technologies that enable our IFAs and financial institutions who employ financial advisors to more profitably manage the complexity of their business. We view our IFAs and financial institutions who employ financial advisors as partners and work with them to best understand their operating environment. This approach, developed over more than 20 years of servicing, is integral to our culture and to our initiatives.

Overview of Principal Service Channels

We view our principal channels as the IFA channel and the Third-Party Services (“Third-Party Services”) channel. In the IFA channel, we provide our services directly to IFAs. In the Third-Party Services channel, we contract with financial institutions who in turn permit us to offer our services to financial advisors they employ.

IFA Services

Our IFAs, who are not in our Third-Party Services channel, exclusively use our platform for all the brokerage and fee-based advisory services they offer. These IFAs are licensed with us, but they are independent contractors who maintain their own office and general support staff. Our IFAs generally have many years of industry experience and generally join us from other brokerage institutions, including wirehouses, regional broker-dealers, banks, insurance companies, and other independent broker-dealers.

Third-Party Services

We believe we are one of the nation’s largest providers of independent, non-proprietary, third-party investment services to banks and credit unions. We have provided investment programs to banks, thrift institutions and credit unions since the early 1990s. In addition, we recently expanded our Third-Party Services through a new program in which we offer clearing, custody and other services to large financial institutions, including insurance companies.

On January 2, 2007, we acquired UVEST Financial Services Group, Inc. (“UVEST”). Headquartered in Charlotte, North Carolina, UVEST offers investment and insurance programs to community and regional banks and credit unions. We believe that the combination of UVEST’s service, expertise and experienced management, together with our scale and broad array of products and services, will allow us to offer the most comprehensive third-party, non-proprietary financial advisory services and programs to the financial services channel.

A History of Creative Growth

Innovative Service

We have been offering innovative service, programs, and technology solutions to our IFAs for almost 20 years. In 1991, we launched Strategic Asset Management (“SAM”). This has been followed by other advisory platforms such as Manager Select, Optimum Market Portfolios and Personal Wealth Portfolios. As of December 31, 2006, the total assets in these programs exceeded $50 billion, making us the ninth largest (based on assets) provider of advisory services in the financial service industry as of that date.

In 2000, we became self-clearing. The primary benefits of moving to self-clearing were to speed up processing, improve service, reduce costs and otherwise provide business efficiencies. We believe, however, that our self-clearing capability also enables us to offer technology services to other financial service providers, thereby providing us with an additional business line and source of revenue.

Self-clearing has also enabled us to create increasingly complex investment advisory programs. For example, control over trade execution and access to trade data in our self-clearing environment allowed us to develop our asset allocation models used across a wide range of investment programs. Our investment advisory platforms incorporate mutual funds and separate accounts managed by leading third-party asset managers, individual securities and alternative asset classes. The comprehensive and automated nature of the platforms have made it attractive for many of our IFAs and financial institutions who employ financial advisors to “outsource” investment management to us allowing the IFAs and financial institutions who employ financial advisors to dedicate a majority of their time building relationships and helping clients meeting their goals.

Technology Services

Throughout our history, we have believed that robust technology solutions are vital to our IFAs efficiency and productivity. To illustrate our belief, in 1997 we launched BranchNet, our proprietary branch-level processing and business management platform. BranchNet enables our IFAs and financial institutions who employ financial advisors to automate time consuming processes such as opening and managing accounts, executing transactions and rebalancing accounts. In addition to our basic BranchNet package, many of our IFAs and financial institutions who employ financial advisors subscribe to premium features such as performance reporting, financial planning, and customized websites. We have continuously invested in upgrading BranchNet, including the addition of Notifications in 2005, which allows us to alert IFAs and financial institutions who employ financial advisors electronically of time-sensitive operational and trading issues and the addition in 2006 of branch office document imaging capability.

In addition to providing our IFAs with technology solutions, we have undertaken a long-term home office platform initiative to provide an innovative interface and work flow for our employees, including system transparency for all key business managers. We believe that creating a more flexible technological environment for our own employees will be a critical component in supporting our future growth.

Our Scaleable Platform

We have invested significantly in the development of our core operating and technology platforms and intend to continue to do so in the future. We believe that we are well-positioned to enjoy the benefits of platform scalability, which will allow us to add IFAs and financial institutions who employ financial advisors without significant incremental costs. As a result, our revenue and earnings growth is driven primarily by the growth in total advisors and growth in the revenue and profitability of their practices. In addition, scale also enhances our negotiating position with our suppliers. To the extent our scale enables us to reduce costs and incrementally increase profitability, we are in a position to share some of those benefits with FAs. For instance, in 2006, we were able to offer an increased advisor production bonus for IFAs.

Our scale has allowed us to expand our research capabilities. The wide array of expert commentary, research and recommendations our research group provides to our IFAs and financial institutions who employ financial advisors allows FAs to reduce time and resources dedicated to implementing asset allocation strategies and to research.

Our scale also allows us to invest substantial resources in training programs in order to assist our IFAs and financial institutions in our Third-Party Services channel enhance their profitability. We offer extensive training on a nationwide basis on topics including platforms, technology, marketing and practice management, among others. We also provide a comprehensive online library of training modules.

Our Competitive Strengths

Leading Market Position

We have been ranked as the largest independent broker-dealer in the United States for the past eleven years as measured by total revenues by an industry publication. As of December 31, 2006, we had approximately 7,000 FAs and approximately $126.0 billion in assets networked and under administration. Our scale has allowed us to invest substantial resources in our technology and service infrastructure, product platforms and compliance systems. As a result, we believe we offer a market leading value proposition that enables us to attract and retain experienced and productive FAs.

FA Focused Culture

We believe that a key element of our success has been our unique corporate culture which focuses on improving the underlying businesses of our FAs. While other brokerage firms also devote significant resources to their efforts in product manufacturing, investment banking or proprietary trading, our primary focus for over 20 years has been and continues to be our FAs. As a result of this unconflicted focus on FAs, we believe our FA retention rates are among the highest in the industry.

We believe our branch development staff is the largest recruiting force among all independent broker-dealers in the United States and recruits from a broader variety of sources—including wirehouses, regional broker-dealers, banks, insurance companies, and other independent broker-dealers—than our competitors.

Attractive Value Proposition for IFAs

We believe the combination of our attractive payout structure with our market leading product and service platform enables our IFAs to earn more income per dollar of client assets invested than IFAs with other firms. Like other independent broker-dealers, we pay a greater share of brokerage commissions and advisory fees to our IFAs than employee-based broker-dealers. While IFAs licensed through independent broker-dealers must pay for their own office expenses, we believe that for most IFAs, the higher payouts more than offset these incremental costs, enabling them to increase their take-home pay. In addition, unlike employees of wirehouses or regional broker-dealers, IFAs can build substantial equity value in their practices. We believe the combination of higher net payouts and the ability to build equity value make the independent model more attractive for many IFAs. Furthermore, among independent broker-dealers, we believe our comprehensive product and service platform enables our IFAs and financial institutions who employ financial advisors to operate their businesses at a lower cost. For example, BranchNet, our proprietary advisor software, enables our IFAs and financial institutions who employ financial advisors to automate time consuming processes such as opening and managing accounts, executing transactions, maintaining books and records and rebalancing accounts.

In addition to offering attractive economics to our IFAs and financial institutions who employ financial advisors, we believe we enable our IFAs and financial institutions who employ financial advisors to more effectively serve their clients. For example, our open architecture platform and research offering enable our IFAs and financial institutions who employ financial advisors to make unbiased, informed recommendations to their clients across a broad array of products and services. We also offer our IFAs and financial institutions who employ financial advisors the largest fee-based advisory platform among all independent broker-dealers (as measured by assets), an offering that addresses increasing client demand for fee-based advisory services.

Diverse, Stable and Profitable Business

Diversified Revenue

As of December 31, 2006, no single IFA or branch office accounted for more than 1% of our revenues. In addition, we have a geographically diverse national presence with IFAs in all 50 states and the District of Columbia.

In addition, our Third-Party Services channel has created opportunities to garner significant revenue from servicing other broker-dealers under a wide range of business models. These opportunities exist along a spectrum that runs from providing complete investment programs to smaller financial institutions to providing some combination of front-end processing and back office technology to larger financial services firms.

Business Stability

Our recurring revenues include, among others, advisory fees charged to clients, asset-based fees, 12b-1 fees, fees related to our cash sweep programs, interest earned on margin accounts, and technology and service fees charged to our IFAs. We believe these revenue sources are more stable and less dependent on market conditions than transaction-related commissions. The proportion of our total revenue that is recurring has grown significantly, from approximately 46% for the year ended December 31, 2000 to approximately 62% for the year ended December 31, 2006.

In addition, the stability of our business is further enhanced by our limited reliance on margin lending. For the year ended December 31, 2006, interest from margin lending represented only 1.3% of our total revenue.

Controllable and Scaleable Cost Structure

In contrast to a traditional employee-based model, our IFAs are independent contractors who bear their own office and related expenses. As a result, we manage a flexible and controllable cost structure in which approximately 78.9% of our costs are production-related (commissions and advisory fees and brokerage, clearing and exchange costs) expenses (substantially all of which are variable) and approximately 37.3% of the remaining costs are personnel related (compensation and benefits) as measured for the year ended December 31, 2006. As a result, we have been able to profitably manage our business through challenging market conditions in the past.

In addition, we have invested significantly in the development of our core operating and technology platforms and intend to continue to invest in and enhance our platforms in the future. We believe that we are well-positioned to enjoy the benefits of platform scalability, which will allow us to add IFAs and financial institutions without significant incremental costs.

Strong Growth Model

We have a long history of successfully growing our business. From the year ended December 31, 1996 through the year ended December 31, 2006, we grew our revenue at a compound annual growth rate (“CAGR”) of 19.4%.

Sales Growth from Newly Recruited IFAs and Mature IFAs

We typically recruit experienced IFAs who were previously licensed with other broker-dealers and have established client bases of their own. As a result, newly recruited IFAs are initially focused on transitioning client assets from their prior firms to us. We expect newly recruited IFAs to return to the approximate production levels they achieved with their prior firms within three years of joining us. As a result, a significant portion of our near term revenue growth in a given year is driven by the size of the recruiting classes and the growth in mature IFA’s practices. One way we measure the growth of our IFAs is through our definition of mature advisor growth (“MAG”). Mature advisors are those that have been with us for at least three years and who are still active at the end of the calendar year. MAG is a measure of this subset of IFAs’ year-over-year change in total production. For the year ended December 31, 2006, MAG was approximately 15% over the previous year ended December 31, 2005.

A substantial portion of our long-term growth is driven by our ability to recruit and retain new IFAs, including financial advisors who work in financial institutions through our financial institution services division. We have made a strong organizational commitment to the recruitment process. In addition, we have been successful at retaining our most productive IFAs.

Sales Growth from our Third-Party Services Channel

We continue to work with select institutions that maintain their own broker-dealer. On December 15, 2006, we entered into agreements with a large, global insurance company pursuant to which we agreed to (1) provide brokerage, clearing and custody services on a fully disclosed basis; (2) offer our investment advisory programs and platforms; and (3) provide technology and additional processing and related services to its financial advisors and customers. We expect to begin to provide services to this company in the second half of 2007.

In addition, we continue to provide our product and service platform to financial advisors associated with over 400 independent financial service providers nationwide, including within banks, thrift institutions and credit unions. We work with independent financial service providers under two basic platforms—one in which IFAs are employed by financial institutions and the other in which IFAs operate independent practices located on the premises of financial institutions. We have dedicated compliance and legal resources to address the various sales practice and regulatory issues that are associated with operating non-deposit investment programs on-site at independent financial service providers. For the year ended December 31, 2006, approximately 9% of our commission and advisory revenue was generated from the IFAs associated with independent financial service providers.

On January 2, 2007, we acquired all of the outstanding capital stock of UVEST, which provides independent, non-proprietary third-party brokerage services to financial institutions. The purchase price was approximately $79.60 million in cash, $50.00 million of which was financed through additional borrowings under our senior credit facility, and approximately $10.81 million in shares of common stock. By combining UVEST and our financial institution services division, we expect to benefit from its complementary best practices and create a premier provider with a comprehensive platform, products and support for banks, credit unions and other financial institutions. UVEST is based in Charlotte, NC and provides products and support to approximately 700 IFAs affiliated with over 300 institutions. In 2006, UVEST generated total net revenues of $142.40 million and net income of $6.10 million.

The FA market remains large, fragmented and growing. We believe there is a large addressable pool of FAs from which we can recruit. We expect to capitalize on this market opportunity by leveraging our strong reputation and recruiting infrastructure to continue to grow our recruiting classes. Given the scale of our operations, we have historically been able to add new FAs at an attractive return on capital.

Experienced and Committed Management Team

Our senior management team has an average of nine years of experience with us and extensive experience in the industry. The management team and our IFAs currently own approximately 26.3% of our company on a fully diluted basis.

Our Business Strategies

Increase the Number of our IFAs and Financial Institutions Who Employ Financial Advisors

Recruiting and retaining IFAs and financial institutions who employ financial advisors is critical to achieving our growth objectives. We believe our recruiting staff is the largest among independent broker-dealers, and that our geographically diverse, hands-on recruiting capabilities are unparalleled. We have built a strong reputation among IFAs and financial institutions who employ financial advisors in the United States, ensuring that FAs who contemplate a migration to the independent model strongly consider

us. We continue to leverage our strong market position to identify, screen, and add experienced and productive FAs.

We continue to improve our attractive value proposition to IFAs and financial institutions who employ financial advisors to maintain our strong track record in retaining FAs.

Continue To Improve Our Service Infrastructure to Enable Our IFAs and Financial Institutions to Continue to Grow Their Businesses

We focus on further developing infrastructure and services to enable our IFAs and financial institutions who employ financial advisors to capitalize on market opportunities and deepen their existing client relationships. For instance, we have expanded our initial service capabilities to provide mortgages, insurance and trust services. We believe our service offering is now among the broadest in the industry and should allow our IFAs and financial institutions who employ financial advisors to capture a greater share of their existing clients’ business and attract new clients.

We believe that our technology and service platform, including BranchNet, our proprietary advisor software system, provides us with a significant competitive advantage because it enables our FAs to efficiently manage their practices. We continue to enhance the functionality of BranchNet and other related technologies. For example, we recently have started to offer our IFAs an integrated software application that will enable them to electronically image branch office records, thereby reducing record retention costs and improving access to records.

Leverage Scale and Market Leadership

As the size of our FA base continues to expand, we will seek to further consolidate our buying power and lower our FAs’ and our costs. With our increasing scale, we have an enhanced ability to economically invest in technology and broaden our value added services more efficiently across our FA base. If successful, we expect to increase our profit margins, as well as those of our FAs.

We also expect our scale to create additional opportunities to provide our product and service platform to IFAs associated with selected institutions that maintain their own broker-dealer. As a result of our scale, we anticipate the opportunity to increase the number of FAs to whom we provide services, whether indirectly through institutions who employ them or directly through acquisitions.

Further develop Third-Party Services as Source of Revenue

We believe we have opportunities for further revenue growth by leveraging both our clearing capability and BranchNet, our state-of-the-art proprietary business processing technology, in the Third-Party Services channel. We expect to offer these services to financial service providers under a variety of business models, including full service investment programs, front-end processing technology in addition to clearing services, and front-end processing as an add-on to incumbent clearing platforms. We believe that our proprietary BranchNet processing technology and our automated investment platforms, that will automatically re-allocate assets across a wide range of best-in-class managers, are key components of our value proposition as we seek to develop this business.

In 2006 we began to offer large institutions in the insurance industry with customized access to our clearing services and proprietary processing and business management technology. On December 15, 2006, we contracted with our first client in this area, a large, global insurance company, to provide clearing and processing services to its FAs engaged in business in the United States.

Our IFAs

Our IFAs are either independent financial advisors or financial advisors associated with an independent financial service provider. Our IFAs who are not associated with an independent financial service provider exclusively use our platform for all the brokerage and fee-based advisory services they offer. These IFAs are licensed with us, but they are independent contractors who maintain their own branch office and general support staff. These IFAs generally have many years of industry experience and generally join us from other brokerage institutions, including wirehouses, regional broker-dealers, banks, insurance companies, and other independent broker-dealers. They focus primarily on clients in the growing mass affluent market, defined as households with income above $50,000 and investable assets between $100,000 and $1,000,000. We believe that traditional brokerage firms typically focus on higher net worth individuals, and, as a result, the mass affluent market is currently under-served. Therefore, we believe that the demand for the services of IFAs who target the mass affluent will continue to grow rapidly. We believe that our IFAs are well positioned to capitalize on this industry growth, particularly as the baby boomer generation approaches retirement and increasingly demands financial advice. We have grown the number of our IFAs at a CAGR of more than 12.2% over the past five years from approximately 4,000 IFAs at year-end 2001 to approximately 7,000 at year-end 2006.

In a typical branch office there are two IFAs and a licensed assistant. Each of our IFAs enters into the same contract with us that addresses, among other matters, commission payout ratios to IFAs, as well as their compliance obligations.

We believe that our strong commitment to our IFAs is core to our success and our corporate culture is distinguished by its focus on improving the business of our IFAs. Our primary focus for over 20 years has been and continues to be our IFAs, which drives our innovative and customer-oriented approach. We believe our IFA retention rates are among the highest in the industry.

FA Recruiting and Training

Recruiting

We believe that our branch development staff is the largest recruiting force among all independent broker-dealers in the United States and recruits from a broader variety of sources than our competitors. We recruit FAs nationally through multiple channels, including wirehouses, regional broker-dealers, banks, insurance companies, and other independent broker-dealers.

The FA market remains large, fragmented and growing. We believe there is a large addressable pool of IFAs from which we can recruit. We seek to capitalize on this market opportunity by leveraging our strong reputation and recruiting infrastructure to continue to add experienced and productive FAs. Given the strength and scale of our operations, we have historically been able to add new FAs profitably.

We seek to recruit FAs who are business leaders with strong industry experience and a track record of regulatory compliance. We screen all potential FAs through background and credit checks as well as a detailed review of a FA’s historical product sales, disciplinary records, employment history and outside business activities.

Finally, to further facilitate our recruiting efforts, our Transition Services Group provides assistance to our IFAs on establishing their independent practices and migrating their client accounts to our platform. Once a IFA has joined us, our Business Development Group helps that IFA run its business as efficiently as possible.

Training

We invest substantial resources in our training programs in order to achieve the following goals:

•       to enhance IFA performance and satisfaction;

•       to help our IFAs use our technology and services more effectively;

•       to enhance the competitiveness of our IFAs in the marketplace;

•       to educate our IFAs about our product and service platforms; and

•       to help our IFAs with regulatory compliance procedures.

Our IFAs can access our training programs in a variety of ways, including regional and national sales and training events, live web casts and online training modules. As an example, we annually host our National Sales and Education Conference, the largest of its kind among independent broker-dealers. This conference offers our IFAs opportunities to expand their industry and product knowledge, earn continuing education credits, understand recent changes in compliance regulations, and participate in hands-on training for newly offered technologies.

Products and Services

Independent Financial Advisors Products and Services

Our Independent Financial Advisors segment provides our IFAs access to a platform of non-proprietary, high-quality products for their clients, including fixed and variable annuities, mutual funds and alternative investments, as well as full-service stock and bond trading. This segment also provides our IFAs with a fee-based advisory platform that enables them to build comprehensive customized portfolios of investments for their clients. In the past two years, this segment has started offering our insured cash account program (“ICA Program”), which is a bank deposit sweep program for eligible taxable accounts held at us. Unlike other brokerage firms which combine product distribution and product manufacturing within a single company, we operate on an open architecture product platform with no proprietary investment products. Our IFAs are able to recommend products selected on the basis of their clients’ financial needs and objectives without being influenced by potential product manufacturing biases. To help our IFAs meet their clients’ needs with suitable options, we have developed relationships with many industry leading providers of investment and insurance products.

Commission-Based Products

Commission-based products are those for which we and our IFAs receive an up-front commission and, for certain products, a trail commission. Our brokerage offerings include fixed and variable annuities, mutual funds, general securities, alternative investments and insurance.

•       Fixed and Variable Annuities.   We provide to our IFAs access to a wide variety of variable annuity products, including products that feature guaranteed levels of income, accumulation and death benefits. We also provide our IFAs with a broad suite of fixed annuity products, including immediate and deferred annuities.

•       Mutual Funds.   We provide to our IFAs access to a broad set of mutual fund products across a diverse range of investment styles.

•       General Securities.   We provide to our IFAs transaction execution services to their clients for securities such as equities, options and fixed income securities.

•       Alternative Investments.   We provide to our IFAs access to hedge “funds of funds,” REITs, structured notes and private placements.

Fee-Based Advisory Platform

In addition to commission-based products, we provide a fee-based advisory platform. In our fee-based advisory platform, we and our IFAs receive an annual fee based on a percentage of client assets under management. We believe that increasing industry demand for fee-based services, as well as our IFAs’ commitment to building the fee-based portion of their business, has enabled us to rapidly grow this business. We believe that the migration towards our fee-based advisory platform encourages higher value-added interactions between our IFAs and their clients.

We have multiple proprietary programs for our IFAs and their clients to choose from, including:

•       Strategic Asset Management (SAM).   Introduced in 1991, Strategic Asset Management is a fee-based investment program that allows the creation of comprehensive, customized client portfolios managed individually by our IFAs. The SAM platform provides access to no-load/load-waived mutual funds, stocks, bonds, conservative option strategies, UITs and a no-load, multi-manager variable annuity. Our research department provides model portfolio allocations, mutual fund and fixed income recommendations and access to third-party equity research to assist the IFA using the SAM platform. The SAM assets under management were approximately $44 billion as of December 31, 2006.

•       Manager Select.   Introduced in 1996. Manager Select is a fee-based separately managed account program that provides high net-worth clients the ability to access leading institutional money managers. Separate accounts provides for benefits such as the direct ownership of securities, portfolio customization, improved tax efficiency and cost transparency. Our research department provides money manager oversight and recommendations, as well as asset allocation guidelines for clients with a range of investment objectives. The Manager Select assets under management were $3.9 billion as of December 31, 2006.

•       Optimum Market Portfolios (OMP).   Introduced in 2003, the Optimum Market Portfolios program utilizes the Optimum family of mutual funds which are sub-advised by best in class money managers. Our research department has created a range of asset allocation models with the flexibility to meet the financial goals of a large range of clients. We provide automated portfolio rebalancing to our IFAs and their clients for all OMP accounts. The OMP assets were $1.6 billion as of December 31, 2006.

•       Personal Wealth Portfolios (PWP).   Introduced in July 2005, the Personal Wealth Portfolios program is a research-driven open architecture program that combines multiple investment styles using mutual funds and institutional separate account money managers in a single account. Our research department provides manager monitoring and oversight and asset allocation models. We also provide rebalancing, tax management capabilities and enhanced reporting. The PWP assets under management were approximately $666 million as of December 31, 2006.

ICA Program

Our ICA Program is a bank deposit sweep program for eligible taxable accounts held at us. Under the ICA Program, available cash balances (from securities transactions, dividend and interest payments, and other activities) in eligible accounts are automatically deposited into interest bearing Federal Deposit Insurance Corporation (“FDIC”) insured deposit accounts at one or more banks or other depository institutions. The deposit accounts at each bank are eligible for insurance by the FDIC for up to $100,000 in principal and accrued interest per depositor (and up to $250,000 for an individual retirement account and certain other retirement accounts). Our ICA Program offers available banks into which funds are deposited for up to $1 million for individual accounts ($2 million for joint accounts) with FDIC insurance coverage of these amounts.

Other Products and Services

We have selectively expanded our services to include insurance services, mortgage services and trust services to enable our IFAs to provide a comprehensive array of products and services to address their clients’ needs. We have expanded these services both organically and through select acquisitions, as described below. Our Other reporting segment includes the results of our Trust Services, Mortgage Services, Insurance Services and Affiliated Advisory Services business segments.

Trust Services

In February 2003, we acquired PTC Holdings Inc. and its wholly owned subsidiary, The Private Trust Company, N.A., (“PTC”), a non-depository national banking association. These services enable our IFAs to assist their clients with management of intergenerational wealth transfers. In addition, PTC also provides retirement account custodial services. Our IFAs and their clients work directly with PTC and their staff who have backgrounds in law, accounting, banking, investment management tax and business.

Mortgage Services

In June 2004, we acquired Innovex Mortgage Inc. (“Innovex”) which provides a comprehensive mortgage services for the residential properties of our IFAs’ clients. Innovex enables our IFAs to build relationships by offering their clients mortgage solutions by originating, underwriting and funding a variety of mortgage and home equity loan products to suit the needs of the borrowers. Through Innovex, we provide mortgage brokerage and lending services in 46 states and the District of Columbia. Innovex either originates residential mortgage loans internally through a warehouse line of credit facility or externally as a broker for other banks. We have an agreement with certain third-party financial institutions to purchase loans originated internally as long as they meet certain criteria, generally within 30 days from funding.

Insurance Services

In June 2004, we acquired WS Griffith Associates, Inc., a brokerage general agency (which we subsequently renamed Linsco/Private Ledger Insurance Associates, Inc.), which provides access to a broad range of life, disability and long-term care products provided by multiple carriers. The agency’s services include a comprehensive range of products, advanced case design, point of sale service and product support. LPL Insurance Services works closely with leading insurance carriers to enable our IFAs to meet a broad range of their clients’ insurance needs.

Affiliated Advisory Services

Our subsidiary Independent Advisors Group, Inc. (“IAG”) offers a private labeled investment advisory platform for customers of FAs working for other financial service providers.

IFA Support

Through strategic investments in our technology platform, we have automated most of our IFAs’ operational functions, allowing them to transact and monitor their business more efficiently and lowering the cost of execution for both us and our IFAs. Our IFAs use our resources daily for their practices. Our systems enable our IFAs to seamlessly interface with our back office, thereby efficiently providing them with the necessary tools with which to serve their clients. We also provide our IFAs with independent research on investment products and asset allocation models. We provide a strong compliance infrastructure and licensing assistance to our IFAs. We believe our proprietary technology and service platform provides us with a significant competitive advantage.

Software

The foundation of our IFA software is BranchNet, a proprietary platform in which we have made significant investments over the past 15 years. BranchNet provides our IFAs with tools to manage and grow their practices. For example, it enables our IFAs to automate time consuming processes such as opening and managing accounts, executing transactions and rebalancing accounts. In addition to our basic BranchNet package, many of our IFAs subscribe to premium features such as performance reporting, financial planning, and customized websites. We intend to continue our development of the BranchNet platform and other related technologies that will increase our IFAs’ efficiency and related profitability. We recently started to offer our IFAs an integrated software application that will enable them to electronically image branch office records, thereby reducing record retention costs and improving access to records. Recent developments in 2007 include, among others, the release of online order entry for variable annuity transaction processing.

Clearing Services

Our brokerage and trading platforms provide comprehensive transaction processing and account administration for mutual funds, equities, fixed income securities, options and other securities. We launched our self-clearing platform in 2000, utilizing Thomson’s Beta Systems for our books and records system, which addresses all important facets of securities transaction processing, including order routing, trading support, execution and clearing, position keeping, regulatory and tax compliance and reporting, and investment accounting and recordkeeping.

Our decision to become a self clearing broker-dealer has allowed us to manage our cost structure, and service levels more effectively. Our self-clearing platform has enabled us to have better control of data and to facilitate platform development, allowing us to further enhance the quality of services we provide to our IFAs. In addition, we believe self-clearing provides our IFAs with efficient and reliable trade processing and financial reporting, enabling them to focus their efforts on serving their clients.

Service Center

Our San Diego and Charlotte based service center fields inbound questions from our IFAs, providing them with a single, centralized source to obtain assistance with their clients’ brokerage, advisory and retirement accounts. Our experienced staff of approximately 160 employees receives ongoing training that enables them to provide consistent and accurate information. Unlike many FAs licensed at brokerage firms that outsource clearing services, our IFAs can access a single point of contact to resolve questions for their clients. As a result, our staff resolves approximately 91% of inbound queries on the first contact.

Research

We provide IFAs with independent research on mutual funds, separate accounts, annuities, alternative investments, fixed income securities, asset allocation strategies, financial markets and the economy. They develop asset allocation models for our fee-based advisory programs and provide in-depth analysis on a vast number of investments. We believe these research resources are critical to our success and provide us with a notable competitive advantage. Our research department has developed recommended lists of mutual funds, separate accounts and variable annuity sub-accounts. The research process combines quantitative and qualitative screening factors, without considering in any way any financial arrangements or business relationships between us and product manufacturers. The entire suite of published research analysis, commentary recommendations, third-party research data and analytical tools is available real time to IFAs.

Compliance and Registration

The primary function of our compliance department is to develop policies and procedures designed to ensure that we, our employees, and our IFAs conduct business in a manner that complies with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), the states, the National Association of Securities Dealers, Inc. (“NASD”), the Commodities Futures Trading Commission (“CFTC”) and other self-regulatory organizations of which we are a member. We have made a strong commitment to this business function and have grown our compliance and registration staff from 68 employees in 2002 to approximately 140 employees in 2006. In fulfilling this function, the compliance area is divided into the following groups:

•       Surveillance Group.   Responsible for daily electronic monitoring of our brokerage activities.

•       Advisory Compliance Group.   Responsible for the daily electronic monitoring of our investment advisory activities.

•       Branch Audit Group.   Responsible for the annual inspection of all branch offices.

•       Advertising Compliance Group.   Responsible for reviewing all advertising, sales literature and correspondence prepared by our IFAs.

•       Supervision Group.   Responsible for the supervision of branch office managers.

We use our proprietary advisory surveillance software to monitor advisory accounts for metrics such as performance relative to market indices, concentrated holdings, inactivity, margin levels, trade count and excessive management fees. With respect to our brokerage accounts, we utilize automated surveillance reporting to review trading activity and perform general suitability reviews.

The primary function of our registration department is to license all of our IFAs to enable them to engage in brokerage, advisory and insurance related activities. The registration staff is also responsible for the processing of our corporate licenses used by us and our subsidiaries, to engage in brokerage, commodities, advisory and insurance business. In addition, the registration department is responsible for administering our NASD mandated continuing education program and for tracking IFA completion of continuing education requirements.

Account Protection

Our Securities Investor Protection Corporation (“SIPC”) membership provides account protection up to a maximum of $500,000 per client account, of which $100,000 may be in cash. Additionally, through Lloyds of London, our accounts have additional securities coverage of $99.5 million per client account, subject to a $500 million aggregate firm limit. The account protection applies when a SIPC firm fails financially and is unable to meet obligations to securities clients, but it does not protect against losses from the rise and fall in the market value of investments.

Disaster Recovery

We have developed a comprehensive business continuity plan that covers business disruptions of varying severity and scope. The plan addresses the potential loss of a geographic area, building, staff, data, systems and/or our telecommunications. We subject our business continuity plan to review and testing on an ongoing basis and update it as necessary. Under our business continuity plan, we expect to continue to be able to do business and resume operations with minimal service impacts. However, under certain scenarios, the time that it would take for us to recover and to resume operations may significantly increase depending on the extent of the disruption and the number of personnel affected.

Competition

We compete with a variety of financial institutions to attract and retain experienced and productive FAs and financial institutions who employ them. These financial institutions include clearing and processing firms, broker-dealers, asset managers insurance companies, and banks. We believe our primary competitors include Merrill Lynch & Co., Inc., Morningstar, Inc., Charles Schwab & Co., Inc., Wachovia Securities, Inc., SEI Investments Development, Inc., National Financial Services, LLC, Pershing, LLC, Primevest Financial Services, Inc. and Raymond James Financial, Inc., among others. We believe that our strong value proposition for our IFAs and financial institutions that employ financial advisors allows us to differentiate ourselves versus competitors.

Our IFAs compete for clients and administered assets with brokerage firms, banks, insurance companies, asset management and investment advisory firms. In addition, they also compete with a number of firms offering on-line financial services and discount brokerage services, usually with lower levels of service and fees, to individual clients. Factors affecting our IFAs’ competitiveness include pricing levels, the breadth and quality of the products and advisory programs they offer, as well as the strength and continuity of their client relationships. In addition, the proper functioning of the service platform we provide to our IFAs, such as software, processing, compliance and registration, is critical to our IFAs’ ability to compete effectively.

Employees

As of March 31, 2007, we had 1,727 employees. None of our employees are subject to collective bargaining agreements governing their employment with us. Our continued growth is dependent, in part, on our ability to recruit and retain skilled technical sales and professional personnel. We believe that our relationships with our employees are excellent.

Regulation

Our businesses, as well as the financial services industry generally, are subject to extensive regulation. As a matter of public policy, securities regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets, not with protecting the interests of our stockholders or creditors. The SEC is the federal agency responsible for the administration of the federal securities laws, while the CFTC is the federal agency responsible for the administration of the federal commodities laws. The exchanges, the NASD and the National Futures Association (“NFA”) are self-regulatory bodies composed of members, such as our broker-dealer subsidiary, that have agreed to abide by the respective bodies’ rules and regulations. Each of these regulatory bodies may examine the activities of, and may expel, fine and otherwise discipline, member firms and their registered representatives. The laws, rules and regulations comprising this framework of regulation and the interpretation and enforcement of existing laws, rules and regulations are constantly changing. The effect of any such changes cannot be predicted and may impact the manner of operation and profitability of our company.

Broker-Dealer Regulation

LPL is registered as a broker-dealer with the SEC, a member of the NASD, conducts business as a broker-dealer in all 50 states and the District of Columbia, is a member of various self-regulatory organizations, the Boston Stock Exchange (“BSE”), and a participant of various clearing organizations, including The Depository Trust Company (“DTC”), the National Securities Clearing Corporation (“NSCC”), and Options Clearing Corporation.

UVEST is registered as a broker-dealer with the SEC and is a member of the NASD. Similar to LPL, UVEST conducts business on a national basis, however it acts as an introducing firm, using Pershing, LLC, for securities clearing and custody functions.

Broker-dealers are subject to regulations covering all aspects of the securities business, including sales and trading practices, public offerings, publication of research reports, use and safekeeping of customers’ funds and securities, capital structure, record-keeping and the conduct of directors, managers, officers and employees. Broker dealers are also regulated by securities administrators in those states where they do business. Compliance with many of the regulations applicable to us involves a number of risks because regulations are subject to varying interpretations. Regulators make periodic examinations and review annual, monthly and other reports on our operations, track record and financial condition. Violations of regulations governing a broker-dealer’s actions could result in censure, fine, the issuance of cease-and-desist orders, the suspension or expulsion from the securities industry of such broker-dealer or its officers or employees, or other similar consequences. The rules of the MSRB, which are enforced by the NASD, apply to the municipal securities activities of LPL and UVEST.

The broker-dealer business activities that each of LPL and UVEST may conduct are limited by their membership agreements with the NASD, their primary self-regulator. The membership agreement may be amended by application to include additional business activities. This application process is time-consuming and may not be successful. As a result, we may be prevented from entering new potentially profitable businesses in a timely manner, or at all. In addition, as a member of the NASD, we are subject to certain regulations regarding changes in control of our ownership. NASD Rule 1017 generally provides, among other things, that NASD approval must be obtained in connection with any transaction resulting in a change in our equity ownership that results in one person or entity directly or indirectly owning or controlling 25% or more of our equity capital, and would include a change in control of our parent company. As a result of these regulations, our future efforts to sell shares or raise additional capital may be delayed or prohibited by the NASD.

Our margin lending is regulated by the Federal Reserve Board’s restrictions on lending in connection with customer purchases and short sales of securities, and NASD rules also require such subsidiaries to impose maintenance requirements on the value of securities contained in margin accounts. In many cases, our margin policies are more stringent than these rules.

Investment Advisor Regulation

As investment advisors registered with the SEC, LPL, UVEST and IAG are subject to the requirements of the Investment Advisers Act of 1940 and the SEC’s regulations thereunder, as well as to examination by the SEC’s Staff. Such requirements relate to, among other things, fiduciary duties to clients, performance fees, maintaining an effective compliance program, solicitation arrangements, conflicts of interest, advertising, limitations on agency cross and principal transactions between an advisor and advisory clients, recordkeeping and reporting requirements, disclosure requirements and general anti-fraud provisions. In addition, LPL, UVEST and IAG are subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and to regulations promulgated thereunder, insofar as they are a “fiduciary” under ERISA with respect to benefit plan clients. ERISA and applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), impose certain duties on persons who are fiduciaries under ERISA, prohibit certain transactions involving ERISA plan clients and provide monetary penalties for violations of these prohibitions. The failure to comply with these requirements could have a material adverse effect on our business.

Commodities and Futures Regulation

LPL is licensed as a futures commission merchant (“FCM”) and commodity pool operator with the CFTC and is a member of the NFA. Although licensed as a FCM and a commodity pool operator, LPL’s futures activities are limited to conducting business as a guaranteed introducing broker. LPL is regulated by the CFTC and NTA, of which it is a member. Violations of the rules of the CFTC and the NFA could result in remedial actions including fines, registration terminations or revocations of exchange memberships. As a guaranteed introducing broker, LPL clears commodities and futures products through ADM Investor Services International Limited (“ADM”), and all commodities accounts and related client positions are held by ADM.

Trust Regulation

Our subsidiary, PTC, is a non-depository national banking association. PTC was chartered in 1994 and was acquired by us in February of 2003. As a limited purpose national bank, PTC is regulated and regularly examined by the Office of the Comptroller of the Currency (“OCC”). PTC files reports with the OCC within 30 days after the conclusion of each calendar quarter. Because the powers of PTC are limited to providing fiduciary services and investment advice, it does not have the power or authority to accept deposits or make loans. For this reason, trust assets under PTC’s management are not insured by the Federal Deposit Insurance Corporation.

As PTC is not a “bank” as defined under the Bank Holding Company Act of 1956, neither its parent, PTC Holdings nor the Company is regulated by the Board of Governors of the Federal Reserve System as a bank holding company.

Because PTC is a national bank regulated by the OCC, many common corporate activities require approval of or are subject to regulations promulgated by the OCC. These include aspects of day to day operations which are subject to such OCC regulations and policies and procedures adopted by PTC, prior approval of any material change in the business plan of PTC, including direct or indirect changes in control of its parent, the opening of additional full service fiduciary offices (as opposed to representative trust office that only require a post-notice filing), any merger or acquisition directly by PTC, as opposed to us, maintenance of capital standards and numerous other items. In connection with the Acquisition (as defined below), the OCC required PTC to enter into an operating agreement that required us to provide the OCC with quarterly financial reporting and to seek prior OCC approval to any modification of PTC’s business plan and imposed certain restrictions on the ability of PTC to pay dividends. PTC was previously party to an operating agreement with the OCC during the period from 2003 until 2004, and based on our experience, we do not expect that the terms of the new operating agreement will materially and adversely affect our operations. Under the new operating agreement, the OCC conditioned its approval of the Acquisition on an agreement by PTC to maintain certain levels of capital. Currently, PTC has agreed to maintain its capital level at not less than $10 million of Tier I capital, which the board of directors of PTC deems adequate for the current operation of its business. PTC also agreed to maintain liquid assets equal to the greater of $8 million or its projected operating expenses for the next twenty-four months (plus any additional expenses during that time period). We also agreed to establish a letter of credit in favor of PTC in an amount equal to $10 million.

The declaration of dividends by PTC is limited. Generally, a national bank may declare a dividend, without approval of the OCC, if the total of the dividends declared by such institution in a calendar year does not exceed the total of its net profits for that year less any dividends paid in that year combined with its retained profits for the preceding two years.

PTC operates in a highly competitive industry. It competes with national and state banks, savings and loan associations, securities dealers, insurance companies, investment companies, and personal financial planners as well as other financial institutions.

Mortgage Brokerage Regulation

Our subsidiary Innovex Mortgage, Inc. provides mortgage brokerage and/or lending services in 46 states (excluded states are Nevada, New York, New Jersey and Virginia). Innovex was acquired by us in 2004 and has been approved as a Title II non-supervised mortgagee by the U.S. Department of Housing and Urban Development (“HUD”), and it maintains mortgage brokerage or mortgage lending licenses or similar authorizations in those states in which its business requires it to do so, Innovex is governed by mortgage, brokerage and banking laws and regulations in each state in which it is doing business, and such laws and regulations may change frequently and are subject to interpretation by each of the individual regulators. Violations by Innovex of any state or federal regulations, including while Innovex was under control of its prior owners, could result in fines, payment of restitution, revocations of its licenses or other authorizations, and in some circumstances, impairment of the enforceability of its loans or the validity of its liens.

Regulatory Capital

The SEC, NASD, CFTC and the NFA have stringent rules and regulations with respect to the maintenance of specific levels of net capital by regulated entities. Generally, a broker-dealer’s capital is net worth plus qualified subordinated debt less deductions for certain types of assets. The Net Capital Rule under the Exchange Act requires that at least a minimum part of a broker-dealer’s assets be maintained in a relatively liquid form. As a guaranteed introducing broker for commodities and futures that is also a registered broker-dealer, CFTC rules require us to comply with higher net capital requirements of The Net Capital Rule under the Exchange Act. If applicable net capital rules are changed or expanded, or if there is an unusually large charge against our net capital, our operations requiring the intensive use of capital would be limited. A large operating loss or charge against our net capital could adversely affect our ability to expand or even maintain these current levels of business, which could have a material adverse effect on our business and financial condition.

The SEC, NASD, CFTC and HUD impose rules that require notification when net capital falls below certain predefined criteria. These rules also dictate the ratio of debt to equity in the regulatory capital composition of a broker-dealer, and constrain the ability of a broker-dealer to expand its business under certain circumstances. If a broker-dealer fails to maintain the required net capital, it may be subject to suspension or revocation of registration by the applicable regulatory agency, and suspension or expulsion by these regulators ultimately could lead to the broker-dealer’s liquidation. Additionally, the net capital rule and certain NASD rules impose requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital, and that require prior notice to the SEC and the NASD for certain capital withdrawals. All of our subsidiaries that are subject to net capital rules have been (with the exception of Innovex, which was briefly below its HUD required net capital January 2004 through March 2004 due to an accounting interpretation), and currently are, in compliance with those rules and have net capital in excess of the minimum requirements.

Anti-Money Laundering

The USA PATRIOT Act of 2001 (the “PATRIOT Act”) contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker-dealers, FCMs and other financial services companies, including standards for verifying customer identification at account opening and obligations to monitor customer transactions and detect and report suspicious activities to the U.S. government. Financial institutions subject to the PATRIOT Act generally must have anti-money laundering procedures in place, implement specialized employee training programs, designate an anti-money laundering compliance officer and are audited periodically by an independent party to test the effectiveness of compliance. We have established policies, procedures and systems designed to comply with these regulations.

Privacy

We use information about our clients to provide personalized services. Regulatory activity in the areas of privacy and data protection continues to grow worldwide and is generally being driven by the growth of technology and related concerns about the rapid and widespread dissemination and use of information. We must comply with these information-related regulations, to the extent applicable, among others. Such regulations may constrain our ability to market our services to our current clients and to access additional clients. In addition, we must ensure that we properly safeguard our client information.

The 1999 Gramm-Leach-Bliley Act (“GLBA”) requires disclosure of a financial institution’s privacy policies and practices and affords customers (as defined in the GLBA) the right to “opt out” of an institution’s transmission of information to unaffiliated third parties (with certain exceptions). GLBA also requires financial institutions to safeguard customer information. We will continue our efforts to safeguard the data entrusted to us in accordance with applicable law and our internal data protection policies, including taking steps to reduce the potential for identity theft, while seeking to collect and use data to properly achieve our business objectives and to best serve our clients. LPL is further subject to state privacy and data security laws, which if more strict than the federal standard under GLBA will apply in addition to the GLBA standard.

The Fair Credit Reporting Act of 1970 (“FCRA”), as amended, regulates our obtaining and disclosing consumer reports periodically obtained regarding our IFAs. The 2003 Fair and Accurate Credit Transactions Act (“FACT Act”) significantly amended the FCRA, including making permanent and adding to the preemption of state laws regarding certain activities involving consumer reports. The extent to which the FCRA preempts state law is currently the subject of litigation. In addition, the FACT Act amended the FCRA by adding new provisions designed to prevent or reduce the incidence of identify theft and to improve the accuracy of consumer report information. The FACT Act also requires any company that receives consumer “eligibility” information from an affiliate to permit the consumer to opt out of having that information used to market the company’s products to the consumer, subject to certain exceptions. This provision has not yet taken effect, as the rules implementing it have not been finalized.

Regulatory Actions

On October 13, 2005, we received a “Wells” notice from the NASD’s Department of Enforcement. The notice advised us that the NASD staff had made a preliminary determination to recommend disciplinary action for potential violations of NASD Conduct Rule 2210. The staff alleged that we failed to maintain adequate supervisory procedures regarding the exchange of variable annuities. On December 21, 2006, the NASD accepted our Corrective Action Statement and Letter of Acceptance, Waiver and Consent (“AWC”) with respect to the matter. Under the AWC, and without admitting or denying the findings, we consented to a fine of $300,000. See “Legal Proceedings.”

ITEM 1A.        RISK FACTORS

Risk Factors Related to our Business

We depend on our ability to attract and retain experienced and productive IFAs and financial institutions who employ financial advisors.

Our ability to attract and retain experienced and productive IFAs and financial institutions who employ financial advisors has contributed significantly to our growth and success, and our strategic plan is premised upon continued growth in the number of our IFAs. If we fail to attract new IFAs and financial institutions who employ financial advisors or to retain and motivate our current IFAs and financial institutions who employ financial advisors, our business, results of operations or financial condition may suffer.

We devote considerable efforts to recruiting experienced and productive FAs. The market for experienced and productive FAs is highly competitive. In attracting FAs, we compete directly with a variety of financial institutions such as wirehouses, regional broker-dealers, banks, insurance companies and other independent broker-dealers. There can be no assurance that we will be successful in our efforts to recruit the FAs needed to achieve our growth objectives.

We also devote considerable resources to encouraging our IFAs and financial institutions who employ financial advisors to remain with us. Our contracts with our IFAs are mutually terminable upon 30 days’ notice. As a result, IFAs licensed with us may in the future leave us at any time to pursue other opportunities. Although our level of payout is designed to discourage attrition, there can be no assurance that we will be successful in retaining such IFAs, the loss of whom, and the loss of whose clients, will also result in a loss of income to us.

Further, as competition for experienced and productive FAs increases, there may be competitive pressure to increase the share of commissions and advisory fees we pay to our IFAs and financial institutions who employ financial advisors. Any such increase could have a material adverse effect on our business, results of operations, cash flows or financial condition.

We depend on FAs’  ability to grow their businesses.

Our financial results are influenced by the growth of our FAs’ and related financial institutions’ businesses. The growth of their businesses has been affected by a variety of factors that are both external and internal to the financial advisory industry, including general economic conditions. If FAs are not able to grow their businesses, our business, results of operations, cash flows or financial condition may suffer.

The performance of our business is correlated with the economy and financial markets, and a slowdown or downturn in the economy or financial markets could adversely affect our business, results of operations, cash flows or financial condition.

Our financial results are influenced by the willingness or ability of clients to maintain or increase their investment activities in the financial products offered by us. As a result, general economic and market factors can affect our commission and fee revenue. For example, a decrease in stock prices can:

•       reduce new investments by both new and existing clients in financial products that are linked to the stock market, such as variable life insurance, variable annuities, mutual funds and managed accounts;

•       reduce trading activity, thereby affecting our brokerage commissions;

•       reduce the value of assets under management, thereby reducing asset-based fee income; and

•       motivate clients to withdraw funds from their accounts, reducing assets under management, advisory fee revenue, and asset-based fee income.

General economic and market factors may also slow the rate of growth, or lead to a decrease in the size, of the mass affluent market.

Because clients can withdraw their assets on short notice, poor performance of the investment products and services may have a material adverse effect on our business, results of operations, cash flows or financial condition.

Clients can reduce the aggregate amount of assets under management or shift their funds to other types of accounts with different rate structures for any of a number of reasons, including investment performance and personal client liquidity needs. Poor performance of the investment products and services that we offer relative to the performance of other products available in the market or the performance of other investment management firms tends to result in the loss of accounts. The decrease in revenue that could result from such an event could have a material adverse effect on our business, results of operations, cash flows or financial condition.

Our business is competitive and, if we are unable to compete effectively, our business, results of operations, cash flows or financial condition may be adversely affected.

We compete directly with a variety of financial institutions to attract and retain experienced and productive FAs. These financial institutions include wirehouses, regional broker-dealers, banks, insurance companies, and other independent broker-dealers. Recent consolidation in the financial services industry has created stronger competitors, some of whom have greater financial resources. This may allow our competitors to respond more quickly to new technologies and changes in market demand, to devote greater resources to developing and promoting their services, and to make more attractive offers to potential FAs. In addition, the passage of the Gramm-Leach-Bliley Act in 1999 reduced barriers to large institutions providing a wide range of financial services products and services. See “Business—Competition” for a listing of some of our more prominent competitors.

We may experience pricing pressures in the future as some of our competitors seek to obtain increased market share by reducing fees. Some competitors may offer services to clients at lower prices than we are offering, which may force us to reduce our prices or to lose market share and revenue. If we are not able to compete successfully in the future, our business, results of operations, cash flows or financial condition could be adversely affected.

Our business is highly regulated and the failure to comply with applicable regulations could result in penalties, temporary or permanent prohibitions on our activities and reputational harm, any of which could have a material adverse effect on our business, results of operations, cash flows or financial condition.

Our business is subject to extensive United States regulation and supervision, including regarding securities and investment advisory services. LPL and UVEST are registered as broker-dealers and investment advisers with the SEC, are members of the NASD, do business as broker-dealers and investment advisers in all 50 states and the District of Columbia, and are members of various self-regulatory organizations. In addition, LPL is a member of the NSCC and the DTC. LPL is also registered as a FCM and a commodity pool operator with the CFTC.

The SEC, NASD, CFTC, various securities and futures exchanges and other U.S. governmental or regulatory authorities continuously review legislative and regulatory initiatives and may adopt new or revised laws and regulations. There can also be no assurance that existing regulations will not change or that Federal, state or foreign agencies will not attempt to further regulate our business. These legislative and regulatory initiatives may affect the way in which we conduct our business and may make our business less profitable. Recently, federal, state and other regulatory authorities have focused on, and continue to devote substantial attention to, the mutual fund and variable annuity industries. It is difficult at this time to predict whether changes resulting from new laws and regulations will affect these industries or our business and, if so, to what degree. For example, there have recently been suggestions from regulatory agencies and other industry participants that mutual fund fees paid under Rule 12b-1 of the Investment Company Act of 1940, as amended, in exchange for distributing certain mutual funds should be reconsidered and potentially reduced or eliminated. Similarly, there have been recent suggestions from regulatory agencies that fees derived from marketing arrangements between product manufacturers and distributors should be reduced or restructured. In addition, changes in legislation and regulatory law may reduce the amount of commission or compensation permitted to be derived from investment products offered by independent broker-dealers. An industry-wide reduction or restructuring of Rule 12b-1 fees, amounts we receive under marketing arrangements or amounts permitted to be received from investment products could have a material adverse effect on our business, results of operations, cash flows or financial condition.

Our ability to conduct business in the jurisdictions in which we currently operate depends on our compliance with the laws, rules and regulations promulgated by federal regulatory bodies and the regulatory authorities in each of these jurisdictions. Our ability to comply with all applicable laws, rules and regulations is largely dependent on our establishment and maintenance of compliance, audit and reporting systems and procedures, as well as our ability to attract and retain qualified compliance, audit and risk management personnel. While we have adopted policies and procedures reasonably designed to comply with all applicable laws, rules and regulations, these systems and procedures may not be fully effective, and there can be no assurance that regulators or third parties will not raise material issues with respect to our past or future compliance with applicable regulations. We face the risk of intervention by regulatory authorities, including extensive examination and surveillance activity and adoption of costly or restrictive new regulations. In the case of actual or alleged non-compliance with regulations, we could be subject to investigations and administrative proceedings that may result in substantial penalties. Any failure to comply with applicable laws and rules could adversely affect our business, results of operations, cash flows or financial condition.

We also are subject to various laws, regulations, and rules setting forth requirements regarding privacy and data protection. If our policies, procedures and systems are found to not comply with these requirements, we could be subject to regulatory actions or litigation that could have a material adverse effect on our business, results of operations, cash flows or financial condition.

Recently, a class action complaint was filed against other broker-dealers alleging various causes of action arising out of their bank deposit sweep programs with their affiliated banks. In this class action complaint, allegations were, among others, that the disclosures by the broker and dealers were false and misleading and that the firms concealed material information from customers. Although we believe our ICA Program differs from the named broker-dealers’ programs, there has been significant scrutiny under these programs. If we are not able to offer our ICA Program, it could have a material adverse effect on our business, results of operations, cash flows or financial condition.

We are subject to various regulatory capital requirements, which, if not complied with, could result in the restriction of the ongoing conduct, growth, or even liquidation of parts of our business.

The SEC, NASD and CFTC have extensive rules and regulations with respect to capital requirements. The net capital rule under the Exchange Act requires that at least a minimum part of a broker-dealer’s assets be maintained in a relatively liquid form. For example, as a guaranteed introducing broker for commodities and futures that is also a registered broker-dealer, CFTC rules require us to comply with higher net capital requirements of the net capital rule. Our ability to withdraw capital from LPL could be restricted, which in turn could limit our ability to fund operations, repay debt and redeem or purchase shares of our outstanding stock. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business.

Our business is subject to risks related to litigation and arbitration actions.

From time to time, we are subject to legal proceedings arising out of our business operations, including lawsuits, arbitration claims, regulatory and or governmental subpoenas, investigations and actions, and other claims. Many of our legal claims are client initiated and involve the purchase or sale of investment securities. In our investment advisory programs, we have fiduciary obligations that require us and our IFAs to act in the best interests of our IFAs’ clients. We may face liabilities for actual or claimed breaches of these fiduciary duties. The outcome of these actions cannot be predicted, and although we believe we have adequate insurance coverage for these matters (see “—Our errors and omissions insurance coverage may be inadequate or expensive”), no assurance can be given that such legal proceedings would not have a material adverse effect on our business, results of operations, cash flows or financial condition.

Our errors and omissions insurance coverage may be inadequate or expensive.

We are subject to arbitration claims in the ordinary course of business resulting from alleged and actual errors and omissions in effecting securities transactions, rendering investment advice and making insurance sales. These activities may involve substantial amounts of money. Since errors and omissions claims against us may allege our liability for all or part of the amounts in question, claimants may seek large damage awards. These claims can involve significant defense costs. Errors and omissions could include, for example, failure, whether negligently or intentionally, to effect securities transactions on behalf of our IFAs or their clients, failure to disclose material information relating to the investment, breach of fiduciary duty and unsuitable investment recommendations. It is not always possible to prevent or detect activities giving rise to claims, and the precautions we take may not be effective in all cases.

We have mandatory errors and omissions insurance coverage to protect us and our IFAs against the risk of liability resulting from alleged and actual errors and omissions. Recently, premium and deductible costs associated with this insurance have increased, coverage terms have become far more restrictive and the number of insurers in this market has decreased. In 2006, LPL increased its deductible from $45,000 per claim to $250,000 per claim. This means that we bear increased economic risk for any claims. While we endeavor to purchase coverage that is appropriate to our assessment of our risk, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages. Our business, results of operations, cash flows or financial condition may be negatively affected if in the future our insurance proves to be inadequate or unavailable. In addition, errors and omissions claims may harm our reputation or divert management resources away from operating our business.

Misconduct and errors by our employees and our IFAs could harm our business, results of operations, cash flows or financial condition.

Misconduct and errors by our employees and our IFAs could result in violations of law by us, regulatory sanctions and/or serious reputational or financial harm. Misconduct and errors could include:

•       errors in executing securities transactions;

•       hiding unauthorized or unsuccessful activities resulting in unknown and unmanaged risks or losses;

•       improperly using or disclosing confidential information;

•       recommending securities that are not suitable;

•       engaging in fraudulent or otherwise improper activity;

•       engaging in unauthorized or excessive trading; or

•       otherwise not complying with laws or our control procedures.

We cannot always deter misconduct and errors by our employees and our IFAs, and the precautions we take to prevent and detect this activity may not be effective in all cases. Prevention and detection among our IFAs, who are not employees of LPL and tend to be located in small, decentralized offices, present additional challenges. There cannot be any assurance that misconduct and errors by our employees and IFAs will not lead to a material adverse effect on our business, results of operations, cash flows or financial condition.

The securities settlement process exposes us to risks that may impact our liquidity and profitability.

We provide clearing services and trade processing for our IFAs and their clients and, in the future, certain financial institutions. Broker-dealers that clear their own trades are subject to substantially more regulatory requirements than brokers that outsource these functions to third-party providers. Errors in performing clearing functions, including clerical, technological and other errors related to the handling of funds and securities held by us on behalf of clients, could lead to censures, fines or other sanctions imposed by applicable regulatory authorities as well as losses and liability in related lawsuits and proceedings brought by our IFAs’ clients and others. Any unsettled securities transactions or wrongly executed transactions may expose our IFAs and us to adverse movements in the prices of such securities.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments.

As part of our business strategy, we seek to acquire businesses that offer complementary products, services or technologies. These acquisitions are accompanied by the risks commonly encountered in an acquisition of a business, which may include, among other things:

•       the effect of the acquisition on our financial and strategic position and reputation;

•       the failure of an acquired business to further our strategies;

•       the failure of the acquisition to result in expected benefits, which may include benefits relating to enhanced revenues, technology, human resources, costs savings, operating efficiencies and other synergies;

•       the difficulty and cost of integrating the acquired business, including costs and delays in implementing common systems and procedures and costs and delays caused by communication difficulties or geographic distances between the two companies’ sites;

•       the assumption of liabilities of the acquired business, including litigation-related liability;

•       the potential impairment of acquired assets;

•       the lack of experience in new markets, products or technologies or the initial dependence on unfamiliar supply or distribution partners;

•       the diversion of our management’s attention from other business concerns;

•       the impairment of relationships with customers or suppliers of the acquired business or our customers or suppliers;

•       the potential loss of key employees of the acquired company; and

•       the potential incompatibility of business cultures.

These factors could have a material adverse effect on our business, results of operations, cash flows or financial condition. To the extent that we issue shares of our common stock or other rights to purchase our common stock in connection with any future acquisition, existing shareholders may experience dilution and our earnings per share may decrease. On January 2, 2007, we acquired all of the outstanding capital stock of UVEST. We are currently integrating the operations of UVEST with ours. We cannot assure that we will be able to successfully integrate these operations, and even if we do so, we may be unable to realize the benefits we expect to obtain as a result of that integration, including projected cost reductions, in a given period or no a definitive basis.

In addition to the risks commonly encountered in the acquisition of a business as described above, we may also experience risks relating to the challenges and costs of closing a transaction. Further, the risks described above may be exacerbated as a result of managing multiple acquisitions at the same time. We also may invest in businesses that offer complementary products, services or technologies. These investments would be accompanied by risks similar to those encountered in an acquisition of a business.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types or risks.

We have adopted policies and procedures to identify, monitor and manage our risks, including, among other things, establishing our Enterprise Risk Management Group with internal audit function. These policies and procedures, however, may not be fully effective. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise accessible by us. In some cases, however, that information may not be accurate, complete or up-to-date. Also, because our IFAs work in small, decentralized offices, additional risk management challenges may exist. If our policies and procedures are not fully effective or we are not always successful capturing all risks to which we are or may be exposed, our business could be materially adversely affected.

If the counterparties to the derivative instruments we use to hedge our business risks default, we may be exposed to risks we had sought to mitigate, which could adversely affect our results of operations, cash flows or financial condition.

We use a variety of derivative instruments to hedge several business risks. If our counterparties fail to honor their obligations under the derivative instruments, our hedges of the related risk will be ineffective. That failure could have an adverse effect on our financial condition and results of operations, cash flows that could be material.

As a public company we would incur substantial additional costs to comply with securities laws, rules and regulations, including, in particular, Section 404 of the Sarbanes Oxley Act of 2002.

We have not previously operated as a public company and currently have no intention to register our common stock. As a public company subject to the reporting requirements of the Exchange Act and the Sarbanes—Oxley Act of 2002, or Sarbanes—Oxley, we would be required, among other things, to file periodic reports relating to our business and financial condition. In addition, Section 404 of Sarbanes—Oxley would require us to include a report with our annual report on Form 10-K that must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the applicable fiscal year and disclosure of any material weaknesses in internal control that we have identified. Additionally, our independent registered public accounting firm would be required to issue a report on management’s assessment of our internal control over financial reporting and their evaluation of the operating effectiveness of our internal control. Our assessment would require us to make subjective judgments and our independent registered public accounting firm might not agree with our assessment. Achieving compliance with Section 404 within the prescribed period would require us to incur significant costs and expend significant time and management resources. If we were unable to complete the work necessary for our management to issue its management report in a timely manner, or if we were unable to complete any work required for our management to be able to conclude that our internal control over financial reporting were operating effectively, we and our independent registered public accounting firm would be unable to conclude that our internal control over financial reporting is effective as of December 31, 2008. As a result, investors could lose confidence in our reported financial information or public filings, which could have an adverse effect on the trading price of our stock or lead to stockholders litigation. In addition, our independent registered public accounting firm might not agree with our management’s assessment or conclude that our internal control over financial reporting were not operating effectively. The new laws, rules and regulations might also make it more difficult for us to attract and retain qualified independent members of the Board and qualified executive officers.

Our networks may be vulnerable to security risks.

The secure transmission of confidential information over public networks is a critical element of our operations. Our application service provider systems maintain and process confidential data on behalf of FAs and their clients, some of which is critical to FAs’ business operations. For example, our brokerage systems maintain account and trading information for clients. If our application service provider systems are disrupted or fail for any reason, or if our systems or facilities are infiltrated or damaged by unauthorized persons, clients could experience data loss, financial loss, harm to reputation and significant business interruption. If such a disruption or failure occurs, we may be exposed to unexpected liability, clients may withdraw their assets, our reputation may be tarnished, and there could be a material adverse effect on our business, results of operations, cash flows or financial condition.

We have not experienced significant network security problems in the past. However, our networks may be vulnerable to unauthorized access, computer viruses and other security problems in the future. Persons who circumvent security measures could wrongfully use our confidential information or our clients’ confidential information or cause interruptions or malfunctions in our operations. We may be required to expend significant additional resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. We may not be able to implement security measures that will protect against all security risks.

Failure to maintain technological capabilities, difficulties in upgrading our technology platform, or the introduction of a competitive platform could have a material adverse effect on our business, results of operations, cash flows or financial condition.

We believe that our technology platform, particularly our BranchNet system, is one of our competitive strengths. Our future success will depend in part on our ability to anticipate and adapt to technological advancements required to meet the changing demands of our FAs. In particular, the emergence of new industry standards and practices could render our existing systems obsolete or uncompetitive. Any upgrades or expansions may require significant expenditures of funds and may also increase the probability that we will suffer system degradations and failures. There cannot be any assurance that we will have sufficient funds to adequately update and expand our networks, nor can there be any assurance that any upgrade or expansion attempts will be successful and accepted by our current and prospective IFAs and financial institutions who employ FAs. Our failure to adequately update and expand our systems and networks could have a material adverse effect on our business, results of operations, cash flows or financial condition.

In addition, we believe our extensive prior investments in our proprietary technology platform and the scale advantage these investments have created enable us to add new IFAs without significant incremental costs. If a reasonably priced, competitive system became available to broker-dealers generally, and to smaller broker-dealers particularly, our scale advantage could be adversely affected. Our BranchNet system was developed over a period of more than ten years and at significant cost. There can be no assurance, however, that a competitive system cannot be developed that would provide broker-dealers with the ability to offer a competitive platform at an economical price.

Disruption of our disaster recovery plans and procedures in the event of a catastrophe could adversely affect our business, results of operations, cash flows or financial condition.

We have made a significant investment in our infrastructure, and our operations are dependent on our ability to protect the continuity of our infrastructure against damage from catastrophe or natural disaster, breach of security, loss of power, telecommunications failure or other natural or man-made events. A catastrophic event could have a direct negative impact on us by adversely affecting our employees or facilities, or an indirect impact on us by adversely affecting our IFAs, clients, financial institutions who employ FAs, the financial markets or the overall economy. While we have implemented business continuity and disaster recovery plans, it is impossible to fully anticipate and protect against all potential catastrophes. In addition, the location of our headquarters and a disaster recovery site in San Diego, California increases our vulnerability to certain natural disasters. If our business continuity and disaster recovery plans and procedures were disrupted or unsuccessful in the event of a catastrophe, we could experience a material adverse interruption of our operations.

Our ability to provide financial services to our IFAs, financial institutions who employ FAs and clients, and to create and maintain comprehensive tracking and reporting of client accounts depends on our capacity to store, retrieve and process data, manage significant databases and expand and periodically upgrade our information processing capabilities. Interruption or loss of our information processing capabilities could have a material adverse effect on our business, results of operations, cash flows or financial condition.

We do not currently maintain interruption insurance.

Our future success depends on our ability to recruit and retain qualified employees.

Our success and future growth depends upon our ability to attract and retain qualified employees. There is significant competition for qualified employees in the broker-dealer industry. We may not be able to retain our existing employees or fill new positions or vacancies created by expansion or turnover. The loss or unavailability of these individuals could have a material adverse effect on our business, results of operations, cash flows or financial condition.

We depend on key senior management personnel.

Our success depends upon the continued services of our key senior management personnel, including our executive officers and senior managers. The loss of one or more of our key senior management personnel, and the failure to recruit a suitable replacement or replacements, could have a material adverse effect on our business, results of operations, cash flows or financial condition.

A loss of our marketing relationships with a variety of leading manufacturers of investment products could harm our business, results of operations, cash flows or financial condition.

We operate on an open architecture product platform with no proprietary investment products. To help our IFAs meet their clients’ needs with suitable options, we have relationships with many industry leading providers of investment and insurance products. We have sponsorship agreements with some manufacturers of fixed and variable annuities and mutual funds that, subject to the survival of certain terms and conditions, may be terminated upon 30 days’ notice. If we lose our relationships with one or more of these manufacturers, our business, results of operations, cash flows or financial condition may be materially and adversely affected.

A change in our clearing service bureau relationship could adversely affect our business, results of operations, cash flows or financial condition.

We have used Thomson’s Beta Systems as our clearing service bureau since 2000. If we had to change the clearing service bureau we use, we would experience a disruption to our business. Although we believe we have the resources to make such a transition with minimal disruption, we cannot predict the costs and time for a conversion to a new system. There cannot be any assurance that the disruption caused by a change in our clearing service bureau relationship would not have a material adverse affect on our business, results of operations, cash flows or financial condition.

Changes in U.S. federal income tax law could make some of the products distributed by our IFAs less attractive to clients.

Some of the products distributed by our IFAs enjoy favorable treatment under current U.S. federal income tax law. Changes in U.S. federal income tax law could make some of these products less attractive to clients and could have a material adverse affect on our business, results of operations, cash flows or financial condition.

Failure to comply with ERISA regulations could result in penalties against us.

We are subject to the Employee Retirement Income Security Act of 1974, or ERISA, and to regulations promulgated thereunder, insofar as we act as a “fiduciary” under ERISA with respect to benefit plan clients. ERISA and applicable provisions of the Internal Revenue Code impose duties on persons who are fiduciaries under ERISA, prohibit specified transactions involving ERISA plan clients and provide monetary penalties for violations of these prohibitions. Our failure to comply with these requirements could result in significant penalties against us that could have a material adverse effect on our business, results of operations, cash flows or financial condition (or, in a worst case, severely limit the extent to which we could act as fiduciaries for any plans under ERISA).

Our substantial indebtedness could adversely affect our financial health and may limit our ability to use debt to fund future capital needs.

We have a significant amount of indebtedness. At March 31, 2007, we had total indebtedness of $1.34 billion.

Our substantial indebtedness could have important consequences to you. For example, it could:

•       increase our vulnerability to general adverse economic and industry conditions;

•       require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, and other general corporate purposes;

•       limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•       place us at a competitive disadvantage compared to our competitors that have less debt; and

•       limit our ability to borrow additional funds.

Furthermore, if an event of default were to occur with respect to our credit agreement or other indebtedness, our creditors could, among other things, accelerate the maturity of our indebtedness.

Our ability to make scheduled payments on or to refinance indebtedness obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control.

We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful or feasible. Our credit agreement restricts our ability to sell assets. Even if we could consummate those sales, the proceeds that we realize from them may not be adequate to meet any debt service obligations then due.

In addition, as a result of reduced operating performance or weaker than expected financial condition, rating agencies may downgrade our senior subordinated notes, which would adversely affect the value of our common shares.

We will be able to incur additional indebtedness or other obligations in the future, which would exacerbate the risks discussed above.

Our senior secured credit agreement permits us to incur additional indebtedness. Although the amended and restated credit agreement contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute “indebtedness” as defined in the amended and restated credit agreement. To the extent new debt or other obligations are added to our currently anticipated debt levels, the substantial indebtedness risks described above would increase. We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Restrictions under certain of our indebtednesses may prevent us from taking actions that we believe would be in the best interest of our business.

Certain of our indebtedness contain customary restrictions on our activities, including covenants that restrict us from:

•       incurring additional indebtedness or issuing disqualified stock or preferred stock;

•       paying dividends on, redeeming or repurchasing our capital stock;

•       making investments or acquisitions;

•       creating liens;

•       selling assets;

•       restricting dividends or other payments to us;

•       guaranteeing indebtedness;

•       engaging in transactions with affiliates; and

•       consolidating, merging or transferring all or substantially all of our assets.

We are also required to meet specified financial ratios. These restrictions may prevent us from taking actions that we believe would be in the best interest of our business. Our ability to comply with these restrictive covenants will depend on our future performance, which may be affected by events beyond our control. If we violate any of these covenants and are unable to obtain waivers, we would be in default under the applicable agreements and payment of the indebtedness could be accelerated. The acceleration of our indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross—default or cross—acceleration provisions. If our indebtedness is accelerated, we may not be able to repay that indebtedness or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our indebtedness is in default for any reason, our business, results of operations, cash flows and financial condition could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of the common stock and may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

Risk Factors Related to Our Bonus Credits and Our Common Stock

The bonus credits are subject to several restrictions, including, without limitation, no voting rights and restrictions on transfer.

Our bonus credits have no voting rights. The holder of a bonus credit is not entitled to voting rights, unless its bonus credit becomes vested and is converted into shares of our common stock.

The bonus credits are not transferable other than by will or by the laws of descent and distribution upon death of the holder of the bonus credit, unless otherwise permitted by the Board, which has not permitted any transfer of bonus credit to date and will not permit any transfer for the foreseeable future. There is and there will be no market or periodically available process or methodology that would allow holders of bonus credits to receive any consideration or compensation for the bonus credits at any time. In the case of termination of the holder of bonus credit’s agreement with us prior to the final vesting date of such holder’s bonus credits, the unvested bonus credits are automatically forfeited. In the case of termination of the holder of bonus credit’s agreement with us in connection with its retirement from the securities industry at the age of 65 or older, the unvested bonus credits will become vested. However, if the holder ceases to remain retired from the securities industry without our consent, the bonus credits that vested as a result of the retirement and are still outstanding will be immediately forfeited to us.

There is no public market for the common stock, and none is expected to develop.

There is no public market for our common stock, and we do not expect any market to develop. Our common stock is subject to significant restrictions on transfer. In general, our organizational documents grant us a right of first refusal in the event of any proposed voluntary or involuntary transfer of beneficial ownership of any share of our capital stock. In addition, we currently have no plans to register our common stock.

Holdings does not expect to pay dividends on our common stock in the foreseeable future.

Holdings is a holding company with no business operations of its own. As a result, Holdings depends on its operating subsidiaries for cash to make dividend payments. Deterioration in the financial conditions, earnings or cash flow of our significant subsidiaries for any reason could limit or impair their ability to pay cash dividends or other distributions to Holdings. Holdings may also need to contribute additional capital to improve the capital ratios of certain of its subsidiaries, which could also affect the ability of these subsidiaries to pay dividends.

In addition, the terms of certain of the outstanding indebtedness of Holdings’ subsidiaries substantially restrict our ability to pay dividends. See “Management’s Discussion and Analysis of Our Financial Condition and Results of Operations—Indebtedness.” There cannot be any assurance that agreements governing the current and future indebtedness of Holdings or its subsidiaries will permit Holdings or its subsidiaries to provide our common shareholder with sufficient dividends, distributions or loans.

Accordingly, the restrictions above would limit Holdings’ ability to make dividend payments to our holders of common stock, and investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur, particularly in view of our transfer restrictions applicable to our common stock.

Securities laws and regulations regulate the ability of many of our subsidiaries (such as our brokerage subsidiary) to pay dividends or make other distributions. See “Business—Regulation.”

Any determination to pay dividends in the future will be made at the discretion of the Board and will depend on our results of operations, cash flows, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors the Board deems relevant.

The Majority Holders control us and may have conflicts of interest with us or you in the future.

Investment funds associated with or designated by the Majority Holders indirectly own through their ownership in our parent company, approximately 60% of our capital stock, on a fully-diluted basis. Although our executive team has the contractual ability to terminate their employment agreements and receive certain payments if the Majority Holders enter into a transaction our executive team does not approve, the Majority Holders have significant influence over corporate transactions.

Additionally, the Majority Holders are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. One or more of the Majority Holders may also pursue acquisition opportunities that may be complementary to our business and, as a result. those acquisition opportunities may not be available to us. So long as investment funds associated with or designated by the Majority Holders continue to indirectly own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, the Majority Holders will continue to be able to strongly influence or effectively control our decisions.

If we are unable to receive shareholder consent we may not be able to amend our certificate of incorporation prior to conducting an initial public offering of our common stock, which will have an adverse effect on our ability to consummate an initial public offering.

We anticipate that we will need to amend our certificate of incorporation prior to conducting an initial public offering. We cannot assure you that we will be able to obtain the requisite shareholder approval to amend our certificate of incorporation. If we are unable to obtain the requisite approval, it will have an adverse effect on our ability to consummate an initial public offering. We also cannot assure you which provisions of our certificate of incorporation will be amended, but they may be changes that would have an adverse effect on you as a stockholder.

In addition, we currently do not meet the listing requirements of either the New York Stock Exchange or the NASDAQ with respect to various governance requirements and will have to make various changes to our governance procedures prior to seeking any such listing. It is possible that we may not be successful in listing our common stock on a national stock exchange in case we decide conduct an initial public offering, in which our ability to consummate such initial public offering would be adversely affected.

Future issuances or sales of our securities in the public market could cause our stock price to fall.

We may issue securities in the public market in the future and may do so in a manner that results in substantial dilution for our stockholders. In addition, we may issue debt from time to time that ranks in preference to our common stock in the event of a liquidation or winding up or that is secured by an interest in some or all of our assets. Sales of common stock by existing stockholders in the public market, our issuances of new securities or debt, or the expectation that any of these events might occur could materially and adversely affect the market price of our common stock.

If our stock price fluctuates, your bonus credits could lose a significant part of their value.

The price of our stock, and therefore the value of our bonus credit, may be influenced by many factors, some of which are beyond our control, including those described above under “—Risks Related to Our Business” and the following:

•       our dependency on our ability to attract and retain experienced and productive FAs;

•       our ability to successfully integrate acquisitions;

•       the economy and financial markets, including changes to interest rates;

•       the performance of the investment products and services our IFAs and our financial institutions recommend or distribute;

•       the competitive nature of our business;

•       the regulated nature of our business;

•       the failure to comply with regulatory capital requirements;

•       the failure to maintain adequate errors and omissions insurance coverage;

•       the misconduct and errors by our employees and our IFAs;

•       our potential financial exposure resulting from errors in the securities settlement process;

•       the failure of our risk management policies and procedures to fully mitigate our risk exposure in all market environments or against all types of risks;

•       the vulnerability of our networks to security risks;

•       the failure to maintain technological capabilities, the difficulties in upgrading our technology platform or the introduction of a competitive platform;

•       the disruption of our disaster recovery plans and procedures in the event of a catastrophe;

•       our ability to recruit and retain qualified employees;

•       our dependency on key senior management personnel;

•       the loss of any or all of our marketing relationships with manufacturers of investment products;

•       our ability to execute on our business strategy; and

•       our reliance on our clearing service bureau.

Even factors that do not specifically relate to our company may materially reduce the price of our common stock, regardless of our operating performance.

Provisions of our senior secured credit agreement could discourage an acquisition of us by a third party.

Certain provisions of our credit agreement could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a change of control, all indebtedness under our credit agreement may be accelerated and become due.

Anti-takeover provisions of our certificate of incorporation and bylaws may reduce the likelihood of any potential change of control or unsolicited acquisition proposal that you might consider favorable.

Provisions of our certificate of incorporation and bylaws could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our stockholders. These provisions include:

•       staggered board of directors;

•       the absence of cumulative voting in the election of directors;

•       limitations on who may call special meetings of stockholders; and

•       advance notice requirements for stockholder proposals.

Item 2.                FINANCIAL INFORMATION

Selected Financial and Other Data

The following table sets forth our selected historical financial information as of and for the periods presented. The selected historical data for the three months ended March 31, 2007 and March 31, 2006 was derived from our unaudited consolidated financial statements included elsewhere in this registration statement, and the selected historical data for the years ended December 31, 2004 to 2006 have been derived from our audited historical consolidated financial statements and related notes included elsewhere in this registration statement. The selected historical data for the years ended December 31, 2002 and 2003 have been derived from our audited historical consolidated financial statements and related notes not included in this registration statement. The selected historical financial information presented below should be read in conjunction with the information included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes included elsewhere in this registration statement. The following financial data are not necessarily indicative of the results to be expected for the full year or any future period.

	For the Three Months
	Ended March 31,
	(unaudited)		For the Year Ended December 31,
				Predecessor
	2007	2006	2006	2005	2004	2003	2002
	(in thousands)
Consolidated statements of income data:
Revenue:
Commissions	$299,281	$212,750	$890,489	$744,939	$640,128	$521,940	$448,049
Advisory	156,500	118,038	521,058	399,363	301,090	209,536	193,751
Asset-based fees	52,892	31,105	147,364	107,726	89,561	68,631	59,012
Transaction and other fees	39,113	34,039	134,496	125,844	104,168	87,850	75,875
Interest income	7,910	5,641	28,402	17,719	12,829	10,822	12,704
Other	7,021	2,830	18,127	11,705	9,609	10,289	7,403
Total revenues	562,717	404,403	1,739,936	1,407,296	1,157,385	909,068	796,794
Expenses:
Production expenses	393,086	285,621	1,231,105	999,301	821,688	643,396	565,444
Compensation and benefits	47,281	31,386	137,401	142,372	127,997	98,306	90,075
General and administrative	38,640	30,267	120,891	116,943	92,725	75,482	59,830
Depreciation and amortization	17,689	16,090	65,348	17,854	15,798	12,014	8,440
Other	2,224	1,582	4,921	12,712	29,826	35,446	13,462
Total non-interest expenses	498,920	364,946	1,559,666	1,289,182	1,088,034	864,644	737,251
Interest expense from operations	119	52	301	976	1,447	1,464	595
Interest expense from senior credit facilities and subordinated notes	30,627	31,375	125,103	1,388	—	—	—
Total expenses	529,666	396,373	1,685,070	1,291,546	1,089,481	866,108	737,846
Income from continuing operations before provision for income taxes	33,051	8,030	54,866	115,750	67,904	42,960	58,948
Provision for income taxes	14,564	3,373	21,224	46,461	32,552	26,598	23,052
Income from continuing operations	18,487	4,657	33,642	69,289	35,352	16,362	35,896
Loss from discontinued operations	—	—	—	(26,200)	—	—	—
Net income	$18,487	$4,657	$33,642	$43,089	$35,352	$16,362	$35,896

	As of March 31,
	(unaudited)		As of December 31,
				Predecessor
	2007	2006	2006	2005	2004	2003	2002
	(in thousands, except otherwise indicated)
Consolidated Statements of financial condition data:
Cash and equivalents	$180,117	$120,660	$245,163	$134,592	$113,439	$147,515	$129,782
Receivables	470,643	406,522	468,170	377,932	302,584	240,481	217,374
Fixed assets, net	127,352	128,806	121,594	134,764	63,035	70,268	61,986
Total assets	2,829,944	2,616,694	2,797,544	2,638,486	606,145	556,446	465,170
Bank loans payable	—	—	—	—	25,049	30,855	29,236
Notes payable	1,342,389	1,327,025	1,344,375	1,345,000	—	—	—
Drafts payable	151,319	95,261	104,344	88,230	86,080	65,911	69,185
Payable to customers	204,425	170,567	294,574	195,106	149,882	143,899	105,013
Total liabilities	2,178,942	2,018,639	2,170,627	2,050,062	408,894	353,321	278,778
Total shareholders’ equity	651,002	598,055	626,917	588,424	197,251	203,125	186,392

	As of and For the Three Months Ended March 31, (unaudited)		As of and For the Year Ended December 31,
				Predecessor
	2007	2006	2006	2005	2004	2003	2002
	(in thousands, except otherwise indicated)
Other financial and operating data:
Gross margin(1)	$169,631	$118,782	$508,831	$407,995	$335,697	$265,672	$231,350
Number of advisors (#)	8,000	6,700	7,006	6,481	5,843	5,036	4,369
Capital Expenditures	$10,462	$2,806	$23,038	$19,424	$14,336	$20,362	$35,654

(1)          Gross margin is calculated as total revenues less commissions and advisory fees, and brokerage, clearing and exchange expenses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

Statements made in this document, other than statements of historical information, are forward-looking statements that are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements may sometimes be identified by words such as “believe,” “expect,” “may,” “looking forward,” “we plan,” “could,” or “anticipate.”  Although we believe these statements to be true and reasonable at the time they are made, we can give no assurance that these plans, expectations, or beliefs will be achieved. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth under the heading “Factors That May Affect Future Operating Results.”  We do not undertake to update any forward-looking statements that may be made.

Our Business

We are a leading provider of technology and back-office infrastructure to FAs. We provide access to a broad array of financial products and services for our IFAs to market to their clients, as well as a comprehensive technology and service platform to enable our IFAs to more efficiently operate their practices. Our strategy is to build long-term relationships with our IFAs by offering innovative technologies and high-quality services that will enable them to nurture and grow their client base.

Our revenues are primarily derived from commissions and fees from products and advisory services offered by our IFAs to their clients, a substantial portion of which we pay to our IFAs. Furthermore, we also receive fees from product manufacturers as well as various administrative fees from our IFAs and their clients for the use of our proprietary technology and service platform.

We offer our wide range of services through four complementary business segments:  Independent Financial Advisors, Trust Services, Mortgage Services, Insurance Services, and Affiliated Advisory Services. Together, our business segments offer our IFAs access to a brokerage platform of non-proprietary, best-of-breed products for their clients, including fixed and variable annuities, mutual funds, life insurance, alternative investments and mortgages, as well as full-service stock and bond trading.

Our Independent Financial Advisors segment offers our IFAs access to a brokerage platform of non-proprietary, best-of-breed products for their clients, including fixed and variable annuities, mutual funds and alternative investments, as well as full-service stock and bond trading. The Independent Financial Advisors segment also provides our IFAs with a fee-based advisory platform that enables them to build comprehensive, customized portfolios of investments for their clients. In addition, our Independent Financial Advisors segment provides our IFAs with a comprehensive array of infrastructure support and services, including trade processing and clearing automated portfolio rebalancing, proprietary advisor software (BranchNet), independent research, a client centric service center, training programs and compliance support. Our Trust Services segment enables our IFAs to assist their clients with management of intergenerational wealth transfers. The Mortgage Services segment provides comprehensive mortgage services for the residential properties of our IFAs’ clients. Our Insurance Services segment provides our IFAs with access to a broad range of life, disability and long-term care products provided by multiple carriers. Finally, our Affiliated Advisory Services Segment offers a private labeled investment advisory platform for customers of financial advisors working for other financial institutions.

For reporting purposes under accounting principles generally accepted in the United States of America (“GAAP”), we have two segments:

•       Independent Financial Advisors, and

•       Other.

Our Independent Financial Advisors segment includes the results of our primary operating subsidiary, Linsco, a regulated broker-dealer. For the year ended December 31, 2006, this segment comprised more than 98% of our consolidated revenues. For the three months ended March 31, 2007, this segment comprised approximately 99.13% of our consolidated revenues. Our Other segment consists of our remaining operating segments and includes the results of our remaining operating subsidiaries:  PTC, Innovex, Linsco/Private Ledger Insurance Associates, Inc., and IAG.

Our business model, together with our scale, allows us to gain significant recurring revenue. Between 2004 and 2006, our recurring revenues were 54%, 59% and 62%, respectively, of overall revenue. This recurring revenue comes from advisory fees charged to clients, asset-based fees, 12b-1 fees, fees related to our cash sweep programs, interest earned on margin accounts and technology and service fees charged to our IFAs.

We view our principal channels as the IFA channel and the Third-Party Services channel. In the IFA channel, we provide our services directly to IFAs. In the Third-Party Services channel, we contract with financial institutions who in turn permit us to offer our services to their financial advisors.

We were acquired through a leveraged merger transaction on December 28, 2005. Activities as of December 28, 2005 and for the prior periods are for those of the predecessor company. Due to the immaterial amounts between the period December 28, 2005 and December 31, 2005, all operations and cash flows for calendar year 2005 are considered to be those of the predecessor company’s financial results.

EBITDA

Management uses EBITDA (unaudited) to measure operating performance. EBITDA is defined as income from continuing operations plus interest expense, income tax expense, depreciation and amortization. EBITDA is a non-GAAP measure as defined by Regulation G under the Securities Act and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for our discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. We consider EBITDA a supplemental measure of our financial performance and our ability to generate cash flows to service debt, fund capital expenditures and fund other corporate investing and financing activities. EBITDA is used as the denominator in the consolidated leverage ratio calculation for our senior credit facilities. The consolidated leverage ratio determines the interest rate margin charged on the senior credit facilities. In addition, EBITDA provides more comparability between our historical results and results that reflect purchase accounting and the new capital structure. We compensate for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, these presentations of EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA should be considered in addition to, rather than as a substitute for, pre-tax income, net income and cash flows from operating activities.

Set forth below is a computation of EBITDA for the years ended December 31, 2004, 2005, 2006, and the three months ended March 31, 2006 and 2007, and a reconciliation of EBITDA to income from continuing operations, the most closely analogous GAAP measure:

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2007	2006	2006	2005	2004
	(in thousands)
Income from continuing operations	$18,487	$4,657	$33,642	$69,289	$35,352
Interest expense(1)	30,627	31,375	125,103	1,388	—
Income tax expense	14,564	3,373	21,224	46,461	32,552
Depreciation and amortization	17,689	16,090	65,348	17,854	15,798
EBITDA	81,367	55,495	245,317	134,992	83,702

(1)           Interest expense excludes interest incurred for brokerage and mortgage lending operations.

Factors That May Affect Future Operating Results

The following factors may affect our financial performance:

Recruitment and Development of Financial Advisors

Our revenues are impacted by our ability to grow our existing IFAs’ businesses and to continue to grow the number of our licensed IFAs and financial institutions who employ financial advisors.

•        Mature advisor growth.   Growth from mature IFAs represents the growth in commission and advisory revenues of IFAs who have been licensed with us for three or more years. In addition, we have been successful at retaining our most productive IFAs.

•        Sales growth from newly recruited IFAs.   We typically recruit experienced IFAs who were previously licensed with other broker-dealers and have established client bases of their own. As a result, newly recruited IFAs are initially focused on transitioning client assets from their prior firms to us. We expect newly recruited IFAs to return to the approximate production levels they achieved with their prior firms within three years of joining us. As a result, a portion of our near-term revenue growth in a given year is driven by the size of the recruiting classes of the prior two years. For example, the recruiting classes of 2004 and 2005 contributed to revenue growth in 2006.

Recurring Revenue

One of our core strategic objectives is to earn an increasing share of our revenues from recurring sources. Our recurring revenues include advisory fees charged to clients, 12b-1 fees, asset-based fees, fees related to our cash sweep programs, interest earned on margin accounts and technology and service fees charged to our IFAs. We believe these revenue sources are more stable and less dependent on market conditions than transaction-related commissions.

Our business model, together with our scale, allows us to earn a significant proportion of recurring revenue. The proportion of our total revenue that is recurring has decreased slightly from approximately 59.3% for the three months ended March 31, 2006 to approximately 58.5% for the three months ended March 31, 2007. The decrease in recurring revenue is attributable to our January 2007 acquisition of UVEST, which accounted for a $46.76 million increase in revenue. Excluding UVEST, the proportion of our total revenue that is recurring increased to 61.2%.

In addition, the stability of our business is further enhanced by our limited reliance on margin lending. Our interest from margin lending represented only 1.3%, 1.0%, and 1.0%, respectively, of our total revenues for the years ended December 31, 2006, 2005, and 2004. Our interest from margin lending represented only 1.1% of our total revenues for both the three months ended March 31, 2007 and March 31, 2006. Furthermore, we have experienced no losses from write-offs of margin loans over the past five years.

The table below shows the recurring revenue components of our significant revenue categories for the periods indicated below:

	% of Total Revenue Three Months Ended March 31,
	2007	2006
Advisory fee revenue	27.8%	29.2%
12b-1 fee revenue	9.5%	10.3%
Asset-based fee revenue	9.4%	7.7%
Fee revenue	4.7%	5.4%
Variable and group trail and life insurance renewal revenue	5.2%	5.1%
Margin interest and other revenue	1.9%	1.6%
Total recurring revenue	58.5%	59.3%

	% of Total Revenue
	Year Ended December 31,
	2006	2005	2004
Advisory fee revenue	30.0%	28.4%	26.0%
12b-1 fee revenue	10.7%	10.4%	9.6%
Asset-based fee revenue	8.5%	7.7%	7.8%
Fee revenue	5.4%	5.9%	5.0%
Variable and group trail and life insurance renewal revenue	5.2%	4.8%	4.1%
Margin interest and other revenue	1.7%	1.6%	1.6%
Total recurring revenue	61.5%	58.8%	54.1%

Scale of Operations

As the size of our financial advisor base continues to expand, we will seek to further consolidate our buying power and lower our IFAs and our costs. With our increasing scale, we have an enhanced ability to economically invest in technology and broaden our value added services more efficiently across our financial advisor base. If successful, we expect to increase our profit margins, as well as those of our IFAs.

General Economic and Market Factors

Our financial results are influenced by the willingness or ability of our IFAs clients to maintain or increase their investment activities in the financial products offered by our IFAs. As a result, general economic and market factors can affect our commission and fee revenue. The performance of our business is correlated with the economy and financial markets, and a slowdown or downturn in the economy or financial markets could adversely affect our business, results of operations, cash flows or financial condition.

Significant Events & Acquisitions

We have made and will continue to consider acquisitions to supplement our organic growth. We intend to strengthen our position in the industry through additional strategic acquisitions and we believe that these acquisitions will enhance our ability to increase the number of IFAs as well as broaden our portfolio of products. Future acquisitions may be funded through the issuance of debt, existing cash, equity securities or a combination thereof.

Subsequent Events

On June 20, 2007, we completed our acquisition of Pacific Select Group, LLC (“PSG”) and its wholly owned subsidaries for $47.10 million in cash and 264,550 shares of our common stock. PSG is the parent company of Mutual Services Corporation, Associated Financial Group, Inc. and Waterstone Financial Group, Inc.

On June 18, 2007, we raised an additional $50.00 million through our senior secured credit facilities for the acquisition of PSG discussed above. This transaction replaced our Tranche C Notes with Tranche D Notes, and reduced our applicable interest rate margin from 250 basis points to 200 basis points.

On May 11, 2007, we acquired a minority interest in Blue Frog Solutions, Inc. (“Blue Frog”) for a total purchase price of $5.00 million. Blue Frog, a privately held company, provides middleware solutions and straight-through processing for the life insurance & annuities industry. This investment provides us with a strategic ownership interest in one of our vendors which provides technology for variable annuity order entry and monitoring.

Significant Events Through March 31, 2007

On February 8, 2007, Moody’s rating service announced that it raised our corporate family rating to ‘B1’ with a positive outlook, from ‘B2’ stable. As a result of the upgrade, we received a step-down of 0.25% in the applicable interest rate margin for the senior secured term loan facility of our senior secured credit facilities, reducing the applicable interest rate margin for Eurodollar rate borrowings under such facility from 2.75% to 2.50%.

On January 2, 2007, we acquired all of the outstanding stock of UVEST, which provides independent non-proprietary third-party brokerage services to financial institutions, for approximately $79.60 million in cash and $10.81 million in shares of our common stock. We financed $50.00 million of the purchase price with borrowings under our senior secured term loan facility. We anticipate making a 338(h)(10) election for the transaction, which will allow us to treat the stock purchase as an asset purchase for tax purposes. On January 29, 2007, we made an additional capital contribution of $1.50 million to fund working capital.

Significant Events in 2005

On December 28, 2005, LPL Holdings, Inc. (“LPLH”) and subsidiaries was acquired through a merger transaction with BD Acquisition Inc., a wholly owned subsidiary of Holdings (previously named BD Investment Holdings, Inc.). LPLIH was formed by investment funds affiliated with TPG Partners IV, L.P. and Hellman & Friedman Capital Partners V, L.P. The acquisition was accomplished through the merger of BD Acquisition, Inc. with and into LPLH with LPLH being the surviving entity (the “Acquisition”). As a result of the Acquisition, LPLH became a wholly owned subsidiary of LPLIH.

We refer to the above transactions, the Acquisition and the payment of any costs related to these transactions collectively herein as the “Transaction”.

In connection with the Transaction, we incurred significant additional indebtedness, including $550.0 million aggregated principal amount of notes and $795.00 million of borrowing under our senior secured credit facility. As a result of this additional indebtedness, we incurred significant amounts of ongoing interest costs. As a result of the Transaction, we also recorded significant amounts of intangible assets and additional basis in fixed assets (see Note 3 to the consolidated financial statements), which result in ongoing amortization and depreciation expenses. These ongoing expenses along with the significant debt issuance, legal, accounting, and stock option costs are not directly comparable to similar costs incurred prior to the Transaction.

On October 27, 2005, we sold all of our interests in GPA. The results of GPA’s operations have been consolidated with ours since January 1, 2005 according to accounting rules for variable interest entities.

Due to the unusual and infrequent nature of this transaction, the operating results and financial position of GPA have been presented as “Discontinued Operations” in our consolidated financial statements.

During the fourth quarter of 2005, we determined that the goodwill related to Innovex was impaired. Such determination was based on its continued losses, and lower than anticipated revenue growth. Accordingly, we recorded a charge of $3.16 million to reduce the carrying value of its existing goodwill to our estimated fair value of zero.

On August 2, 2005, we sold transportation assets, repaid a related bank loan, and ceased certain activities conducted by our wholly owned subsidiary, Glenoak, LLC.

Significant Events in 2004

In June 2004, we completed the acquisition of a Innovex, a mortgage company which provides comprehensive mortgage services for the residential properties of our IFAs’ clients. Innovex enables our IFAs to build relationships by offering their clients mortgage solutions by originating, underwriting and funding a variety of mortgage and home equity loan products to suit the needs of the borrowers. Through Innovex, we provide mortgage brokerage and lending services in 46 states. Innovex either originates residential mortgage loans internally through a warehouse line of credit facility or externally as a broker for other banks. We have an agreement with certain third party financial institutions to purchase loans originated internally as long as they meet certain criteria, generally within 30 days from funding.

In June 2004, we completed an acquisition of a broker-dealer, a brokerage general agency, as well as certain assets and rights of another broker-dealer. These acquisitions provide Linsco with strategic service and recruiting relationships to IFAs of those entities, as well as access to an affiliated brokerage general agency for insurance products. As a result of this acquisition, approximately 300 IFAs transferred to Linsco. We now operate the brokerage general agency under the name Linsco/Private Ledger Insurance Associates, Inc. The acquired broker-dealer was subsequently dissolved.

Critical Accounting Policies

Our discussion and analysis of our operating results as presented in the above tables are based on our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. Note 2 to our consolidated financial statements for the year ended December 31, 2006 contains a summary of our critical accounting policies, many of which make use of estimates and assumptions. We believe that of our critical accounting policies, the following are noteworthy because they are based on estimates and assumptions that require complex, subjective judgments that can materially impact reported results. Changes in these estimates or assumptions could materially impact our financial condition and results of operation.

Commission Revenues and Expenses

We record commissions received from mutual funds, annuity, insurance, equity, fixed income, direct investment, option and commodity transactions on a trade-date basis. Commissions also include mutual fund and variable annuity trails, which are recognized as a percentage of assets under management over the period for which services are performed. Due to the significant volume of mutual fund and variable annuity purchases and sales transacted by IFAs directly with product manufacturers, management must estimate a portion of its upfront commission and trail revenues for each accounting period for which the proceeds have not yet been received. These estimates are based primarily on the volume of transactions in previous periods as well as cash receipts in the current period. Because we record commissions payable based upon standard payout ratios for each product as it accrues for commission revenue, any adjustment between actual and estimated commission revenue will be offset in part by the corresponding adjustment to commission expense.

Legal Reserves

We record reserves for legal proceedings in accounts payable and accrued liabilities in our consolidated statements of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to, the amount of the claim, the amount of the loss in the client’s account, the basis and validity of the claim, the possibility of wrongdoing on the part of an IFA, likely insurance coverage, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded as professional services in our consolidated statements of income.

Valuation of Goodwill and Other Intangibles

Goodwill represents the cost of acquired companies in excess of the fair value of net tangible assets at acquisition date. In accordance with Statements of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized, but tested annually for impairment, or more frequently if certain events having a material impact on our value occur.

Intangible assets, which consist of relationships with IFAs, are amortized over their estimated useful lives. We evaluate the remaining useful lives of other intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset’s or asset group’s carrying value may not be fully recoverable in accordance with SFAS No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the estimated fair value is less than the corresponding carrying value.

Income Taxes

In preparing the financial statements, we estimate the income tax expense based on the various jurisdictions where we conduct business. We must then assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more likely than not that such deferred tax assets will not be realized. When we establish a valuation allowance or modify the existing allowance in a certain reporting period, we generally record a corresponding increase or decrease to tax expense in the statements of income. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowances recorded against the deferred tax asset. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where we have previously taken certain tax positions and newly enacted statutory, judicial and regulatory guidance. These changes, when they occur, affect accrued taxes and can be material to our operating results for any particular reporting period.

We evaluate all available evidence about asserted and unsettled income tax contingencies and unasserted income tax contingencies caused by uncertain income tax positions taken in our income tax returns filed with the Internal Revenue Service and state and local tax authorities. Contingencies we believe are estimable and probable of payment, if successfully challenged by such tax authorities, are accrued for under the provisions of SFAS No. 5, Accounting for Contingencies. Refer to “Recent Accounting Pronouncements” for our discussion of accounting for uncertainty of income taxes.

Additionally, we account for uncertain tax positions in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. We are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in our consolidated financial statements.

Valuation and Accounting for Financial Derivatives

We periodically use financial derivative instruments, such as interest rate swaps, to protect us against changing market prices or interest rates and the related impact to our assets, liabilities, or cash flows. We also evaluate our contracts and commitments for terms that qualify as embedded derivatives. All derivatives are reported at their corresponding fair value in our consolidated statements of financial condition.

Financial derivative instruments expected to be highly effective hedges against changes in cash flows are designated as such upon entering into the agreement. At each reporting date, we reassess the effectiveness of the hedge to determine whether or not it can continue to use hedge accounting. Under hedge accounting, we record the increase or decrease in fair value of the derivative, net of tax impact, as other comprehensive income or losses. If the hedge is not determined to be a perfect hedge, yet still considered highly effective, we will calculate the ineffective portion and record the related change in its fair value as additional interest income or expense in the consolidated statements of income. Amounts accumulated in other comprehensive income are generally reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

Share-Based Compensation

On January 1, 2006, we adopted SFAS 123R (Revised), Share Based Payments, (“SFAS 123R”). SFAS 123R requires the recognition of the fair value of share-based compensation in net income. We recognize share-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. Prior to January 1, 2006, we accounted for employee equity awards using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”) and related interpretations in accounting for share-based compensation. We adopted the provisions of SFAS 123R using the prospective transition method, whereby we will continue to account for nonvested equity awards to employees outstanding at December 31, 2005 using APB 25, and apply SFAS 123R to all awards granted or modified after that date.

Under SFAS 123R, we calculate compensation expense for stock options based on their estimated fair value. As there are no observable market prices for identical or similar instruments, we estimate fair value using a Black-Scholes valuation model.

Operating Results For The Three Months Ended March 31, 2007 Compared With The Three Months Ended March 31, 2006

	Three Months Ended March 31, (unaudited)
	2007	2006	$ Change	% Change
	(in thousands)
Revenues
Commissions	$299,281	$212,750	$86,531	40.7%
Advisory fees	156,500	118,038	38,462	32.6%
Asset-based fees	52,892	31,105	21,787	70.0%
Transaction and other fees	39,113	34,039	5,074	14.9%
Other	14,931	8,471	6,460	76.3%
Total revenues	562,717	404,403	158,314	39.1%
Expenses
Production expenses	393,086	285,621	107,465	37.6%
Compensation and benefits	47,281	31,386	15,895	50.6%
General and administrative	38,640	30,267	8,373	27.7%
Depreciation and amortization	17,689	16,090	1,599	9.9%
Other	2,224	1,582	642	40.6%
Total non-interest expenses	498,920	364,946	133,974	36.7%
Interest expense from operations	119	52	67	128.8%
Interest expense from senior credit facilities and subordinated notes	30,627	31,375	(748)	-2.4%
Total expenses	529,666	396,373	133,293	33.6%
Income before provision for income taxes	33,051	8,030	25,021	311.6%
Provision for income taxes	14,564	3,373	11,191	331.8%
Net income	$18,487	$4,657	$13,830	297.0%

Our income before provision for income taxes for the three months ended March 31, 2007 was $33.05 million, up 311.6% from $8.03 million for the three months ended March 31, 2006. The increase in earnings was primarily attributable to the consolidation and earnings from our newly acquired subsidiary, UVEST. Total revenues increased $158.31 million or 39.1% for the three months ended March 31, 2007 compared to the corresponding period in the prior year. Excluding UVEST, the increase in revenue was driven by an 8.7% net increase in the number of overall IFAs (excluding UVEST IFAs). Additionally, the consolidation of UVEST’s revenues for the period January 2, 2007 (date of acquisition) through March 31, 2007 accounts for $46.76 million or 29.5% of the increase.

The following table sets forth certain amounts included in our unaudited consolidated statements of income for the periods indicated.

	Three Months Ended March 31,
	2007	% Total	2006	% Total
Commision revenue by product category (in millions)
Annuities	$129.02	43.1%	$89.05	41.9%
Mutual funds	100.04	33.4%	74.75	35.1%
Equities	19.06	6.4%	16.86	7.9%
Alternative investments	22.41	7.5%	12.86	6.1%
Insurance	17.53	5.9%	11.51	5.4%
Fixed income	10.59	3.5%	7.29	3.4%
Other	0.63	0.2%	0.43	0.2%
Total commission revenue	$299.28	100.0%	$212.75	100.0%

Revenues

Summary.   In addition to the explanations provided below, in each case, the increase in revenue was mainly driven by an increase in our overall IFA base (excluding UVEST), which increased 8.7%, from 6,687 as of March 31, 2006 to 7,269 as of March 31, 2007.

•       Commission revenue.   Commission-based revenues represent the gross commissions generated by our IFAs, primarily from commissions earned on the sale of various products such as fixed and variable annuities, mutual funds, general securities, alternative investments and insurance. We also earn trailing commission type revenues (such as 12(b)-1 fees) on mutual funds and variable annuities held by clients of our IFAs. Trail commissions are recurring in nature and are earned based on the current market value of previously purchased investments.

Commission revenue increased $86.53 million, or 40.7%, to $299.28 million for the three months ended March 31, 2007 compared to $212.75 million for the three months ended March 31, 2006. Excluding UVEST (which comprises $39.86 million or 46.1% of the increase), commission revenue increased $46.67 million, or 21.9%, which is primarily attributable to increased commissions on the sale of annuities and mutual funds. Commission revenues from the sale of annuities and mutual funds grew $32.37 million or 19.76% during the three months ended March 31, 2007 as compared to the three months ended March 31, 2006.

•       Advisory fees.   Advisory fee revenues represent fees charged by us and our IFAs, to clients based on the value of assets under management.

Advisory fees increased $38.46 million, or 32.6%, to $156.50 million for the three months ended March 31, 2007, compared with $118.04 million for the three months ended March 31, 2006. Excluding UVEST (which comprises $2.01 million or 5.2% of the increase), advisory fee revenue increased $36.45 million, or 30.9%. This increase was primarily due to higher asset balances in advisory programs, partially due to a trend among our IFAs to provide a higher percentage of fee-based advisory services to their clients. Consequently, this trend is driving an increase in recurring revenues as a percentage of total revenue.

•       Asset-based and other product fees.   Asset-based and other product fees are comprised of the following:

Fees from cash sweep vehicles.   Pursuant to contractual arrangements, uninvested cash balances in client accounts are swept into either third-party money market funds or deposit accounts at various banks, for which we receive fees, including administrative and record keeping fees based on account type and the invested balances.

Sponsorship fees.   We receive fees from certain product manufacturers in connection with programs that support our marketing and sales-force education and training efforts.

Sub-transfer agency fees.   We earn fees on mutual fund assets for which we provide administrative and recordkeeping services as a sub-transfer agent.

Networking fees.   Our networking fees represent fees paid to us by mutual fund and annuity product manufacturers in exchange for administrative and recordkeeping services that we provide to clients of our IFAs. Networking fees are correlated to the number of positions we administer, not the value of assets under administration.

Asset-based and other product fees increased $21.79 million, or 70.0%, to $52.90 million for the three months ended March 31, 2007, compared with $31.11 million for the three months ended March 31, 2006. Excluding UVEST (which comprises $2.50 million or 11.5% of the increase), asset-based fee revenue increased $19.29 million, or 62.0%. The increase was led by a $15.43 million, or

126.6%, increase in fees from our cash sweep vehicles primarily as a result of increased customer balances and higher interest rates and fees.

•       Transaction and other fees.   Revenues earned from transaction and other fees primarily consist of the following categories:

Transaction fees and ticket charges.   We charge fees for executing transactions in fee-based advisory client accounts. We also charge ticket charges to our IFAs for executing brokerage transactions.

Subscription fees.   We earn subscription fees for the software and technology services that we provide to our IFAs.

IRA custodian fees.   We earn fees for the IRA custodial services we provide on client accounts.

Financial advisor contract and license fees.   We earn monthly administrative fees from all IFAs licensed with us. We also charge IFAs regulatory licensing fees.

Conference fees.   We charge product manufacturers fees for participating in our training and marketing conferences for our IFAs.

Small/inactive account fees.   We charge fees for services related to client accounts that fail to meet certain specified thresholds of size or activity.

Transaction and other fees increased $5.07 million, or 14.9%, to $39.11 million for the three months ended March 31, 2007, compared with $34.04 million for the three months ended March 31, 2006. Excluding UVEST (which comprises $1.65 million or 27.6% of the increase), transaction and other fee revenue increased $4.33 million, or 13.1%. The increase is attributed primarily to the 8.7% growth in our advisory base and an increase in trade volume. Specifically, our total trade volume increased by 0.32 million, or 19.9%, to 1.93 million for the three months ended March 31, 2007 compared to 1.61 million for the three months ended March 31, 2006 which is primarily attributable to an increase in the number of customer accounts.

•       Other revenue.   Other revenue includes marketing re-allowances from certain product manufacturers, revenue from hosting conferences, as well as interest income from client margin accounts and cash equivalents.

Other revenue increased $6.46 million, or 76.3%, to $14.93 million for the three months ended March 31, 2007, compared with $8.47 million for the three months ended March 31, 2006. Excluding UVEST (which comprises $0.74 million or 11.5% of the increase), other revenue increased $5.72 million, or 68.9%. This increase was attributed to a $2.46 million increase in alternative investment marketing fees primarily due to higher sales volumes of participating REIT programs, in addition to a $2.27 million increase in interest revenue on our margin accounts and overnight investments, driven by higher interest rates (average effective rates of 5.25% in 2007 vs. 4.52% in 2006) and margin account balances which increased by approximately 26%.

Expenses

•       Production expenses.   Production expenses consist of commissions and advisory fees as well as brokerage, clearing, and exchange fees. We pay out the majority of commissions and advisory fees received from sales or services provided by our IFAs. Substantially all of these pay-outs are variable and are correlated to the revenues generated by each financial advisor.

Production expenses increased $107.47 million, or 37.6%, to $393.09 million three months ended March 31, 2007, compared with $285.62 million for the three months ended March 31, 2006.

Excluding UVEST (which comprises $33.56 million or 31.2% of the increase), production expenses increased $73.91 million, or 25.9%, which was primarily attributable to higher payout products making up a larger share of commission and advisory revenue. This increase is consistent with the 25.1% increase in commission and advisory fee revenue, excluding UVEST.

•       Compensation and benefits.   Compensation and benefits represent compensation-related expenses, including stock-based compensation for our employees, including temporary employees and consultants.

Compensation and benefits increased $15.89 million, or 50.6%, to $47.28 million for the three months ended March 31, 2007, from $31.39 million for the three months ended March 31, 2006. Excluding UVEST (which comprises $6.42 million or 40.4% of the increase), compensation and benefit expenses increased $9.47 million, or 30.2%. The increase is primarily attributed to a $6.42 million increase in payroll and a $1.21 million increase in discretionary bonus, excluding UVEST. The average number of full-time employees increased by 306, or 26.0%, to 1,483 for the three months ended March 31, 2007, compared to 1,177 for the three months ended March 31, 2006. With the acquisition of UVEST, our average number of full-time employees has increased by an additional 215.

•       General and administrative expenses.   General and administrative expenses include promotional fees, occupancy and equipment, communications and data processing, regulatory fees, travel and entertainment, and professional services.

General and administrative expenses increased $8.37 million, or 27.7%, to $38.64 million for the three months ended March 31, 2007, from $30.27 million for the three months ended March 31, 2006. Excluding UVEST (which comprises $1.78 million or 21.3% of the increase), general and administrative expenses increased $6.59 million, or 21.8%. This increase is attributable to increases of $1.66 million in occupancy and equipment and $3.02 million in promotional fees, both of which are consistent with our growth.

•       Depreciation and amortization.   Depreciation expense is related to our capital assets such as office equipment and technology. Amortization expense is primarily related to the amortization of other intangible assets and internally developed software.

Depreciation and amortization expense increased $1.60 million, or 9.9%, to $17.69 million for the three months ended March 31, 2007, compared with $16.09 million for the three months ended March 31, 2006. UVEST accounted for $1.16 million of the increase, resulting from depreciation and amortization recognized on acquired assets.

•       Other expenses.   Other expenses include reimbursement expenses, bank fees and other miscellaneous expenses.

Other expenses increased $0.64 million, or 40.6%, to $2.22 million for the three months ended March 31, 2007, from $1.58 million for the three months ended March 31, 2006. Excluding UVEST (which comprises $0.16 million or 25.0% of the increase), other expenses increased $0.48 million, or 30.4%. This increase is attributable to increases of $0.30 million in other taxes and $0.14 million for storage services, both of which are attributable to the firm’s growth in size and revenue over the last year.

•       Interest expenses.   Interest expense includes operating interest expense related to brokerage operations and mortgage lending, and non-operating interest expense for debt coverage related to the Transaction.

Interest expense decreased $0.68 million to $30.75 million for the three months ended March 31, 2007, compared with $31.43 million for the three months ended March 31, 2006. The decrease was primarily due to a $1.19 million decrease in interest expense due to lower interest rates, which was partially offset by a $0.73 million increase in interest expense related to $35.36 million of additional principal outstanding in our senior secured credit facilities.

•       Provision for Income Taxes.   Provision for income taxes increased $11.19 million, or 331.8% to $14.56 million for the three months ended March 31, 2007, compared with $3.37 million for the three months ended March 31, 2006. The increase in income tax expense was primarily related to the increase in pre-tax income from continuing operations over comparable periods. Our effective tax rate for the three months ended March 31, 2007 was 44.06% as compared to 42% for the three months ended March 31, 2006. The increased tax rate for the three months ended March 31, 2007 was primarily related to the adoption of FIN 48.

Operating Results For The Year Ended December 31, 2006 Compared With The Year Ended December 31, 2005

	Year Ended December 31,
	2006	2005	$ Change	% Change
	(in thousands)
Revenues
Commissions	$890,489	$744,939	$145,550	19.5%
Advisory fees	521,058	399,363	121,695	30.5%
Asset-based fees	147,364	107,726	39,638	36.8%
Transaction and other fees	134,496	125,844	8,652	6.9%
Other	46,529	29,424	17,105	58.1%
Total revenues	1,739,936	1,407,296	332,640	23.6%
Expenses
Production expenses	1,231,105	999,301	231,804	23.2%
Compensation and benefits	137,401	142,372	(4,971)	(3.5)%
General and administrative	120,891	116,943	3,948	3.4%
Depreciation and amortization	65,348	17,854	47,494	266.0%
Other	4,921	12,712	(7,791)	(61.3)%
Total non-interest expenses	1,559,666	1,289,182	270,484	21.0%
Interest expense from operations	301	976	(675)	(69.2)%
Interest expense from senior credit facilities and subordinated notes	125,103	1,388	123,715	8913.2%
Total expenses	1,685,070	1,291,546	393,524	30.5%
Income from continuing operations before provision for income taxes	54,866	115,750	(60,884)	(52.6)%
Provision for income taxes	21,224	46,461	(25,237)	(54.3)%
Income from continuing operations	33,642	69,289	(35,647)	(51.4)%
Loss from discontinued operations	—	(26,200)	26,200	n/a
Net income	$33,642	$43,089	$(9,447)	(21.9)%

Our income from continuing operations before income taxes for the year ended December 31, 2006 was $54.87 million, down 52.6% from $115.75 million for the year ended December 31, 2005. The decrease was primarily due to $123.72 million of additional interest expense from senior secured credit facilities ($125.10 million in 2006 as compared to $1.38 million in 2005) and $47.37 million of additional depreciation and amortization expense ($47.89 million in 2006 as compared to $0.52 million in 2005) primarily attributable to the Transaction. Additionally, the Transaction resulted in offset by an additional $20.80 million in compensation expense in 2005 related to the accelerated vesting of stock options

(triggered by the change in control). Excluding the additional interest expense, additional depreciation and amortization expense, and compensation expense resulting from the Transaction, our pre-tax income increased $89.40 million, or 64.6%, to $227.86 million for the year ended December 31, 2006, compared with $138.46 million for the year ended December 31, 2005. These earnings were primarily driven by strong revenue growth. We achieved total revenue growth of $332.64 million or 23.6% for the year ended December 31, 2006 compared to the corresponding period in the prior year. The increase in revenue was mainly driven by continued growth among mature IFAs (an advisor who has been with LPL at least three years), growth among recently recruited IFAs, and an 8.1% net increase in the number of overall IFAs. The operating results for the year ended December 31, 2005 also include the discontinued operations of our variable interest entities, GPA Group, Inc. and Global Portfolio Advisors, Ltd. (collectively referred to as “GPA”). We sold our investment in GPA on October 27, 2005 (See Notes 6 and 12) to our audited consolidated financial statements.

The following table sets forth certain amounts included in our consolidated statements of income for the periods indicated.

	Year Ended December 31,
	2006	% of Total	2005	% of Total
Commision revenue by product category (in millions)
Annuities	$383.99	43.1%	$299.81	40.2%
Mutual funds	309.18	34.7%	265.97	35.7%
Equities	61.01	6.9%	57.69	7.8%
Alternative investments	59.22	6.7%	54.66	7.3%
Insurance	47.30	5.3%	38.18	5.1%
Fixed income	28.66	3.2%	25.82	3.5%
Other	1.13	0.1%	2.81	0.4%
Total commission revenue	$890.49	100.0%	$744.94	100.0%

Revenue

Summary.   In addition to the explanations provided below, in each case, the increase in revenue was largely driven by an increase in our overall IFA base increased from 6,481 to 7,006, or 8.1%, from December 31, 2005 to December 31, 2006, respectively.

•       Commission revenue.   Commission revenue increased $145.55 million, or 19.5%, to $890.49 million for the year ended December 31, 2006 compared to $744.94 million for the year ended December 31, 2005, led primarily by increases in commissions on the sale of annuities and mutual funds. Commission revenues from the sale of annuities and mutual funds grew $127.39 million or 22.5% during the year ended December 31, 2006.

•       Advisory fees.   Advisory fees increased $121.70 million, or 30.5%, to $521.06 million for the year ended December 31, 2006, compared with $399.36 million for the year ended December 31, 2005. This increase was primarily due to higher asset balances in advisory programs, partially due to a trend among our IFAs to provide a higher percentage of fee-based advisory services to their clients. Consequently, this trend is driving an increase in recurring revenues as a percentage of total revenue. Advisory revenue as a percentage of commission and advisory revenue was 36.9% for the year ended December 31, 2006 as compared to 34.9% for the year ended December 31, 2005.

•       Asset-based and other product fees.   Asset-based and other product fees increased $39.64 million, or 36.8%, to $147.36 million for the year ended December 31, 2006, compared with $107.73 million for the year ended December 31, 2005. The increase was led by a $21.73 million, or 50.4%, increase in fees from our cash sweep vehicles primarily attributable to increased customer balances.

•       Transaction and other fees.   Transaction and other fees increased $8.65 million, or 6.9%, to $134.50 million for the year ended December 31, 2006, compared with $125.84 million for the year ended December 31, 2005. The increase is attributed primarily to the 8.1% growth in our advisory base and an increase in trade volume. Specifically, our total trade volume increased by 1.3 million, or 25.0%, to 6.5 million for the year ended December 31, 2006 compared to 5.2 million for the year ended December 31, 2005 primarily attributable to an increase in the number of customer accounts. This increase was partially offset by the reclassification of $6.40 million of conference services from transaction and other fees to other revenue in 2006.

•       Other revenue.   Other revenue increased $17.11 million, or 58.1%, to $46.53 million for the year ended December 31, 2006, compared with $29.42 million for the year ended December 31, 2005. This increase was primarily attributed to a $10.68 million increase in interest revenue on our margin accounts and overnight investments, driven by higher interest rates (average effective rates of 5.02% in 2006 vs. 3.11% in 2005) and margin account balances which increased by approximately 25%. Additionally, 2006 included $6.40 million related to conference services, which were classified as transaction and other fees in the prior year.

Expenses

•       Production expenses.   Production expenses increased $231.80 million, or 23.2%, to $1,231.11 million during the year ended December 31, 2006, compared with $999.30 million for the year ended December 31, 2005. This increase was consistent with the 23.4% increase in total commission and advisory fee revenues.

•       Compensation and benefits.   Compensation and benefits decreased $4.97 million, or 3.5%, to $137.40 million for the year ended December 31, 2006, from $142.37 million for the year ended December 31, 2005. The decrease is primarily attributed to a $21.68 million or 88.3% decline in share-based compensation expense (see Note 18 to our consolidated financial statements) primarily resulting from the Transaction. This decrease is partially offset by a $10.53 million or 13.0% increase in payroll, a $3.51 million increase in discretionary bonus and a $2.13 increase in outside personnel. The average number of full-time employees increased by 187, or 17.3%, to 1,269 for the year ended December 31, 2006, compared to 1,082 for the year ended December 31, 2005.

•       General and administrative expenses.   General and administrative expenses increased $3.95 million, or 3.4%, to $120.89 million for the year ended December 31, 2006, from $116.94 million for the year ended December 31, 2005. This increase is attributable to increases in equipment, occupancy, promotional and communications that are primarily attributable with our firm’s growth which were offset by approximately $13.86 million of professional fees incurred in the prior year in connection with the Transaction.

•       Depreciation and amortization.   Depreciation and amortization expense increased $47.49 million, or 266.0%, to $65.35 million for the year ended December 31, 2006, compared with $17.85 million for the year ended December 31, 2005. This increase was driven by $47.37 million of additional amortization recognized on intangible assets and internally developed software recorded in conjunction with the Transaction.

•       Other expenses.   Other expenses decreased $7.79 million, or 61.3%, to $4.92 million for the year ended December 31, 2006, from $12.71 million for the year ended December 31, 2005. Remediation efforts for Class B and Class C mutual fund share transactions (see Note 17 to our consolidated financial statements) resulted in a $2.97 million reduction of costs that had previously been estimated and accrued for. If we were to exclude the reversal of the accrual associated with the remediation efforts, other general expenses would have decreased $4.82 million, or 37.9% primarily reflecting a $3.16 million goodwill impairment charge related to Innovex in the prior year.

•       Interest expenses.   Interest expense increased $123.04 million to $125.40 million for the year ended December 31, 2006, compared with $2.36 million for the year ended December 31, 2005. The increase was primarily due to an additional $123.72 million of non-operating interest expense from senior credit facilities and subordinated notes related to the Transaction.

•       Provision for Income Taxes.   Provision for income taxes decreased $25.24 million, or 54.3% to $21.22 million for the year ended December 31, 2006, compared with $46.46 million for the year ended December 31, 2005. The decrease in income tax expense was primarily related to the decrease in pre-tax income from continuing operations over comparable periods. Our effective tax rate for 2006 was 38.7% as compared to 40.1% for 2005. The increased tax rate for 2005 was primarily related to non-deductible Transaction costs.

Operating Results for The Year Ended December 31, 2005 Compared With The Year Ended December 31, 2004

	Year Ended December 31,
	2005	2004	$ Change	% Change
	(in thousands)
Revenues
Commissions	$744,939	$640,128	$104,811	16.4%
Advisory fees	399,363	301,090	98,273	32.6%
Asset-based fees	107,726	89,561	18,165	20.3%
Transaction and other fees	125,844	104,168	21,676	20.8%
Other	29,424	22,438	6,986	31.1%
Total revenues	1,407,296	1,157,385	249,911	21.6%
Expenses
Production expenses	999,301	821,688	177,613	21.6%
Compensation and benefits	142,372	127,997	14,375	11.2%
General and administrative	116,943	92,725	24,218	26.1%
Depreciation and amortization	17,854	15,798	2,056	13.0%
Other	12,712	29,826	(17,114)	(57.4)%
Total non-interest expenses	1,289,182	1,088,034	201,148	18.5%
Interest expense from operations	976	1,447	(471)	(32.6)%
Interest expense from senior credit facilities and subordinated notes	1,388	—	1,388	n/a
Total expenses	1,291,546	1,089,481	202,065	18.5%
Income from continuing operations before provision for income taxes	115,750	67,904	47,846	70.5%
Provision for income taxes	46,461	32,552	13,909	42.7%
Income from continuing operations	69,289	35,352	33,937	96.0%
Loss from discontinued operations	(26,200)	—	(26,200)	n/a
Net income	$43,089	$35,352	$7,737	21.9%

Our income from continuing operations was $69.29 million in 2005, up 96.0% from $35.35 million in 2004. We achieved revenue growth of 21.6% for the year ended December 31, 2005. The increase in revenue was mainly driven by a 10.9% increase in the number of IFAs.

The following table sets forth certain amounts included in our consolidated statements of income for the periods indicated.

	Year Ended December 31,
Commision revenue by product category (in millions)	2005	% of Total	2004	% of Total
Annuities	$299.81	40.2%	$248.00	38.7%
Mutual funds	265.97	35.7%	230.00	35.9%
Equities	57.69	7.8%	55.90	8.7%
Alternative investments	54.66	7.3%	44.80	7.0%
Insurance	38.18	5.1%	35.00	5.5%
Fixed income	25.82	3.5%	23.40	3.7%
Other	2.81	0.4%	3.03	0.5%
Total commission revenue	$744.94	100.0%	$640.13	100.0%

Revenue

Summary.   In addition to the explanations provided below, in each case, the increase in revenue was largely driven by an increase in our overall IFA base, which increased from 5,843 to 6,481, or 10.9%, from December 31, 2004 to December 31, 2005, respectively.

•       Commission revenue.   Commission revenue increased $104.81 million, or 16.4%, to $744.94 million for the year ended December 31, 2005 compared to $640.13 million for the year ended December 31, 2004, led primarily by increases in commissions derived from the sale of annuities and mutual funds. In 2005, annuity commissions grew 20.9% while mutual fund commissions grew 15.7%.

•       Advisory fees.   Advisory fees increased $98.27 million, or 32.6%, to $399.36 million for the year ended December 31, 2005, compared with $301.09 million for the year ended December 31, 2004. This increase was primarily due to higher asset balances in advisory programs, partially due to the trend among our IFAs towards providing a higher percentage of fee-based advisory services to their clients. Advisory revenue as a percentage of commission and advisory revenue was 34.9% for the year ended December 31, 2005 as compared to 32.0% for the same period in 2004.

•       Asset-based and other product fees.   Asset-based and other product fees increased $18.17 million, or 20.3%, to $107.73 million for the year ended December 31, 2005, compared with $89.56 million for the year ended December 31, 2004. This increase was primarily due to a higher percentage of assets held in money market funds, sponsorship program fees, sub-transfer agency fees, and networking fees.

•       Transaction and other fees.   Transaction and other fees increased $21.68 million, or 20.8%, to $125.84 million for the year ended December 31, 2005, compared with $104.17 million for the year ended December 31, 2004. This increase was primarily due to increases in transaction revenue, IRA custodian fees, and technology fees collected from IFAs and conference services revenue.

•       Other revenue.   Other revenue increased $6.99 million, or 31.1%, to $29.42 million for the year ended December 31, 2005, compared with $22.44 million for the year ended December 31, 2004. This increase was primarily due to a $4.89 million increase in interest revenue.

Expenses

•       Production expenses.   Production expenses increased $177.61 million, or 21.6%, to $999.30 million for the year ended December 31, 2005, compared with $821.69 million for the year ended December 31, 2004. This increase was consistent with the growth of our commission and advisory fee revenue.

•       Compensation and benefits.   Compensation and benefits increased $14.38 million, or 11.2%, to $142.37 million for the year ended December 31, 2005, compared with $128.00 million for the year ended December 31, 2004. Primary reasons for this increase include a $5.91 million increase in stock compensation expense incurred in connection with the Transaction, in addition to employee growth, merit-based pay increases, higher health care costs, and increased spending on outside services. The average number of full-time employees increased by 18.4% for the year ended December 31, 2005.

•       General and administrative expenses.   General and administrative expenses increased $24.22 million, or 26.1%, to $116.94 million for the year ended December 31, 2005, compared with $92.73 million for the year ended December 31, 2004. This increase was mainly due to increases in professional fees and to a lesser extent promotional expenses ($13.86 million of which related to the Transaction). All other expenses such as occupancy, equipment, communications, and other increased at a rate consistent with our growth.

•       Depreciation and amortization.   Depreciation and amortization expense increased $2.06 million, or 13.0%, to $17.85 million for the year ended December 31, 2005, compared with $15.80 million for the year ended December 31, 2004. This increase was primarily driven by $1.50 million of amortization expense in 2005 mainly related to the June 2004 acquisitions of three broker-dealers.

•       Other expenses.   Other expenses decreased $17.11 million, or 57.4%, to $12.71 million for the year ended December 31, 2005, from $29.83 million for the year ended December 31, 2004. Primary reasons for this decrease include an $11.00 million decrease in regulatory fines and related expenses, a $3.16 million goodwill impairment charge related to Innovex and $1.61 million of other expenses from the Transaction offset by a $12.23 million write-down in 2004 for our non-marketable investment in GPA, which did not recur in 2005 because of our change in accounting (see Note 6 in the notes to consolidated financial statements).

•       Interest expenses.   Interest expense increased $.91 million, or 63.4%, to $2.36 million for the year ended December 31, 2005 from $1.45 million for the year ended December 31, 2004, primarily due to $1.39 million of non-operating interest expense from senior credit facilities and subordinated notes related to the Transaction.

•       Provision for Income Taxes.   Provision for income taxes increased $13.91 million, or 42.7% to $46.46 million for the year ended December 31, 2005, compared with $32.55 million for the year ended December 31, 2004. The increase in income tax expense was primarily related to the increase in pre-tax income from continuing operations over comparable periods. Our effective tax rate for 2005 was 40.1% as compared to 47.9% for 2004. The increased tax rate for 2004 was primarily related to an increase in the valuation allowance against a deferred tax asset resulting from an investment in GPA.

Segment Information

Our Independent Financial Advisors segment, which represents approximately 99.13% and 99.07% of consolidated revenues for the three months ended March 31, 2007 and 2006, respectively, 99.1% of consolidated revenues in 2006 and approximately 98.9% of consolidated revenues in both 2005 and 2004, provides a full range of brokerage, investment advisory and infrastructure services to IFAs and financial institutions in the United States. Our other four segments provide an investment advisory platform, trust and related custodial services, mortgage brokerage and underwriting services, and fixed insurance services, respectively, almost entirely to clients of Linsco’s IFAs. These other four entities do not, individually or in the aggregate, meet the segment reporting requirements under SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”, and consequently have been aggregated as “Other” for reporting purposes. Certain corporate assets and expenses at our holding company have not been allocated to our operating segments as they are not used by our chief operating decision maker in assessing segment performance or in deciding how to allocate resources.

First Quarter 2007 vs. First Quarter 2006

Revenues at our Independent Financial Advisors segment increased $157.17 million, or 39.2%, to $557.83 million for the three months ended March 31, 2007 from $400.66 million for the three months ended March 31, 2006. This increase was primarily attributable to an 8.7% increase in the overall number of IFAs, and earnings from our newly acquired subsidiary, UVEST. The consolidation of UVEST revenues for the period January 2, 2007 (date of acquisition) through March 31, 2007 accounts for $46.76 million or 29.75% of the revenue increase. Revenues for our other segments increased by $1.96 million, or 35.4%, to $7.49 million for the three months ended March 31, 2007 from $5.53 million for the three months ended March 31, 2006, primarily due to an increase in commissions generated from life insurance applications.

Income before income taxes in our Independent Financial Advisors segment increased by $23.67 million, or 45.5%, to $75.69 million for the three months ended March 31, 2007 from $52.03 million for the three months ended March 31, 2006, attributed mainly to the revenue growth discussed above and a consistent profit margin as a percentage of revenue. Our other segments increased by $0.60 million, or 250.4%, to $0.84 million for the three months ended March 31, 2007 from $0.24 million for the three months ended March 31, 2006, due to increases in insurance commissions paid on our life insurance applications, which was partially offset by a decrease in fixed annuity commissions.

2006 vs. 2005

Revenues at our Independent Financial Advisors segment increased $331.98 million, or 23.9%, to $1,723.85 million for the year ended December 31, 2006 from $1,391.87 million for the year ended December 31, 2005 driven mainly by an 8.1% increase in the overall number of IFAs. Revenues for our other segment increased by $2.87 million, or 14.1%, to $23.19 million for the year ended December 31, 2006 from $20.32 million for the year ended December 31, 2005, due primarily to an increase in commissions generated from life insurance applications offset by a decline in the volume of loans processed due primarily to rising interest ratings.

Income from continuing operations before income taxes in our Independent Financial Advisors segment increased by $85.77 million, or 59.8%, to $229.27 million for the year ended December 31, 2006 from $143.50 million for the year ended December 31, 2005, attributed mainly to the revenue growth discussed above. Our other segments increased by $3.49 million, or 177.2%, to $1.52 million for the year ended December 31, 2006 from ($1.97) million for the year ended December 31, 2005, due primarily to a goodwill impairment charge of $3.16 million recorded in 2005. Additionally, other corporate and unallocated income from continuing operations before income taxes increased $150.13 million over the same period in the prior year primarily due to unallocated expenses, such as interest on our senior credit facilities, additional depreciation of assets, and amortization of intangible assets, all resulting from the Transaction, which were not incurred in the prior year.

2005 vs. 2004

Revenues at our Independent Financial Advisors segment increased by $247.45 million, or 21.6% to $1,391.87 million for the year ended December 31, 2005 from $1,144.42 million for the year ended December 31, 2004, driven mainly by a 10.9% increase in the overall number of IFAs. Revenues for our other segment increased by $6.34 million, or 45.3% to $20.32 million for the year ended December 31, 2005 from $13.98 million for the December 31, 2004, primarily related to revenues earned by our mortgage company and general brokerage agency, both which were acquired in June 2004.

Income from continuing operations before income taxes at our Independent Financial Advisors segment increased by $51.10 million, or 55.3% to $143.50 million for the year ended December 31, 2005 from $92.40 million for the year ended December 31, 2004, attributed mainly to growth in our gross margin. Gross margin, which is calculated as total revenues less commissions and advisory fees, and brokerage, clearing and exchange expenses, increased to $399.04 million in 2005 from $328.80 million in 2004 due to the $247.45 million increase in revenues. Our other segments decreased by $2.09 million, to ($1.97) million for the year ended December 31, 2005 from $.12 million primarily as a result of the non-cash goodwill impairment charge discussed above.

Recent Accounting Pronouncements

Accounting for Fair Value Option of Financial Assets and Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option of Financial Assets and Financial Liabilities (“SFAS 159”). This standard permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that the adoption of SFAS 159 will have on our consolidated statements of financial condition, statements of income, and cash flows.

Accounting for Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This standard provides guidance for using fair value to measure assets and liabilities. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data; for example, the reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact that the adoption of SFAS 157 will have on our consolidated statements of financial condition, statements of income, or cash flows.

Accounting for Uncertainty in Income Taxes

On January 1, 2007, we adopted the provisions of FIN 48, which clarifies the accounting uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement 109, Accounting for Income Taxes. FIN 48 requires that we recognize in our consolidated financial statements the tax effects of a position only if it is “more-likely-than-not” to be sustained based solely on it technical merits; no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. The impact of our reassessment of our tax positions in accordance with FIN 48 resulted in a reduction to stockholders’ equity of $4.45 million. For additional information regarding the adoption of FIN 48, see Note 9 to our unaudited consolidated financial statements.

Liquidity and Capital Resources

Summary of Changes in Cash and Cash Equivalents

Net cash provided by operating activities was $6.85 million and $13.32 million, respectively, for the three months ended March 31, 2007 and March 31, 2006. The decrease is due primarily to a decrease in net payable/receivable from customers offset by higher operating income (including UVEST) and a decrease income taxes payable/receivable.

Net cash provided by operating activities from continuing operations for the years ended December 31, 2006, 2005 and 2004, was $139.23 million, $118.00 million and $71.55 million, respectively. The increase is primarily attributed to growth in our revenues which drove gross margin to increase from $335.80 million for the year ended December 31, 2004 to $408.00 million for the year ended December 31, 2005 and $508.83 million for the year ended December 31, 2006. We also recognized a $53.34 million tax benefit related to stock options exercised in fiscal year 2005 resulting from the Transaction. The increse in fiscal year 2006 as compared to fiscal year 2005 was largely offset by interest costs related to the senior notes issued in conjunction with the Transaction and a change in taxes receivable/payable of approximately $108.45 million which was also associated with tax deductible events related to the Transaction. The remainder of change in cash provided by operating activities is attributed to the net fluctuations in various other operating asset and liability accounts.

Net cash used in investing activities was $72.90 million and $9.89 million, respectively, for the three months ended March 31, 2007 and March 31, 2006. The increase is principally due to the acquisition of UVEST, for which $63.27 million was paid during the three months ended March 31, 2007.

Net cash used in investing activities in continuing operations for the years ended December 31, 2006, 2005 and 2004 was $30.41 million, $1.75 million, and $38.21 million, respectively. The increase in fiscal year 2006 as compared to fiscal year 2005 is principally due to non-recurring cash proceeds from the sale of fixed assets of $20.31 million received during the year ended December 31, 2005. An additional decrease in cash used in investing activities for fiscal year 2005 as compared to fiscal year 2004 is due to a non-marketable equity investment in affiliate (GPA) during the year ended December 31, 2004. During fiscal year 2005 this investment was consolidated under FIN 46R. We made an additional investment of $9.05 million into GPA for 2005 and subsequently sold our interest (October 2005) and reported the results and cash flows from it as discontinued operations.

Net cash provided by financing activities for the three months ended March 31, 2007 was $1.01 million as compared to net cash used in financing activities for the three months ended March 31, 2006 of $17.36 million. The difference is due primarily to a decrease in the net borrowing activity on our credit facilities.

Net cash provided by financing activities for the year ended December 31, 2006 was $1.75 million as compared to financing activities used in continuing operations for years ended December 31, 2005 of $86.04 million and December 31, 2004 of $67.41 million. The difference in fiscal year 2006 as compared to fiscal year 2005 is due primarily to $1,345.00 million of proceeds received from the issuance of senior notes and $740.74 million of proceeds received from the issuance of common stock offset largely by the repurchase of $2,077.26 million of previous outstanding common shares and stock appreciation rights, all which occurred in fiscal year 2005 and did not occur again during fiscal year 2006. Additionally, we paid $55.09 million of dividends to stockholders and $25.05 million for the repayment of bank loans during the year ended December 31, 2005, but not during 2006. The difference in fiscal year 2005 as compared to fiscal year 2004 is due primarily to $19.24 million of additional repayment of bank loans during the year ended December 31, 2005 as compared to the year ended December 31, 2004.

Operating Capital Requirements

Our primary requirement for working capital relates to funds we loan to clients for trading done on margin and funds we are required to maintain at clearing organizations to support clients’ trading activities. We require that clients deposit funds with us in support of their trading activities and we pledge securities held as margin collateral, which we in turn use to lend to clients for margin transactions and deposit with our clearing organizations. These activities account for the majority of our working capital requirements, which are primarily funded directly or indirectly by clients. Our other working capital needs are primarily limited to regulatory capital requirements and software development, which we have satisfied in the past from internally generated cash flows.

Notwithstanding the self-funding nature of our operations, we may sometimes be required to fund timing differences arising from the delayed receipt of client funds associated with the settlement of client transactions in securities markets. Historically, these timing differences were funded either with internally generated cash flow or, if needed, with funds drawn under short-term borrowing facilities, including both committed unsecured lines of credit and uncommitted lines of credit secured by client securities. We also may borrow up to $100.00 million for working capital and other general corporate purposes under the revolving credit facility which has been provided under our senior secured credit facilities. Currently, $10.00 million of such facility is being utilized to support the issuance of an irrevocable letter of credit issued for the benefit of PTC. Additionally, Linsco, our broker-dealer subsidiary, continues to utilize uncommitted lines which are secured by client securities to fund margin loans, and our mortgage broker/banking subsidiary, Innovex continues to use a warehouse line of credit to facilitate its mortgage loan origination business.

Our registered broker-dealers, Linsco and UVEST, are subject to the uniform net capital requirements of the SEC and the NASD, and minimum financial requirements of the CFTC. Linsco and UVEST compute their net capital requirements under the alternative method provided for by the SEC’s rules, which require they maintain net capital equal to the greater of $250,000 or 2% of aggregate client related debit items. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate customer related debit items. As a matter of policy, Linsco and UVEST maintain excess regulatory capital to provide liquidity during periods of unusual market volatility or customer activity.

Innovex, a Housing and Urban Development approved Title II nonsupervised mortgagee, is required to have a net worth of at least $250,000 and must maintain liquid assets of 20% of its net worth, up to a maximum amount of $100,000.

PTCH is subject to various regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements.

Funding for purposes other than working capital requirements, including capital expenditures and acquisitions, has historically been provided for from internally generated cash flow. Future funding for these needs may also come from our new revolving credit facility.

Liquidity Assessment

We believe that, based on current levels of operations and anticipated growth, cash flow from operations, together with other available sources of funds, including revolving credit borrowings under our senior secured credit facilities will be adequate to satisfy our working capital needs, the payment of all of our obligations, and the funding of anticipated capital expenditures, for the foreseeable future. Our conclusion is based on recent levels of net cash flow from our operations of approximately $139.26 million and the significant additional borrowing capacity that exists under our revolving credit facility.

Our ability to meet our debt service obligations and reduce our total debt will depend upon our future performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. In addition, our operating results, cash flow and capital resources may not be sufficient for repayment of our indebtedness in the future. Some risks that could materially adversely affect our ability to meet our debt service obligations include, but are not limited to, general economic conditions and economic activity in the financial markets. The performance of our business is correlated with the economy and financial markets, and a slowdown or downturn in the economy or financial markets could adversely affect our business, results of operations, cash flows or financial condition.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments, seek additional capital or restructure or refinance our indebtedness, including the senior unsecured subordinated notes as discussed below. These measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of sufficient cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. However, our new senior secured credit facilities and the indenture governing the notes offered hereby will restrict our ability to dispose of assets and the use of proceeds from any such dispositions. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them and, in any event, the proceeds may not be adequate to meet any debt service obligations then due.

Indebtedness

As of March 31, 2007, we had outstanding $792.39 million of borrowings under our senior secured credit facilities and $550.00 million of senior unsecured subordinated notes. The senior secured credit facilities also include a $100.00 million revolving credit facility, of which $90.00 million was available as of March 31, 2007, for future borrowings. We also maintain uncommitted lines of credit, which have an unspecified limit, primarily dependent on our ability to provide sufficient collateral. The lines were utilized during the period, however there were no balances outstanding as of March 31, 2007. Additionally, in an effort to mitigate interest rate risk, we entered into an interest rate swap agreement to hedge the variability on $495.00 million of our floating rate senior secured credit facilities.

Senior Secured Credit Facilities

As of December 31, 2006, the senior secured credit facilities provide senior secured financing of $794.38 million, plus a $100.00 million revolving credit facility for working capital, investment, and general corporate needs. This facility expires on December 28, 2011. Of the $100.00 million, $10.00 million is currently being utilized to support the issuance of an irrevocable letter of credit issued for the benefit of PTC.

Interest Rate and Fees

Borrowings under the senior secured credit facilities will bear interest at a rate equal to, at our option, either (a) LIBOR for deposits in the dollars plus an applicable margin or (b) the higher of (1) the prime rate of The Bank of New York and (2) the federal funds effective rate plus 0.50%, plus an applicable margin. The applicable margin for borrowings is currently, (x) under the revolving credit facility, 1.00% with respect to base rate borrowings and 2.00% with respect to LIBOR borrowings and (y) under the senior secured term loan facility, 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR borrowings. The applicable margin on the senior secured term loan facility may be changed depending on what our leverage ratio is or how our credit is rated by Moody’s Investors Services, Inc.

In addition to paying interest on outstanding principal under the senior secured credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The commitment fee rate is currently 0.375% per annum, but is subject to changes depending on what our leverage ratio is. We must also pay customary letter of credit fees.

Prepayments

The senior secured credit facilities (other than the revolving credit facility) will require us to prepay outstanding senior secured term loans, subject to certain exceptions, with:

•       50% (which percentage will be reduced to 25% if our total leverage ratio is 5.00x or less and to 0% if our total leverage ratio is 4.00x or less) of our annual excess cash flow, adjusted for, among other things, changes in our net working capital;

•       100% of the net cash proceeds of all nonordinary course asset sales or other dispositions of property, if we do not (1) reinvest or commit to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 15 months as long as such reinvestment is completed within 180 days; and

•       100% of the net cash proceeds of any incurrence of debt, other than proceeds from debt permitted under the senior secured credit facilities.

The foregoing mandatory prepayments will be applied to scheduled installments of principal of the senior secured term loan facility in direct order.

We may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Amortization

We are required to repay the loans under the senior secured term loan facility in equal quarterly installments in aggregate annual amounts equal to 1% of the original funded principal amount of such facility, with the balance being payable on the final maturity date of such facility.

Principal amounts outstanding under the revolving credit facilities are due and payable in full at maturity.

Guarantee and Security—The senior secured facilities are secured primarily through pledges of the capital stock in our subsidiaries.

Certain Covenants and Events of Default

The senior secured credit facilities will contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•       incur additional indebtedness;

•       create liens;

•       enter into sale and leaseback transactions;

•       engage in mergers or consolidations;

•       sell or transfer assets;

•       pay dividends and distributions or repurchase our capital stock;

•       make investments, loans or advances;

•       prepay certain subordinated indebtedness;

•       make certain acquisitions;

•       engage in certain transactions with affiliates;

•       make capital expenditures;

•       amend material agreements governing certain subordinated indebtedness; and

•       change our lines of business.

In addition, the senior secured credit facilities will require us to maintain the following financial covenants:

•       a minimum interest coverage ratio; and

•       a maximum total leverage ratio.

Interest Rate Swaps

The senior secured credit facilities will also contain certain customary affirmative covenants and events of default, including a change of control Interest Rate Swaps—On January 30, 2006, we entered into five interest rate swap agreements (“Swaps”). An interest rate swap is a financial derivative instrument whereby two parties enter into a contractual agreement to exchange payments based on underlying interest rates. We use the Swaps to hedge the variability on our floating rate for approximately $495.00 million of our senior secured notes. We are required to pay the counterparty to the agreement fixed interest payments on a notional balance, and in turn, receive variable interest payments on that notional balance. Payments are settled quarterly on a net basis. As of March 31, 2007, we assessed the Swaps as being highly effective and we expect them to continue to be highly effective. While $297.39 million of our senior secured notes remain unhedged as of March 31, 2007, the risk of variability on our floating interest rate is mitigated by our ability to provide margin interest loans to our customers. At March 31, 2007, our receivable from customers for margin loan activity was $296.59 million.

Senior Unsecured Subordinated Notes—The notes are due in 2015, and bear interest at 10.75% per annum. Interest payments are payable semi-annually in arrears. We are not required to make mandatory redemption or sinking fund payments with respect to the notes and at December 31, 2006, the entire $550.00 million was still outstanding. The senior unsecured subordinated notes are subject to certain financial and non-financial covenants. As of March 31, 2007, we were in compliance with all such covenants.

Contractual Obligations

The following table provides information with respect to our commitments and obligations as of March 31, 2007:

				Payments due by period
	Total	< 1 year	1-3 years	4-5 years	> 5 years
			(in thousands)
Mortgage Loan Origination	$13,755	$13,755	$—	$—	$—
Mortgage Loan Sales	(23,196)	(23,196)	—	—	—
Operating Lease Obligations(2)	75,930	9,185	26,136	22,014	18,595
Senior Secured Credit Facilities and Senior Unsecured Notes(1)(3)	1,342,389	5,958	15,888	15,888	1,304,655
Fixed Interest Payments	517,344	44,344	118,250	118,250	236,500
Variable Interest Payments(3)	382,595	47,394	124,243	121,543	89,415
Interest Rate Swap Agreements(3)	79,332	17,819	40,258	19,678	1,577
Total contractual cash obligations	$2,388,149	$115,259	$324,775	$297,373	$1,650,742

(1)          Note 10 and 12 of our unaudited consolidated financial statements provides further detail on these debt obligations.

(footnotes continue on following page)

(2)          Note 13 of our unaudited consolidated financial statements provides further detail on operating lease obligations.

(3)          Our senior credit facilities bear interest at floating rates. Of the $792.39 million outstanding at March 31, 2007, we have hedged the variable rate cash flows using interest rate swaps of $495.00 million of principal (see Note 11 of our unaudited consolidated financial statements). Variable interest payments are shown for the unhedged ($297.39 million) portion of the senior credit facilities assuming the three-month LIBOR remains unchanged at 5.35% (see Note 10 of our unaudited consolidated financial statements for more information).

Other Commitments and Contingencies

Guarantees—We occasionally enter into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. These contracts primarily relate to real estate leases under which we may be required to indemnify property owners for claims and other liabilities arising from its use of the applicable premises. The terms of these obligations vary, and because a maximum obligation is not explicitly stated, we have determined that it is not possible to make an estimate of the amount that we could be obligated to pay under such contracts.

Linsco also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. Our liability under these arrangements is not quantifiable and may exceed the cash and securities we posted as collateral. However, the potential requirement for us to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Litigation—We have been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, we cannot predict with certainty what the eventual loss or range of loss related to such matters will be. We believe, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the outcome of such matters will not have a material adverse effect on our results of operations, cash flows or financial condition.

Regulatory—In May 2005, we entered into an Acceptance Waiver and Consent (“AWC”) with the NASD regarding certain sales of Class B and Class C mutual fund shares. In its investigation, the NASD questioned whether certain sales of Class B and Class C mutual fund shares since January 1, 2002, were appropriate on the basis of cost differences among share classes. The AWC provides for payment to clients impacted by certain transactions and imposition of a monetary penalty. In December 2005, the AWC was counter signed by the NASD and we paid a fine of $2.40 million.

In 2006, we remediated certain transactions occurring since January 1, 2001, based on the criteria outlined in the AWC. Refunds and transaction remediation totaled $2.37 million, all of which had been accrued for in prior years. Unused accruals of $2.97 million were reversed during the year as estimates were adjusted for final payments and for the expiration of the positive consent period required for customers to elect remediation.

Interest Rate and Loan Commitments—Innovex enters into written commitments to originate loans whereby the interest rate on the loan is determined prior to funding; these commitments are referred to as interest rate lock commitments (“IRLCs”). IRLCs on loans are considered to be derivatives and as of March 31, 2007, we determined that the positive and negative fair value of these IRLCs was $2,700 and $57,100, respectively, on a committed principal total of $13.75 million.

IRLCs, as well as closed loans held-for-sale, expose Innovex to interest rate risk. Innovex manages this risk by entering into corresponding forward sales agreements with investors on a best-efforts basis. Innovex determined that such best-effort forward sales commitments meet the definition of a derivative and as of March 31, 2007, we determined the positive and negative fair value of the forward sales agreements was $82,700 and $4,300, respectively, on a committed principal total of $23.20 million.

Positive and negative increases to the fair value of IRLC’s and forward sales agreements are recognized in other assets and accrued liabilities, with unrealized gains or losses recorded in other income.

Other Commitments—As of March 31, 2007, we had received collateral primarily in connection with customer margin loans with a market value of approximately $385.57 million, which we can sell or repledge. Of this amount, approximately $153.70 million has been pledged or sold as of March 31, 2007; $100.88 million was pledged to a bank in connection with an unutilized secured margin line of credit, $36.23 million was pledged to various clearing organizations, and $16.59 million was loaned to the DTC through participation in its Stock Borrow Program. As of December 31, 2006, we received collateral primarily in connection with customer margin loans with a market value of approximately $404.19 million, which we can sell or repledge. Of this amount, approximately $150.52 million has been pledged or sold as of December 31, 2006; $100.38 million was pledged to a bank in connection with an unutilized secured margin line of credit, $35.26 million was pledged to various clearing organizations, and $14.88 million was loaned to the DTC through participation in our Stock Borrow Program. As of December 31, 2005, we received collateral primarily in connection with customer margin loans with a market value of approximately $309.45 million, which we can sell or repledge. Of this amount, approximately $42.64 million has been pledged or sold as of December 31, 2005; $36.04 million was pledged to various clearing organizations and $6.59 million was loaned to the DTC through participation in our Stock Borrow Program.

On December 15, 2006, Linsco entered into agreements with a large global insurance company pursuant to which we agreed to provide brokerage, clearing, and custody services on a fully disclosed basis; offer our investment advisory programs and platforms; and provide technology and additional processing and related services to its financial advisors and customers. The term of the agreements are five years, subject to additional 24-month extensions. Termination fees may be payable by a terminating or breaching party depending on the specific cause leading to termination. Services are expected to begin August 2007.

In conjunction with our acquisition of UVEST (see Note 3 in our accompanying unaudited consolidated financial statements), we made full-recourse loans to certain members of management (also selling stockholders), all of which are now stockholders. The loans, which are reported as a deduction from stockholders’ equity, are generally payable within one year unless repaid sooner. As of March 31, 2007, outstanding stockholder loans were approximately $1.72 million. We anticipate full recovery of amounts outstanding, and accordingly no provision for doubtful accounts has been established.

Also in conjunction with the acquisition of UVEST, we entered into a Loan Agreement and Promissory Note (“Tax Loans” for an aggregate amount of $3.99 million) with certain members of management, to pay U.S. federal, state, and local income taxes in respect of their sale of shares of UVEST common stock.  Amounts can be borrowed incrementally or in whole through April 30, 2008.  Generally, up to 50% of the aggregate amounts may be forgiven through April 15, 2009, dependent upon ongoing employment and the achievement of certain performance targets.  During the three months ended March 31, 2007, we recorded accrued compensation expense in the amount of $354,000, which will more likely than not be forgiven.  As of March 31, 2007, no amounts have been borrowed under the Tax Loans.

Innovex sells its mortgage loans without recourse. It is usually required by the buyers (investors) of these loans to make certain representations concerning credit information, loan documentation and collateral. Innovex has not repurchased any loans during years ended December 31, 2006 or 2005.

As part of its brokerage operations, Linsco periodically enters into when-issued and delayed delivery transactions on behalf of its customers. Settlement of these transactions after December 31, 2006 did not have a material effect on our consolidated statements of financial condition.

Off-balance Sheet Arrangements

At March 31, 2007, we did not have any off-balance sheet arrangements as that term is defined in Item 303 of Regulation S-X of the Securities Act of 1933, as amended (the “Securities Act”) that are likely to have a current or future material effect on our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Market Risk

We bear some market risk on margin transactions affected for our IFAs’ clients. In margin transactions, we extend credit to clients, collateralized by cash and securities in the client’s account. As our IFAs execute margin transactions on behalf of their clients, we may incur losses if clients do not fulfill their obligations, the collateral in the client’s account is insufficient to fully cover losses from such investments, and our IFAs fail to reimburse us for such losses. The risk of default depends on the creditworthiness of the client. To minimize this risk we assess the creditworthiness of the clients and monitor the margin level daily. Clients are required to deposit additional collateral, or reduce positions, when necessary.

We also have market risk on the fees we earn that are based on the market value of assets in certain client accounts and for which ongoing fees or commissions are paid. We do not enter into derivatives or other similar financial instruments for trading or speculative purposes. We do not lend securities that we hold as collateral in margin accounts.

We are exposed to market risk associated with changes in interest rates. As of March 31, 2007, all of the outstanding debt under our senior secured credit facilities, $792.39 million, was subject to floating interest rate risk. To provide some protection against potential rate increases associated with our floating senior secured credit facilities, in January 2006 we entered into derivative instruments in the form of Swaps covering a significant portion ($495.00 million) of our senior secured indebtedness. The Swaps qualify for hedge accounting under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities.” Accordingly, any interest rate differential is reflected in an adjustment to interest expense over the lives of the Swaps. While the unhedged portion of our senior secured debt is subject to increases in interest rates, we believe that this risk is offset with variable interest rates associated with customer borrowings. At March 31, 2007, we had $297.39 million in unhedged senior secured borrowings, the variable cost of which is offset by variable interest income on $296.59 million of customer borrowings. Because of this relationship, and our expectation for outstanding balances in the future, we do not believe that a short-term change in interest rates would have a material impact on our income before taxes. We do not anticipate any material changes in our primary market risk exposures in the remaining nine months of 2007. For a discussion of such Swaps, see Note 11 to our unaudited consolidated financial statements and Note 15 to our audited consolidated financial statements.

Operational risk generally refers to the risk of loss resulting from our operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in our technology or financial operating systems and inadequacies or breaches in our control processes. We operate in diverse markets and are reliant on the ability of our employees and systems to process a large number of transactions. These risks are less direct than credit and market risk, but managing them is critical, particularly in a rapidly changing environment with increasing transaction volumes. In the event of a breakdown or improper operation of systems or improper action by employees, we could suffer financial loss, regulatory sanctions and damage to our reputation. Business continuity plans exist for critical systems, and redundancies are built into the systems as deemed appropriate. In order to mitigate and control operational risk, we have developed and continue to enhance specific policies and procedures that are designed to identify and manage operational risk at appropriate levels throughout our organization and within various departments. These control mechanisms attempt to ensure that operational policies and procedures are being followed and that our employees operate within established corporate policies and limits.

We have established various committees of the Board of Directors to manage the risks associated with our business. Our Audit Committee was established for the primary purpose of overseeing (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements that may impact our financial statements or financial operations, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our independent auditor and internal audit function. Our Compensation and Human Resources Committee was established for the primary purpose of (i) overseeing our efforts to attract, retain and motivate members of our senior management team in partnership with the Chief Executive Officer, (ii) to carry out the Board’s overall responsibility relating to the determination of compensation for all executive officers, (iii) to oversee all other aspects of our compensation and human resource policies and (iv) to oversee our management resources, succession planning and management development activities.

In addition to various committees, we have written policies and procedures that govern the conduct of business by our IFAs and employees, our relationship with clients and the terms and conditions of our relationships with product manufacturers. Our client and financial advisor policies address the extension of credit for client accounts, data and physical security, compliance with industry regulation and codes of ethics to govern employee and financial advisor conduct among other matters.

Item 3.                Properties

Our corporate headquarters are located in Boston, Massachusetts where we lease approximately 36,000 square feet of space under a lease agreement that expires on June 30, 2010, and in San Diego, California where we lease approximately 316,000 square feet of space under lease agreements that expire starting on August 31, 2010. Our subsidiary Innovex, located in San Diego, California, leases approximately 3,000 square feet of space from LPL under a lease agreement that expires on August 31, 2012. Our subsidiary PTC Holdings, Inc., located in Cleveland, Ohio, leases approximately 6,000 square feet of space under a lease agreement that expires on March 31, 2009. Our subsidiary UVEST Financial Services Group, Inc., located in Charlotte, North Carolina, leases approximately 42,000 square feet of space under a lease agreement that expires on December 31, 2013, and we lease approximately 82,000 additional square feet of space to house our East coast operations center located in Charlotte under a lease agreement that expires on November 30, 2010. We own approximately 4.5 acres feet of land in San Diego. We believe that our existing properties are adequate for the current operating requirements of our business and that additional space will be available as needed.

ITEM 4.                SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 30, 2007 by (i) each beneficial owner of more than five percent of our outstanding common stock and (ii) each of our current directors and named executive officers. Unless otherwise indicated, the address for each of the individuals listed below is: c/o LPL Investment Holdings Inc., One Beacon Street, Floor 22, Boston, MA 02108.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock(4) (#)	Percentage of Common Stock (%)
Hellman & Friedman Investment Funds(1)(2)	3,421,018.51	41.29
TPG Partners, IV, L.P.(1)(3)	3,421,018.51	41.29
Mark S. Casady(1)	260,474.00	3.05
C. William Maher(1)	14,692.00	0.18
Steven M. Black(1)	153,512.00	1.82
William E. Dwyer(1)	125,876.64	1.50
Esther M. Stearns(1)	166,984.00	1.98
Jeffrey A. Goldstein	3,421,018.51	41.29
Douglas M. Haines	3,421,018.51	41.29
James S. Putnam(1)	48,696.95	0.59
Richard P. Schifter	3,421,018.51	41.29
Jeffrey E. Stiefler	—	—
Allen R. Thorpe	3,421,018.51	41.29
All directors and executive officers as a group (13 persons)	7,839,227.57	85.88%

(1)           Parties to our stockholders’ agreement. See “Certain Relationship and Related Transaction—Stockholders’ Agreement.”

(2)           Common stock beneficially owned through the funds Hellman & Friedman Capital Partners V, L.P., Hellman & Friedman Capital Partners V (Parallel), L.P. and Hellman & Friedman Capital Associates V, LLC. The address for each of these funds is c/o Hellman & Friedman LLC, One Maritime Plaza, 12th Fl., San Francisco, CA 94111. Hellman & Friedman Investors V, LLC is the general partner of each of these funds and has sole voting and dispositive power with respect to all shares.  Hellman & Friedman Investors V, LLC may be deemed to share beneficial ownership of the shares of Common Stock held by these funds.  Hellman & Friedman Investors V, LLC herein states that this filing shall not be deemed an admission that it is the beneficial owner of any of such interests, and disclaims beneficial ownership of such interests, except to the extent of its pecuniary interest in such interests.

(3)           The address for TPG Partners, IV, L.P. is c/o Texas Pacific Group, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. TPG Genpar IV, L.P. and TPG Advisors IV, Inc. are the general partners of each of these funds and have sole voting and dispositive power with respect to all shares.  TPG Genpar IV, L.P. and TPG Advisors IV, Inc. may be deemed to share beneficial ownership of the shares of Common Stock held by these funds.  TPG Genpar IV, L.P. and TPG Advisors IV, Inc. herein state that this filing shall not be deemed an admission that they are the beneficial owner of any of such interests, and disclaims beneficial ownership of such interests, except to the extent of their pecuniary interests in such interests.

(4)           For purposes of this table, a person or group is deemed to have ‘‘beneficial ownership” of any shares as of a given date which such person has voting power, investment power, or has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person. Except as otherwise noted, each beneficial owner of more than five percent of any of our common stock, and each director and executive officer has sole voting and investment power over the shares reported.

Changes in Control

See “Management’s Discussion and Analysis of our Financial Condition and Results of Operations—Indebtedness—Senior Secured Credit Facilities” for arrangements the operation of which may at a subsequent date result in a change of our control.

Item 5.                DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is certain information concerning the individuals that currently serve as members of the Board, as well as the executive officers of LPL, as of April 30, 2007.

Name	Age	Position(1)
Mark S. Casady	46	Chief Executive Officer and Chairman
Jeffrey A. Goldstein	53	Director
Douglas M. Haines	40	Director
James S. Putnam	52	Director, Vice-Chairman
Richard P. Schifter	53	Director
Jeffrey E. Stiefler	59	Director
Allen R. Thorpe	35	Director
Steven M. Black	50	Managing Director, Chief Risk Officer
Stephanie L. Brown	54	Managing Director, General Counsel
William E. Dwyer	49	Managing Director, National Sales
C. William Maher	45	Managing Director, Chief Financial Officer
Esther M. Stearns	46	President and Chief Operating Officer
Joseph P. Tuorto	49	Managing Director, Chief Compliance Officer

(1)           Directors and executive officers are elected for generally elected for terms that expire on the date of the following annual shareholders’ meeting and board of directors’ meeting, respectively. The term of office of the current directors and executive officers expires at such meetings to be held in December 2007.

The following information provides a brief description of the business experience of each director and executive officer.

Mark S. Casady—Chief Executive Officer and Chairman

Mr. Casady has been our Chief Executive Officer and Chairman since March 2007. He joined us in 2002 as Chief Operating Officer, became our President in April 2003 and became our Chief Executive Officer, President and Chairman in December 2005. Before joining the firm in 2002, Mr. Casady was Managing Director, Mutual Fund Group for Deutsche Asset Management, Americas—formerly Scudder Investments. He joined Scudder in 1994 and held roles as Managing Director—Americas; Head of Global Mutual Fund Group; Head of Defined Contribution Services; and was a member of the Scudder, Stevens and Clark Board of Directors and Management Committee. He is also Chairman of the Board and a member of the Compensation Committee of Percipio Capital Management LLC. Mr. Casady received his B.S. from Indiana University and his M.B.A from DePaul University.

Jeffrey A. Goldstein—Director

Mr. Goldstein joined Hellman & Friedman as a managing director in 2004 and has been our director since December 2005. Before joining Hellman & Friedman, Mr. Goldstein was Managing Director, Chief Financial Officer and Member of the Management Committee of the World Bank. Prior to his tenure at the World Bank, Mr. Goldstein was Co-Chairman of BT Wolfensohn and a member of the Bankers Trust Company Management Committee. Earlier in his career, Mr. Goldstein taught economics at Princeton University and worked at the Brookings Institution. Mr. Goldstein is also a member of the Board of Arch Capital Group Ltd. and AlixPartners LLP. Mr. Goldstein also serves as a member of the Board of Trustees and Chairman of the Investments Committee of Vassar College, member of the Board of Directors of International Center for Research on Women and member of the Council on Foreign Relations. He was Trustee and past President of Big Brothers Big Sisters of New York City and was trustee of the German Marshall Fund of the United States. He received his B.A. from Vassar College and his Ph.D., M.Phil., and M.A. in economics from Yale University.

Douglas Marshall Haines—Director

Mr. Marshall Haines has been a principal of TPG Capital since 2004 and our director since December 2005. From 1993 to 2003 Mr. Haines was a principal at Bain Capital. Mr. Haines received his bachelor’s degree from the University of California at Berkeley and his M.B.A. from Harvard Business School. Mr. Haines also serves as a director of Fidelity National Information Services and Direct General.

James S. Putnam—Director and Vice Chairman

Mr. Putnam has been Chief Executive Officer of GPA since 2004 having served on the Board of Directors of GPA since 1998, and has been our director and vice-chairman since December 2005. Mr. Putnam was Managing Director of National Sales, responsible for branch development, marketing, corporate communications mutual fund and annuity sales. Mr. Putnam began his securities career as a retail representative with Dean Witter Reynolds in 1979. Mr. Putnam received his B.A. from Western Illinois University.

Richard P. Schifter—Director

Mr. Schifter has been a partner at TPG Capital since 1994. Prior to joining Texas Pacific Group, Mr. Schifter was a partner at the law firm of Arnold & Porter in Washington, D.C., where he specialized in bankruptcy law and corporate restructuring. Mr. Schifter joined Arnold & Porter in 1979 and was a partner from 1986 through 1994. Mr. Schifter is a member of the District of Columbia Bar and graduated cum laude from the University of Pennsylvania Law School in 1978. He received a B.A. with distinction from

George Washington University in 1975. Mr. Schifter currently serves on the Boards of Directors of Gate Gourmet Group, Bristol Group, LPL Holdings Inc., Direct General Corporation, Ariel Reinsurance Company Ltd,  and Airline Partners Australia, and on the Board of Overseers of the University of Pennsylvania Law School. He is also a member of the Boards of Directors of the Washington Chapter of the American Jewish Committee, Youth, I.N.C.,  (Improving Non-profits for Children), and The Eco-Enterprise Fund of the Nature Conservancy.

Jeffrey E. Stiefler—Director

Mr. Stiefler has been Senior Vice-President of Intuit Corp. and President of Intuit’s financial institutions division since February 2007, and our director since May 2006. Previously, Mr. Stiefler was Chairman, President and Chief Executive Officer of Digital Insight Corp. from 2003 to 2007. Prior to joining Digital Insight, Mr. Stiefler served as an adviser for North Castle Partners, a private equity firm, from 2001 to 2003, as Vice Chairman of Walker Digital Corporation from 2000 to 2001, as President of Telephony@Work, a private technology company, from 2001 to 2002, and as an operating partner for McCown DeLeeuw & Company from 1995 to 2000, where he also served as Chairman or Chief Executive Officer for several service-outsourcing companies. Before that, he was President and Director of American Express Company. Mr. Stiefler also serves as a director of Education Lending Group, Inc., a provider of financial aid products. Mr. Stiefler received his B.A. from Williams College and an M.B.A. from Harvard Business School.

Allen R. Thorpe—Director

Mr. Thorpe has been a managing director at Hellman & Friedman since 2004 and our director since October 2005. Prior to joining that firm in 1999, Mr. Thorpe was a vice-president of Pacific Equity Partners in Sydney and a manager at Bain & Company in Sydney. Mr. Thorpe currently also serves as a director of Mitchell International, Inc., Mondrian Investment Partners, Gartmore, Artisan Partners Limited Partnership, and Vertafore, Inc. and serves as the Chairman of the Board of Directors of the Bay Area Video Coalition. Mr. Thorpe received his bachelor’s degree from Stanford University and his M.B.A. from Harvard Business School, where he was a Baker Scholar.

Steven M. Black—Managing Director, Chief Risk Officer

Mr. Black joined us in 1998, as Senior Vice President, Clearing Services and in June of 2001, he became Managing Director of Operations and became Managing Director of Operations and Trading in 2004. In 2006, Mr. Black was made Chief Risk Officer and has the responsibility for Sarbanes-Oxley compliance, internal audits and implementation of an enterprise-wide risk management process. Mr. Black attended Stockton State College.

Stephanie L. Brown—Managing Director, General Counsel

Ms. Brown joined us in 1989 and has been responsible for the legal department throughout her tenure at LPL. From 1989 to 2004 Ms. Brown was responsible as well for Compliance and Registration. Prior to joining LPL in 1989, Ms. Brown was an associate attorney with the law firm of Kelley Drye & Warren in Washington, D.C., specializing in corporate and securities law. Ms. Brown received her B.A. degree cum laude from Bryn Mawr College and her J.D. from the Catholic University of America. Ms. Brown is a member of the District of Columbia and Commonwealth of Massachusetts Bars.

William E. Dwyer—Managing Director, National Sales

Mr. Dwyer joined us in 1992, became Managing Director, Branch Development in 2002, became Managing Director, National Sales in 2005 and has been responsible for overseeing recruitment, branch office development and transition services of new IFAs joining LPL. In addition, Mr. Dwyer is responsible for national recruitment advertising. Mr. Dwyer also serves on the Board of Big Brothers of Massachusetts

Bay since 1999 and has held the position of Executive Vice Chairman since 2001. He received his B.A. from Boston College.

C. William Maher—Managing Director, Chief Financial Officer

Mr. Maher joined us in 2005 from Nicholas Applegate Capital Management where he spent the last six years as Chief Financial Officer and Managing Director, responsible for formulating financial policy and planning as well as ensuring the effectiveness of the financial functions within the firm. Mr. Maher is a member of the Board of Directors of The Greater China Fund, Inc. and a member of its Audit Committee. Mr. Maher received his B.A. from Rutgers University and his M.B.A. from Rutgers Graduate School of Management.

Esther M. Stearns—President and Chief Operating Officer

Ms. Stearns joined us in 1996 as Chief Information Officer. In 2003, she became Chief Operating Officer, and she has been our President since March 2007. Ms. Stearns is responsible for management of our operations, delivery of service and technology to our advisors and business planning for strategic initiatives. Prior to joining LPL, she was a Vice President of Information Systems at Charles Schwab & Co., Inc. Ms. Stearns worked at Charles Schwab since 1982 in operations as well as managed the surveillance, internal control and credit departments. She received her B.A. from the University of Chicago.

Joseph P. Tuorto—Managing Director, Chief Compliance Officer

Mr. Tuorto joined us as Senior Vice President as Head of compliance in 2004 from Raymond James where he was CCO. He is responsible for the compliance and registration departments. He became our Managing Director and CCO in December 2005. He received his B.A. from the University of South Florida and an M.B.A. from the University of Tampa.

ITEM 6.   EXECUTIVE COMPENSATION

Compensation of Directors

Outside directors who are not affiliated with us receive cash compensation for their service as members of the Board. For the year ended December 31, 2006, our outside director, Jeffrey Stiefler, received $18,750 in cash and was awarded $80,964 in stock options as compensation for his service as a member of the Board. All directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and committee meetings. None of our officers receives any compensation for serving as a director or as a director or chair of a committee of the Board.

The following table sets forth the compensation for each of the members of the Board received from us for service on the Board for the fiscal year ended December 31, 2006.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(1)	Total ($)
Jeffrey Stiefler	18,750	—	80,964	—	—	—	99,444
Jeffrey A. Goldstein	—	—	—	—	—	—	—
Douglas M. Haines	—	—	—	—	—	—	—
James S. Putnam	—	—	—	—	—	—	—
Richard P. Schifter	—	—	—	—	—	—	—
Allen R. Thorpe	—	—	—	—	—	—	—

Summary Executive Compensation Table

The following table sets forth information concerning the total compensation for the fiscal year ended December 31, 2006 for the persons who serve as the chief executive officer, chief financial officer, and the three most highly compensated executive officers of our company. These individuals are referred to as “named executive officers” in other parts of this registration statement.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Change in Pension Value(4) and Non- qualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Mark S. Casady(3)	2006	750,000	1,475,000	—	—	—	—	25,353	(4)	2,250,353
Chairman; CEO
C. William Maher	2006	375,000	450,000	—	—	—	—	30,416	(5)	855,416
Managing Director; CFO
Steven M. Black	2006	415,000	575,000	—	—	—	—	9,661	(6)	999,661
Managing Director; Chief Risk Officer
William E. Dwyer(7)	2006	375,000	575,000	—	—	—	—	18,000	(8)	968,000
Managing Director National Sales
Esther M. Stearns	2006	425,000	800,000	—	—	—	—	16,227	(9)	1,241,227
President; COO

(1)                Includes the dollar value of base salary earned by executive officer.

(2)                Includes the dollar value of bonus earned by executive officer.

(3)                Mr. Casady receives no additional compensation for his services as a member of the Board, including committees thereof.

(4)                Includes $7,500 of employer’s contributions to employee’s 401(k) plan and $17,642 relating to automobile lease payments and related expenses, and $211 in securities commissions.

(5)                Includes $7,500 of employer’s contributions to employee’s 401(k) plan, $13,563 relating to automobile lease payments and related expenses, and $9,353 for vacation benefits.

(6)                Includes $8,800 of employer’s contributions to employee’s 401(k) plan, and $861 in securities commissions.

(7)                Mr. Dwyer acquired, during fiscal year 2006, 2,504 shares of our common stock in connection with the exercise of options awarded in prior fiscal years. See “Options Exercised and Stock Vested.”

(8)                Includes $7,500 of employer’s contributions to employee’s 401(k) plan and $10,242 of payments received in lieu of having a company-provided automobile, and $258 in securities commissions.

(9)                Includes $7,500 of employer’s contributions to employee’s 401(k) plan and $8,592 relating to automobile lease payments and related expenses, and $135 in securities commissions.

Compensation Discussion and Analysis

The executive compensation program for the named executive officers of our company and LPL generally is designed to closely align the interests of our senior managers and other personnel with those of our shareholders on both a short-term and long-term basis, and to attract and retain key executives critical to our success. That alignment has been achieved principally by ensuring that a significant portion of compensation is directly related to our stock performance. We believe that this philosophy of seeking to align the interests of our senior managers and other personnel with those of shareholders has been a key contributor to the growth and successful performance of our firm.

The elements of our executive compensation program consist of base salary, an annual bonus and a long-term equity incentive program.

Total executive compensation, including equity-based compensation, is highly differentiated based on individual performance, experience, responsibility and our results. A significant portion of each executive’s compensation is variable, at-risk and directly dependent upon individual performance against pre-determined goals.

In setting executive compensation levels, consideration is given to the totality of the compensation rather than individual elements. Our Compensation Committee reviews and approves the total compensation payable to each executive.

Base Salary.   We believe that the base salary element is required in order to provide our executive officers with a stable income stream that is commensurate with their responsibilities and the competitive market conditions. The base salaries of the named executive officers are set based on the responsibilities of the individual, taking into account the individual’s skills, experience, prior compensation levels and competitive market compensation for comparable positions. We review base salary for the named executive officers annually.

Bonus.   We set target bonuses for named executive officers based on proposed goals, prior compensation levels and competitive market compensation for comparable positions. We believe that these cash bonuses provide a significant incentive to our executives towards our company-level objectives. These cash bonuses are discretionary as to the amount, timing and conditions and are not determined pursuant to any established formula or other established criteria or numerical guidelines. We determine whether the target bonuses are paid based on the individual’s performance and corporate profitability. We have the discretion, subject to the terms of applicable employment agreements, to pay bonuses in excess of or below the targets.

401(k) Plan.   We maintain a retirement savings plan, or a 401(k) Plan, for the benefit of all eligible employees. Currently, employees may elect to defer their compensation up to the statutorily prescribed limit. After one year of service, we match 50% of the lesser of the amount designated by the employee for withholding and contribution to the 401(k) Plan and 8% of the employee’s total compensation. An employee’s interests in his or her deferrals are 100% vested when contributed. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As such, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan, and all contributions are deductible by us when made. We provide this benefit to our executive officers because it is a benefit we provide to all of our eligible employees, and it is provided to our executive officers on the same basis as all other eligible employees.

Long-Term Equity Incentive Program.   Under our Option Plans (as defined below), stock options are granted periodically to our senior executive group as well as to other key managerial and professional employees. Stock options entitle the holder to purchase during a specified time period a fixed number of shares of our common stock at a set price.

The Compensation Committee determines the number of stock options to be granted based on an holistic assessment of current and prospective contribution of value by each individual. Stock options are awarded from time to time to eligible recipients. The Compensation Committee also allocates stock options under the Option Plans for use in attracting new executives. For a description of the Option Plans, see “—Stock Incentive Plans.”

Outstanding Equity Awards at Fiscal Year-End

The following table shows information relating to unexercised options and restricted stock that has not vested and equity incentive plan awards for each named executive officer as of the end of the fiscal year under December 31, 2006.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mark S. Casady	133,576	66,789	—	18.82	5/2/2013	—	—	—	—
	33,394	16,697	—	13.53	11/30/2013	—	—	—	—
	93,504	46,752	—	14.93	5/31/2014	—	—	—	—
C. William Maher	14,692	7,347	—	23.83	6/1/2015	—	—	—	—
Steven M. Black	21,709	21,711	—	10.78	12/14/2009	—	—	—	—
	89,056	44,528	—	18.82	5/2/2013	—	—	—	—
	42,747	21,374	—	14.93	5/31/2014	—	—	—	—
William E. Dwyer	7,499	10,003	—	10.78	12/14/2009	—	—	—	—
	890	446	—	20.77	1/15/2012	—	—	—	—
	36,958	18,480	—	18.82	5/2/2013	—	—	—	—
	17,810	8,906	—	13.53	11/30/2013	—	—	—	—
	44,528	22,264	—	14.93	5/31/2014	—	—	—	—
Esther M. Stearns	33,400	33,401	—	10.78	12/14/2009	—	—	—	—
	133,584	66,792	—	18.82	5/2/2013	—	—	—	—

Options Exercised and Stock Vested

The following table sets forth the options exercised and stock vested during the year ended December 31, 2006 relating to the named executive officers.

	Option Awards		Stock Awards
Name(a)	Number of Shares Acquired on Exercise (b)(#)	Value Realized on Exercise (c)($)	Number of Shares Acquired on Vesting (d)(#)	Value Realized on Vesting (e)($)
Mark S. Casady	—	—	—	—
C. William Maher	—	—	—	—
Steven M. Black	—	—	—	—
William E. Dwyer	2,504	446,288	—	—
Esther M. Stearns	—	—	—	—

(1)           Amounts are based on a value of $189.00 per share, which we believe is the fair market value as of December 31, 2006.

Pension Benefits

We do not have any qualified or non-qualified defined benefit plans.

Non-qualified Deferred Compensation

We do not have any non-qualified defined contribution plan or other deferred compensation plan.

Potential Payments upon Termination or Change-in-Control

The following table presents, for each named executive officer, the potential post-employment payments and payments on and assumes that the triggering event took place on December 30, 2006. Set forth below the table is a description of certain post-employment arrangements with our named executive officers, including the severance benefits and change-in-control benefits to which they would be entitled under their employment agreements.

Named Executive Officer	Benefit	Without Cause or For Good Reason ($)	Death and Disability ($)
Mark S. Casady	Severance(1)	3,900,000	—
	Bonus(2)	—	1,200,000
	Stock Options(3)	67,301,945	44,867,850
	COBRA Reimbursement(4)	16,902	16,902
C. William Maher	Severance(1)	1,500,000	—
	Bonus(2)	—	375,000
	Stock Options	3,640,182	2,426,678
	COBRA Reimbursement	10,589	10,589
Steven M. Black	Severance(1)	2,030,000	—
	Bonus(2)	—	600,000
	Stock Options(3)	41,633,180	26,465,498
	COBRA Reimbursement(4)	11,567	11,567
William E. Dwyer	Severance(1)	1,800,000	—
	Bonus(2)	—	525,000
	Stock Options(3)	29,265,544	18,651,819
	COBRA Reimbursement(4)	15,900	15,900
Esther M. Stearns	Severance(1)	2,050,000	—
	Bonus(2)	—	600,000
	Stock Options(3)	46,005,262	28,685,873
	COBRA Reimbursement(4)	12,985	12,985

(1)           Represents payment under employment agreements of a severance multiplier of two times the executive officer’s base salary and target bonus for the year of termination.

(2)           Represents payment under employment agreements of target bonus for the year of termination.

(3)           Amounts are based on a value of $189.00 per share, which we believe is the fair market value as of December 31, 2006. Represents exercise of all vested and unvested stock options upon termination without cause or for good reason. Represents exercise of all vested stock options in case of termination for death or disability. See “—Stock Options.”

(4)           Represents lump sum payment under employment agreements equal to the costs of COBRA coverage for the executive officer and his or her family for a one-year period.

Termination without Cause or for Good Reason

In accordance with the employment agreements with our named executive officers, all compensation and benefits shall terminate on the date of employment termination, except that if the executive officer is terminated without cause or terminates his or her employment for “good reason” (definition of which includes the occurrence of a “change-in-control” event), then we must pay the executive officer, subject to such executive officer’s compliance with post-termination obligations relating to confidentiality, intellectual property and non-competition (see “—Employment Agreements—Employment Agreements

with Named Executive Officers—Intellectual Property, Confidentiality and Non-Compete Clauses”), an amount equal to (1) the severance multiplier times the executive officer’s base salary and target bonus for the year of termination, (2) any and all accrued and but unpaid compensation (including prorated portion of the executive officer’s target bonus for the year of termination) and (3) as a lump sum payment equal to the costs of COBRA coverage for the executive officer and his or her family for a one-year period. In accordance with the employment agreements, the severance multiplier may be 1, 1.5 or 2, depending circumstances set forth therein. For two years following termination without cause or for good reason, the executive officer will be eligible to continue participation under our group life, health, dental and vision plans in which the executive officer was participating immediately prior to the date of termination.

“Cause” under the employment agreements means:

•       the intentional failure to perform his or her duties or gross negligence or willful misconduct in the regular duties or other breach of fiduciary duty or material breach of the employment agreement that remains uncured after 30 days’ notice;

•       conviction to a felony; or

•       fraud, embezzlement or other dishonesty that has a material adverse effect on us.

“Change-in-control” under the employment agreements, subject to certain exceptions, means the consummation of:

•       any consolidation or merger of the Company with or into any other person, or any other similar transaction, whether or not we are a party thereto, in which our stockholders immediately prior to such transaction own directly or indirectly capital stock either (1) representing less than 50% of the equity interests or voting power of the Company or the surviving entity or (2) that does not have directly or indirectly have the power to elect a majority of the entire Board or other similar governing body;

•       any transaction or series of transactions, whether or not we are a party thereto, after giving effect to which in excess of 50% is owned directly or indirectly by any person other than us and our affiliates; or

•       a sale or disposition of all of our assets.

Termination Other than For Good Reason

Upon voluntary resignation other than for good reason the executive officer is entitled to accrued compensation, but not including a prorated portion of current year target bonus, as well as a lump sum payment equal to the costs of COBRA coverage for the executive officer and his or her family for a one-year period. The executive officer is in that case subject to a non-competition period of one year only. Subject to such executive officer’s continuous compliance with post-termination obligations relating to confidentiality, intellectual property and non-competition (see “—Employment Agreements—Employment Agreements with Named Executive Officers—Intellectual Property, Confidentiality and Non-Compete Clauses”), at the election of the Board, the executive may be entitled to receive the same benefits as if it were terminated without cause or for good reason, except that the severance multiplier would be one, and be subject to a non-competition period of two years.

Death, Disability and Retirement

Upon termination due to death, the executive officer’s estate will be entitled to the executive officer’s accrued compensation, including a prorated portion of current year target bonus, as well as a lump sum payment equal to the costs of COBRA coverage for the executive officer’s surviving spouse and family for a one-year period. Upon termination for disability, which must have continued for six months during which the executive officer received full salary and benefits, the executive officer will receive accrued compensation, including a prorated portion of current year target bonus, as well as lump sum payment equal to the costs of COBRA coverage for the executive officer and his or her family for a one-year period. Upon employment termination resulting from retirement at minimum age of 65, the executive officer will be entitled to accrued compensation, but not including a prorated portion of current year target bonus, as well as a lump sum payment equal to the costs of COBRA coverage for the executive officer and his or her family for a one-year period.

Stock Options

In accordance with the named executive officers’ option agreements, unvested stock options are cancelled upon termination of employment, except for termination without cause or for good reason, in which case all stock options will become vested and will be exercisable until normal expiration date. Vested options will be exercisable for (1) two years following termination of employment by reason of retirement, (2) 12 months following death or disability, in each case, not later than the option expiration date, (3) with respect to nonqualified stock options, 30 days following voluntary resignation other than for good reason or by reason of retirement and (4) with respect to incentive stock options, until normal option expiration date following voluntary resignation other than for good reason or by reason of retirement.

Prior to an initial public offering of the Company, upon termination of the executive officer’s employment, we will have the right to purchase his or her equity interests at then fair market value. See “—Stock Incentive Plans—2005 Stock Option Plans—Company Call Option.”

If, in the case of a change-in-control, provision for the assumption of the executive officer’s stock options is not made, then 15 days prior to the scheduled consummation of such change-in-control, all then-unvested options outstanding will become immediately vested and exercisable and will remain vested and exercisable for a period of 15 days. Upon consummation of such change-in-control, the all outstanding but unexercised options will terminate.

All stock options currently held by named executive officers were originally granted under our 1999 Stock Option Plans (as defined below). In connection with the Transaction, our 1999 Stock Option Plans were amended and restated in their entirety and renamed as our 2005 Stock Option Plans (as defined below), as were the option agreements entered into under the 1999 Stock Option Plans. See “—Stock Incentive Plans.”

Compensation Committee Interlocks and Insider Participation

During 2006, the members of our Compensation Committee were Douglas M. Haines, Allen Thorpe and Mark Casady. Mr. Casady is our Chairman and Chief Executive Officer.

Employment Agreements

In connection with the consummation of the Transaction, we entered into definitive employment agreements with certain members of senior management including the named executive officers. These agreements have an initial term of three years and automatically renew for subsequent one-year terms unless we provide written notice within 90 days prior to the completion of the then-current term.

The employment agreements required us to adopt option plans under which our employees are eligible to receive awards of stock options for our common stock. See “—Stock Incentive Plans.”

In addition the terms of the employment agreements set forth below, Mark Casady agreed to serve on the Board and, until an initial public offering, shall be the chairman of the Board.

Employment Agreements with Named Executive Officers

Base Salaries

The employment agreements provide that Messrs. Casady, Maher, Black and Dwyer, and Ms. Stearns receive an annual base salary of $750,000, $375,000, $415,000, $375,000 and $425,000, respectively. The agreements provide that each such executive officer is entitled to participate in the bonus plan that we may establish from time to time and in our stock incentive plans.

Intellectual Property, Confidentiality and Non-Compete Clauses

The employment agreements with each of Messrs. Casady, Maher, Black and Dwyer, and Ms. Stearns require each of them to promptly disclose and assign any individual rights that he may have in any intellectual property (including inventions, concepts, designs, business opportunities, formulas, etc.) to us. The executive officers must also maintain confidentiality of all information that is confidential and proprietary to us, with usual exceptions. Under a non-compete provision, they are prohibited from engaging in certain conduct for a period of two years following termination of the employment agreement for any reason, except in the event of a termination as a result of which the executive officer is entitled to a certain level of severance payment (i.e., severance multiplier of 1.5), in which case the executive officer would be prohibited from engaging in such certain conduct for a period of 18 months. During this time, these executive officers are not permitted to engage or participate in, directly or indirectly, any business or entity which is competitive with us and will refrain from soliciting existing and prospective customers, targets, suppliers, IFAs or employees to terminate their relationship with us and from luring or contracting with employees or brokers and IFAs.

Severance and Change-in-Control Payments

Under the terms our employment agreements with Messrs. Casady, Maher, Black and Dwyer, and Ms. Stearns, we may be obligated to make severance payments following the termination of their employment. These benefits are described above under “—Potential Payments upon Termination or Change-in-Control.”

In the event that any payments to which Messrs. Casady, Maher, Black and Dwyer, and Ms. Stearns become entitled would be deemed to constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code, then such payments that would have been payable during the six months following of termination of employment with us and would otherwise be considered “parachute payments” if paid during that period shall be paid in a lump sum on the business day after the date that is the earlier (1) six months following the date of termination and (2) as such time as otherwise permitted by law that would not result in additional taxation and penalties as a “parachute payment.” We, however, have no obligation to grant the executive officer any “gross-up” or other “make-whole” compensation for any tax imposed on payments made to the executive officers, including “parachute payments.”

Stock Incentive Plans

In connection with the Transaction, our 1999 Stock Option Plan for Non-Qualified Stock Options and our 1999 Stock Option Plan for Incentive Stock Options (the “1999 Option Plans”) were amended and restated in its entirety and renamed as our 2005 Stock Option Plan for Non-Qualified Stock Options (the “NSO Plan”) and our 2005 Stock Option Plan for Incentive Stock Options (the “ISO Plan” and, together with the NSO Plan, the “2005 Option Plans”).

In addition, as a result of the Transaction, (1) all stock options granted under the 1999 Stock Option Plans, (which were options to purchase shares of our subsidiary LPL Holdings, Inc.) outstanding and unexercised immediately prior to the Acquisition (“LPL Options”) became the right to acquire, on the same terms and conditions as were applicable under the LPL Options prior to the consummation of the Acquisition, a number of shares of our common stock determined in accordance with criteria set forth in the merger agreement; and (2) we assumed the original option agreements entered into under the 1999 Stock Option Plans. Pursuant to such original agreements, upon a change-in-control, one-third of the LPL Options would vest and become exercisable upon a change-in-control, with the remaining LPL Options vesting equally on the first and second anniversaries of the change-in-control. A total of 2,103,966 LPL options were converted into 2,107,814 options to purchase shares of our common stock. The original option agreements entered into under the 1999 Stock Option Plans were amended accordingly to reflect the conversion of the LPL Options, including to reflect the accelerated vesting described in the prior sentence. The terms of the 2005 Stock Option Plans are fully incorporated in the amended original option agreements. Options granted after consummation of the Transaction will vest and become exercisable at such time or times and subject to such terms and conditions as shall be determined by the Board.

2005 Stock Option Plans

Purpose.   The purpose of the 2005 Stock Option Plans is to give and assist us in attracting, retaining and motivating employees.

Type of Stock Options.   Options granted under the NSO Plan shall be in the form of “Non-Qualified Stock Options,” which are not intended to meet the requirements of Section 422 of the Code. Options granted under the ISO Plan shall be deemed “Incentive Stock Options” and shall meet the requirements of Section 422 of the Code.

Administration.   The Board has plenary authority to administer the 2005 Option Plans. All decisions made by the Board pursuant to the 2005 Option Plans are final and conclusive. The Board may correct any defect or supply any omission or reconcile any inconsistency in the 2005 Option Plans or in any option agreement in the manner and to the extent it shall deem appropriate to carry the same into effect.

Eligibility.   All of our employees (and in the case of the NSO Plan, directors as well) who contribute to our management, growth and profitability may be granted stock options under the 2005 Option Plans at the discretion of the Board (“Participants”).

Stock Subject to ISO and NSO Plans.   Shares of stock reserved and available for grants under the NSO Plan are 199,264 shares of our common stock of the Company and for grants under the ISO Plan are 3,349,437 shares of our common stock. The Board may in its discretion make such substitution or adjustments in the aggregate number and kind of shares reserved for issuance under the 2005 Option Plans.

Purchase Price.   The purchase price per share of common stock purchasable under the NSO Plan shall be determined by our board if directors at the time of grant. The purchase price per share of common stock purchasable under the ISO Plan shall not be less than 100% of the fair market value per share on the date of grant as determined by the Board.

Adjustments.   The Board may make or provide for a fair and proportionate adjustment in the number, price and kind of common stock underlying the option in order to maintain the proportional interests of the Participants and preserve the value of the option granted in the event of any recapitalization, stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, stock exchange or other transaction or event in which shares are increased, decreased, changed into or exchanged for other securities of the Company or of another entity. Any adjustment must be made without changing the aggregate purchase price of the option. Fractional shares will not be issued on account of any such adjustments.

Exercisability.   Options will vest and become exercisable at such time or times and subject to such terms and conditions as shall be determined by the Board. The Board may at any time accelerate the vesting of any option.

Method of Exercise.   Vested options may be exercised, in whole or in part, at any time during the option term by giving written notice of exercise to us in such form as we provide. Notice will be accompanied by full payment of the purchase price in a form acceptable to us. No shares of common stock will be issued until the Participant has made full payment therefor and, if requested, has entered into a shareholders’ agreement in such form as we provide.

Successors and Assigns.   No option granted under the 2005 Option Plans shall be assignable or otherwise transferable by the Participant other than (1) by will or by the laws of descent and distribution, or (2) in the case of the NSO Plan, (A) pursuant to a qualified domestic relations order or (B) by Board authorization subject to the transferee agreement in writing to be bound by the NSO Plan and any related option agreement. No common stock purchased under the NSO Plan or related option agreement shall be assignable or otherwise transferable by the holder without the prior written consent of the Company.

Company Call Option.   On receipt of written notice of exercise, the Board may elect to cash out all or part of the portion of the shares of our common stock for which an option is being exercised. In that event, the Board shall pay the Participant an amount, in cash or common stock, at the discretion of the Board, equal to the excess of the fair market value of the common stock over the option price times the number of shares of common stock for which the option is being exercised on the effective date of such cash-out. In the event we make an initial public offering under the Securities Act, of any of our outstanding shares of common stock (a “Public Offering”), our call option will terminate upon the completion of the Public Offering.

Mergers, Reorganizations and other Capital Transactions.   The 2005 Stock Option Plans provide for acceleration in the event of a merger, reorganization or change of control (as defined in the Plan), unless the Options are assumed or substituted.

Amendment and Termination.   The Board may amend, alter, or discontinue the 2005 Option Plans in its discretion. If any of the 2005 Option Plans is discontinued, granted stock options outstanding as of the date of such discontinuation shall not be affected or impaired. If the employment of a Participant terminates for any reason, any option held by that Participant may thereafter be exercised only in accordance with the terms and conditions established by the applicable option agreement.

Item 7.                Certain Relationships and Related Transactions, AND DIRECTOR INDEPENDENCE

Review, Approval or Ratification of Transactions with Related Persons

Our policy is to require that any transaction with a related party is required to be reviewed and approved by our audit committee.

Management Agreements

We and certain members of senior management have entered into employment agreements. Certain of these terms and conditions are more fully described in “Executive Compensation—Employment Agreements.”

Stockholders’ Agreement

On December 28, 2005, we, the Majority Holders, the founders and those executives who entered into employment agreements entered into a stockholders’ agreement that contain the following provisions among others:

•  a right to designate a certain number of directors to the Board and the board of directors of our subsidiaries. Of the seven members of each of the boards, the Majority Holders initially had the right to designate four of the directors. The Majority Holders also have the right to designate one independent director after consultation with our chief executive officer, if the selection is reasonably acceptable to the Founders. The other two members of the boards are our chief executive officer and James Putnam;

•  certain limitations on transfers of common stock by the Founders and those executives entering into employment agreements. prior to the earlier to occur of (i) subject to a customary right of first refusal, the fourth anniversary of the closing of the Acquisition and (ii) the occurrence of an initial public offering;

•  the ability of the Founders and our executives who enter into employment agreements to “tagalong” their shares of common stock to sales by the Majority Holders on a pro-rata basis (the Founders’ “tag-along” right provides for the ability to “tag-along” a number of shares equal two times their pro-rata share of the shares being sold);

•  the ability of the Majority Holders to “drag-along” common stock held by the Founders and our executives who enter into employment agreements under certain circumstances;

•  customary demand registration rights for the Founders and piggyback registration rights for the Founders and those executives entering into employment agreements (the Founders’ piggyback registration right provides for the ability to register a number of shares equal to two times their pro-rata share of all of the shares being registered);

•  the restriction on our company to, prior to an initial public offering, enter into any transaction with, or for the benefit of, any of its affiliates involving an aggregate consideration in excess of $2 million, unless approved by a majority of the independent members of the Board;

•  restrictions on dividends, redemptions and repurchases with respect to common stock prior to an initial public offering subject to certain exceptions; and

•  a preemptive right of the Founders and those executives who enter into employment agreements to purchase a pro-rata portion of any new securities we offer.

Other Arrangements

As of March 31, 2007, we had the aggregate principal amount of $2,279,000 in loans outstanding to employees. Interest on these loans is typically accrued monthly at the minimum federal rate prescribed by the Internal Revenue Service. Portions (and, in some cases all) of these loans may be forgiven based on the passage of time or achievement of performance objectives.

Linsco provides GPA, an entity under common control by stockholders of the Company, with personnel and certain other operational and administrative support services pursuant to the terms and consideration outlined in the services agreement amended on October 27, 2005. For the years ended December 31, 2006, 2005, and 2004 Linsco earned $244,000, $364,000, and $258,000 in annual fees, respectively, under such agreement.

Director Independence

We have determined that one of our directors, Mr. Stiefler, would be considered independent under the standards set forth by our internal policy including relationships with affiliates, prior employment or other compensatory relationships with the Company.

ITEM 8.                LEGAL PROCEEDINGS

We are presently and regularly involved in legal proceedings in the ordinary course of our business, including lawsuits, arbitration claims, regulatory and/or governmental subpoenas, investigations and actions, and other claims. Many of our legal proceedings are consumer initiated and involve the purchase or sale of investment securities. In addition, on October 13, 2005, we received a “Wells” notice from the NASD’s Department of Enforcement. The notice advised us that the NASD staff had made a preliminary determination to recommend disciplinary action for potential violations of NASD Conduct Rule 2210. The staff alleged that we failed to maintain adequate supervisory procedures regarding the exchange of variable annuities. On December 21, 2006, the NASD accepted our Corrective Action Statement and Letter of Acceptance, Waiver and Consent (“AWC”) with respect to the matter. Under the AWC, and without admitting or denying the findings, we consented to a fine of $300,000.

In May 2005, we entered into an AWC with the NASD regarding certain sales of Class B and Class C mutual fund shares. In its investigation, the NASD questioned whether certain sales of Class B and Class C mutual fund shares since January 1, 2002, were appropriate on the basis of cost differences among share classes. The AWC provides for payment to clients impacted by certain transactions and imposition of a monetary penalty. In December 2005, the AWC was counter signed by the NASD and we paid a fine of $2.40 million.

In 2006, we remediated certain transactions occurring since January 1, 2001, based on the criteria outlined in the AWC. Refunds and transaction remediation totaled $2.37 million, all of which had been accrued for in prior years. Unused accruals of $2.97 million were reversed during the year as estimates were adjusted for final payments and for the expiration of the positive consent period required for customers to elect remediation.

We believe that none of our current legal proceedings will have a material adverse impact on our business, results of operations, cash flows or financial condition.

We cannot predict at this time the effect that any future legal proceeding will have on our business. Given the current regulatory environment and our business operations throughout the country, it is likely that we will become subject to further legal proceedings. Our ultimate liability, if any, in connection with any future such matters is uncertain and is subject to contingencies not yet known.

Item 9.                Market Price of And Dividends on HoldingS’ Common Equity and Related Stockholder Matters

Market Information

There is no established trading market for our common equity.

Holders

We have 42 holders of our common stock. As of March 31, 2007, we have outstanding bonus credits in respect of 739,895 shares of our common stock to approximately 875 registered representatives.  Due to significant restrictions on transfer of the bonus credits, there is no market for the bonus credits and none is expected to develop.

Dividends

Prior to the Transaction, we paid dividends. In 2005, the Company declared and paid dividends in the amount of $55.09 million. Subsequent to the Transaction, no dividends have been paid nor do we plan on paying dividends in the future.

For a description of restrictions on our ability to pay dividends on the common equity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” and “Risk Factors—Risk Factors Related to Our Bonus Credits and Our Common Stock—Holdings does not expect to pay dividends on our common stock in the foreseeable future.”

Equity Compensation Plan Information

The table below sets forth as of December 31, 2006 information on compensation plans under which our equity securities are authorized for issuance:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	2,104,795	$17.10	1,163,185
Total	2,104,795	$17.10	1,163,185

As of December 31, 2006, we issued and had outstanding bonus credits to acquire 742,274 shares of our common stock. The bonus credits have no exercise price, and the plan relating to the bonus credit has not been approved by security holders. See “Description of Registrant’s Securities to be Registered.”

Item 10.   Recent Sales of Unregistered Securities

The following information relates to all securities issued or sold by us within the past three years and not registered under the Securities Act. Each of the transactions described below was conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Section 4(2), on the basis that such transactions did not involve a public offering, and on Rule 701 promulgated under Section 3(b), which related to exemptions for offers and sales of securities pursuant to certain compensatory benefit plans. There were no underwriters employed in connection with any of the transactions set forth in this Item 10.

•  On May 31, 2004, we issued options to members of our management team to purchase up to an aggregate total of 820,270 shares of the our common stock, including 793,783 shares pursuant to our 2005 Incentive Stock Option Plan and 26,487 shares pursuant to our 2005 Non Qualified Incentive Stock Option Plan. The exercise price per share was $14.93. No consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of stock options. The transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b). Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule. We believe that our 2005 stock option plans qualify as compensatory benefit plans.

•       On November 30, 2004, we issued options to members of our management team to purchase up to an aggregate total of 9,415 shares of our common stock pursuant to our 2005 Incentive Stock Option Plan. The exercise price per share was $23.03. No consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of stock options. The transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b). Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule. We believe that our 2005 stock option plans qualify as compensatory benefit plans.

•       On June 1, 2005, we issued options to members of our management team to purchase up to an aggregate total of 72,715 shares pursuant to our 2005 Incentive Stock Option Plan. The exercise price per share was $23.83. The transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b). Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule. We believe that our 2005 stock option plans qualify as compensatory benefit plans.

•       On December 27, 2005, we issued options to members of our management team to purchase up to an aggregate total of 1,001 shares of our common stock pursuant to our 2005 Incentive Stock Option Plan. The exercise price per share was $103.00. No consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of stock options. The transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b). Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule. We believe that our 2005 stock option plans qualify as compensatory benefit plans.

•       On December 28, 2005, LPL Holdings, Inc. issued and sold $550.0 million aggregate principal amount of senior secured 10.75% Notes due 2015 pursuant to Rule 144A and Regulation S under the Securities Act. Of this total, $220.0 were purchased by affiliates of Goldman, Sachs & Co. in a separate transaction (the “GS Mezzanine Purchasers”), and the initial purchaser for the remaining $330.0 Goldman, Sachs & Co. The obligations of our subsidiary under the notes are jointly and several guaranteed by us and certain of our existing and future wholly owned domestic subsidiaries. For more information on our senior subordinated notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Senior Unsecured Subordinated Notes.”

•       On June 30, 2006, we issued options to members of our management team to purchase up to an aggregate total of 2,800 shares of the our common stock, including 1,000 shares pursuant to our 2005 Incentive Stock Option Plan and 1,800 shares pursuant to our 2005 Non Qualified Incentive Stock Option Plan. The exercise price per share was $103.19. No consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of stock options. The transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b). Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule. We believe that our 2005 stock option plans qualify as compensatory benefit plans.

•       On December 7, 2006, we issued options to members of our management team to purchase up to an aggregate total of 8,000 shares of the our common stock, including 7,500 shares pursuant to our 2005 Incentive Stock Option Plan and 500 shares pursuant to our 2005 Non Qualified Incentive Stock Option Plan. The exercise price per share was $158.47. No consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of stock options. The transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b). Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule. We believe that our 2005 stock option plans qualify as compensatory benefit plans.

•       On January 2, 2007, we issued and sold to certain employees of UVEST an aggregate of 60,366 shares of common stock based on a stock valuation of $158.47 per share, and an aggregate of 6,582 shares of common stock based on a stock valuation of $189.00 per share. These shares were issued and sold in connection with the Trasanctions in reliance upon the available exemptions from registration requirements of Section 4(2) of the Securities Act.

ITEM 11.         DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Below is a summary discussion of all the material terms of our Fourth Amended and Restated 2000 Stock Bonus Plan and related bonus credits. This summary, however, is not complete and is qualified by reference to the Fourth Amended and Restated 2000 Stock Bonus Plan and our certificate of incorporation and bylaws. You should read this summary together with our Fourth Amended and Restated 2000 Stock Bonus Plan, certificate of incorporation and bylaws, which are attached as exhibits to this registration statement.

Overview of our Capital Stock

Our authorized capital consists of 20,000,000 shares of common stock, par value $0.01 per share. As of April 30, 2007 we have a total of 8,284,360.19 outstanding shares of common stock. As of April 30, 2007 our outstanding common stock is held by 42 stockholders. Additionally, as of April 30, 2007 we have granted options to acquire 2,104,795 shares of our common stock to approximately 128 of our employees and bonus credits in respect of another 739,895 shares of our common stock to approximately 875 registered representatives.

The Fourth Amended and Restated 2000 Stock Bonus Plan Relating to Bonus Credits

The bonus credits, which are a type of restricted stock units, have been granted under our Fourth Amended and Restated 2000 Stock Bonus Plan, as amended (the “Plan”), to licensed, IFAs, also referred to as registered representatives, of our wholly owned and principal operating subsidiary, LPL.

The Plan does not provide for any types of awards other than bonus credits. The Plan specifies all of the material terms of each bonus credit, including vesting provisions, stock delivery terms and restrictions on transfer. Each bonus credit is documented by an individual bonus credit award agreement between us and the registered representative, stating the number of granted bonus credits and incorporating provisions of the Plan.

Purpose.   The Plan is not designed to raise capital. Rather, the intent of the Plan is to aid us in attracting, motivating and retaining service providers of outstanding ability by offering such service providers an opportunity to receive grants of stock-based awards, thereby increasing their personal interest in our growth and success.

Shares available for issuance.   The Board has to date approved the issuance of not more than 771,693 shares of our common stock pursuant to the bonus credits in compensatory circumstances only. The Board has authority to issue additional bonus credits under the Plan up to the limit of our authorized capital.

Eligibility.   The Plan is a voluntary, non-contributory bonus credit bonus plan in which all registered representatives are eligible to participate. Registered representatives who participate in the Plan are limited to “de facto” employees to whom bonus credit awards are compensatory in nature and eligible for the exemption from the registration requirements set forth under Section 5 of the Securities Act provided by Rule 701. The number of bonus credits subject to each grant is determined by a formula specified in the Plan and based on production and tenure levels. The bonus credits were generally awarded to a group consisting of those registered representatives whose sales and service fees, in the aggregate, represent not less than the top 50% of gross commissions and advisory services fees generated by all eligible registered representatives in the aggregate during the 52-week period ending September 30, 2005 (the “Award Year”). The lowest qualifying registered representative’s gross commissions and advisory fees generated during the Award Year was $310,058. No payment or other tangible consideration was, is to be paid or is payable by any registered representative in connection with its receipt of common stock in respect of its bonus credits.

Administration.   The Plan is administered by the Board, although the Board has the discretion to delegate some or all of this authority to administer the Plan to a committee of the Board. To achieve its purposes, the Plan calls for the awarding of bonus credits to registered representatives based on certain production levels and tenure specified for all registered representatives collectively.

Bonus Credits.   Each bonus credit represents the right to receive one share of our common stock only upon the occurrence of a Liquidity Event, as described below. The terms of the bonus credits do not allow the holder to choose if or when to become holders of our common stock (i.e. the bonus credits are not “exercisable”), and the common stock is automatically deliverable by us upon the occurrence of the Liquidity Event.

Vesting Schedule.   Each registered representative’s right to the bonus credits granted to it are subject to a three-year vesting schedule. One-third of the bonus credits will vest each year, with the first tranche vesting on December 28, 2006, the second tranche on December 28, 2007 and the third tranche vesting on December 28, 2008.

If a registered representative’s agreement with us is terminated prior to the final vesting date or prior to the retirement of the registered representative, the unvested bonus credits forfeit (except in the case of a death of the registered representative, in which case all bonus credits will become fully vested). Vested bonus credits, on the other hand, are forfeited upon termination of a registered representative’s agreement such that the holder remains eligible to receive common stock upon the occurrence of the contingent future event.

Liquidity Event.   To the extent a bonus credit is vested, we deliver one share of its common stock to the Registered Representatives upon the first to occur of the following events (the “Liquidity Event”):

•       a sale of all or substantially all of our business or assets or of our subsidiary LPL that also constitutes a change in control event under Section 409A of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), or the regulations thereunder, and

•       180 days following an initial public offering of our common stock underwritten on a firm commitment basis by a nationally recognized investment banking firm pursuant to a registration statement filed with, and declared effective by, the Commission (an “IPO”).

To the extent a bonus credit is not vested upon the occurrence of the Liquidity Event, then unvested bonus credits initially remain outstanding. Once such bonus credits become vested, however, we deliver one share of our common stock to the registered representatives in respect of each such vested bonus credit.

Following our delivery of shares of common stock in respect of the bonus credits, the bonus credits cease to represent any further rights (and therefore cease to be outstanding) because the registered representatives will be our shareholders. If the Liquidity Event never occurs, then the registered representatives will never receive shares of common stock in respect of the bonus credits.

Rights.   The holders of bonus credits granted under the Plan will have no voting, redemption or liquidation or other rights as our shareholder prior to delivery of the shares of common stock following the Liquidity Event.

Transfer Restrictions.   Bonus credits granted under the Plan are not transferable other than by will or by the laws of descent and distribution upon the death of the registered representative, unless otherwise permitted by the Board, which has not permitted any transfer of bonus credits to date. The Board has not granted any bonus credits under the Plan with terms which are different than those described in this..

There is no market or periodically available process or methodology that would allow holders of bonus credits granted under the Plan to receive any consideration or compensation for these bonus credits at any time.

Amendment and Termination; Term.   The Board may amend, alter or terminate the Plan in its sole discretion. No amendment may materially and adversely affect or impair any of the rights of a participant under any bonus credits outstanding as of the date of such amendment. Unless the Board terminates the Plan at an earlier date, the Plan terminates ten years from the effective date of the Plan, December 28, 2000 (although the then-outstanding bonus credits will continue to remain outstanding).

Anti-takeover Effects of the Delaware General Corporation Law and our Certificate of Incorporation and Bylaws

Our certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders or holders of bonus credits may favor.

Board of Directors

Our bylaws provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the whole Board. As of the date of this registration statement, the Board has seven members.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our bylaws provides for a staggered board, meaning that our directors are divided, with respect to the time for which they hold office, into three classes, with the term of each class expiring on different years and every three years. Our bylaws provide that special meetings of the stockholders may be called only upon the request of the chairman of the Board or by the Board pursuant to a resolution adopted by a majority of the “whole board” (as defined in our bylaws). Our bylaws prohibits the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Business Combinations under Delaware Law

Section 203 of the Delaware General Corporation Law (“DGCL”) does not apply to our company because we do not have a class of stock that is listed on a national securities exchange, authorized for quotation on The NASDAQ Stock Market or held of record by more than 2,000 stockholders. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the stockholder became an interested stockholder, subject to certain exceptions, including if, prior to such time, the Board approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL. The DGCL does not permit exculpation for liability:

•       for breach of duty of loyalty;

•       for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•       under Section 174 of the DGCL (unlawful dividends); or

•       for transactions from which the director derived improper personal benefit.

Our certificate of incorporation and bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by law. We and our subsidiary LPL Holdings, Inc. have entered into indemnification agreements with certain of our directors and officers providing for indemnification by reason of being our director or officer, as the case may be. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees and agents for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation, bylaws and agreements with certain directors and officers may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Federal Income Tax Information

Under the Internal Revenue Code, restricted stock units (and the bonus credits are bonus credits) generally are not subject to Federal income taxation until the underlying shares are actually delivered to the bonus credit recipient (which, in this case, will not occur until after both vesting and the occurrence of the Liquidity Event).

ITEM 12.         INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102(b)(7) of the DGCL enables a corporation in its original certificates of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for liability of directors for unlawful payment of dividends or unlawful stock purchase or redemptions pursuant to Section 174 of the DGCL or (iv) for any transaction from which a director derived an improper personal benefit. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL.

Section 145(a) of the DGCL provides in relevant part that a corporation may indemnify any officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation and bylaws generally provide that we will indemnify our directors and officers to the fullest extent permitted by law. We and our subsidiary LPL Holdings, Inc. have also entered into indemnification agreements with certain of our directors and officers. Such agreements generally provide for indemnification by reason of being our director or officer, as the case may be. These agreements are in addition to the indemnification provided by our and LPL Holdings, Inc. charters and bylaws.

We also obtained officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the registrant may, in such capacities, incur. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

ITEM 13.         FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements appearing on pages F-1 through F-71 are incorporated herein by reference.

	Year Ended December 31, 2006 (unaudited)					Three Months Ended March 31, 2007
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year Ended	(unaudited)
	(in thousands)
Revenues	$404,403	$440,023	$420,845	$474,665	$1,739,936	$562,717
Revenues—net	404,351	439,879	420,793	474,612	1,739,635	562,598
Gross margin(1)	118,782	124,712	124,704	140,633	508,831	169,631
Income from continuing operations	4,657	10,499	5,206	13,280	33,642	18,487
Net income	4,657	10,499	5,206	13,280	33,642	18,487

	Year Ended December 31, 2005 (unaudited) (Predecessor)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year Ended
	(in thousands)
Revenues	$331,176	$347,122	$360,377	$368,621	$1,407,296
Revenues—net	330,836	346,772	360,166	368,546	1,406,320
Gross margin(1)	96,041	101,515	106,492	103,947	407,995
Income from continuing operations	21,981	21,430	7,347	18,531	69,289
Net income (loss)	21,981	21,430	7,347	(7,669)	43,089

(1)             Gross margin is calculated as total revenues less commissions and advisory fees, and brokerage, clearing and exchange expenses.

ITEM 14.         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 15.         FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements

Our financial statements appearing on pages F-1 through F-71 are incorporated herein by reference.

(b)   Exhibits

Exhibit No.	Description of Exhibit
3.1	Certificate of Incorporation of LPL Investment Holdings Inc.*
3.2	Amendment to the Certificate of Incorporation of LPL Investment Holdings Inc., dated December 20, 2005*
3.3	Amendment to the Certificate of Incorporation of LPL Investment Holdings Inc., dated March 10, 2006*
3.4	Bylaws of LPL Investment Holdings Inc.*
4.1	Indenture, dated December 28, 2005, between LPL Holdings, Inc., each of the Guarantors party thereto and Wells Fargo Bank, N.A., as trustee*
4.2.	First Supplemental Indenture, dated as of May 10, 2006, among LPL Holdings, Inc., LPL Investment Holdings Inc., the other Guarantors party thereto and Wells Fargo Bank, N.A., as trustee*
4.3	Form of Stock Bonus Agreement under the Fourth Amended and Restated LPL Investment Holdings Inc. 2000 Stock Bonus Plan*
4.4	Fourth Amended and Restated LPL Investment Holdings Inc. 2000 Stock Bonus Plan*
10.1

Amended and Restated Credit Agreement, dated as of December 29, 2006, by and among LPL Investment Holdings Inc., LPL Holdings, Inc., Goldman Sachs Credit Partners L.P., as sole lead arranger, sole bookrunner and syndication agent, and the several lenders from time to time party thereto, Morgan Stanley Senior Funding, Inc. as administrative agent, and Morgan Stanley & Co. as collateral agent.*

10.2	2005 Stock Option Plan for Incentive Stock Options*
10.3	2005 Stock Option Plan for Non-Qualified Stock Options*
10.4	Executive Employment Agreement between Mark S. Casady and LPL Holdings, Inc., dated December 28, 2005*
10.5	Indemnification Agreement between the Company, LPL Holdings, Inc., and Mark S. Casady, dated December 28, 2005*
10.6	Executive Employment Agreement between Esther M. Stearns and LPL Holdings, Inc., dated December 28, 2005*
10.7	Indemnification Agreement between the Company, LPL Holdings, Inc., and Esther M. Stearns, dated December 28, 2005*
10.8	Executive Employment Agreement between C. William Maher and LPL Holdings, Inc., dated December 28, 2005*
10.9	Indemnification Agreement between the Company, LPL Holdings, Inc., and C. William Maher, dated December 28, 2005*
10.10	Executive Employment Agreement between William E. Dwyer III and LPL Holdings, Inc., dated December 28, 2005*

10.11	Indemnification Agreement between the Company, LPL Holdings, Inc., and William E. Dwyer III, dated December 28, 2005*
10.12	Executive Employment Agreement between Steven M. Black and LPL Holdings, Inc., dated December 28, 2005*
10.13	Indemnification Agreement between the Company, LPL Holdings, Inc., and Steven M. Black, dated December 28, 2005*
10.14	Services Agreement between Linsco/Private Ledger Corp. and GPA Group, Inc., date October 27, 2005
10.15	Stockholders’ Agreement, dated December 28, 2005, among the Company, LPL Holdings, Inc. and other stockholders party thereto
21.1	List of Subsidiaries of LPL Investment Holdings Inc.

*                    Included in Registration Statement on Form 10 of the Company filed on April 30, 2007.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

LPL INVESTMENT HOLDINGS INC.
	By:	/s/ MARK S. CASADY
Mark S. Casady
Chairman and Chief Executive Officer
Dated: July 9, 2007

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1	Certificate of Incorporation of LPL Investment Holdings Inc.*
3.2	Amendment to the Certificate of Incorporation of LPL Investment Holdings Inc., dated December 20, 2005*
3.3	Amendment to the Certificate of Incorporation of LPL Investment Holdings Inc., dated March 10, 2006*
3.4	Bylaws of LPL Investment Holdings Inc.*
4.1	Indenture, dated December 28, 2005, between LPL Holdings, Inc., each of the Guarantors party thereto and Wells Fargo Bank, N.A., as trustee*
4.2.	First Supplemental Indenture, dated as of May 10, 2006, among LPL Holdings, Inc., LPL Investment Holdings Inc., the other Guarantors party thereto and Wells Fargo Bank, N.A., as trustee*
4.3	Form of Stock Bonus Agreement under the Fourth Amended and Restated LPL Investment Holdings Inc. 2000 Stock Bonus Plan*
4.4	Fourth Amended and Restated LPL Investment Holdings Inc. 2000 Stock Bonus Plan*
10.1

Amended and Restated Credit Agreement, dated as of December 29, 2006, by and among LPL Investment Holdings Inc., LPL Holdings, Inc., Goldman Sachs Credit Partners L.P., as sole lead arranger, sole bookrunner and syndication agent, and the several lenders from time to time party thereto, Morgan Stanley Senior Funding, Inc. as administrative agent, and Morgan Stanley & Co. as collateral agent*

10.2	2005 Stock Option Plan for Incentive Stock Options*
10.3	2005 Stock Option Plan for Non-Qualified Stock Options*
10.4	Executive Employment Agreement between Mark S. Casady and LPL Holdings, Inc., dated December 28, 2005*
10.5	Indemnification Agreement between the Company, LPL Holdings, Inc., and Mark S. Casady, dated December 28, 2005*
10.6	Executive Employment Agreement between Esther M. Stearns and LPL Holdings, Inc., dated December 28, 2005*
10.7	Indemnification Agreement between the Company, LPL Holdings, Inc., and Esther M. Stearns, dated December 28, 2005*
10.8	Executive Employment Agreement between C. William Maher and LPL Holdings, Inc., dated December 28, 2005*
10.9	Indemnification Agreement between the Company, LPL Holdings, Inc., and C. William Maher, dated December 28, 2005*
10.10	Executive Employment Agreement between William E. Dwyer III and LPL Holdings, Inc., dated December 28, 2005*
10.11	Indemnification Agreement between the Company, LPL Holdings, Inc., and William E. Dwyer III, dated December 28, 2005*
10.12	Executive Employment Agreement between Steven M. Black and LPL Holdings, Inc., dated December 28, 2005*
10.13	Indemnification Agreement between the Company, LPL Holdings, Inc., and Steven M. Black, dated December 28, 2005*

10.14	Services Agreement between Linsco/Private Ledger Corp. and GPA Group, Inc., date October 27, 2005
10.15	Stockholders’ Agreement, dated December 28, 2005, among the Company, LPL Holdings, Inc. and other stockholders party thereto
21.1	List of Subsidiaries of LPL Investment Holdings Inc.

*                    Included in Registration Statement on Form 10 of the Company filed on April 30, 2007.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Page
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Statements of Financial Condition as of December 31, 2006 and 2005	F-2
Consolidated Statements of Income for the year ended December 31, 2006 and for the years ended December 31, 2005 and 2004 (Predecessor)	F-4

Consolidated Statements of Stockholders’ Equity for the year ended December 31, 2006 and for the period from December 28, 2005 through December 31, 2005 and for the years ended December 31, 2005 and 2004 (Predecessor)

F-5
Consolidated Statements of Cash Flows for the year ended December 31, 2006 and for the years ended December 31, 2005 and 2004 (Predecessor)	F-6
Notes to Consolidated Financial Statements	F-9
Unaudited Consolidated Financial Statements
Consolidated Statements of Financial Condition as of March 31, 2007 and December 31, 2006 (Unaudited)	F-41
Consolidated Statements of Income for the three months ended March 31, 2007 and 2006 (Unaudited)	F-43
Consolidated Statements of Stockholders’ Equity for the three months ended March 31, 2007 and 2006 (Unaudited)	F-44
Consolidated Statements of Cash Flows for the three months ended March 31, 2007 and 2006 (Unaudited)	F-45
Notes to Unaudited Consolidated Financial Statements	F-47

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
LPL Investment Holdings Inc.
Boston, Massachusetts

We have audited the accompanying consolidated statements of financial condition of LPL Investment Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, the related consolidated statements of income, stockholders’ equity, and cash flows for the year ended December 31, 2006, and the related consolidated statement of stockholders’ equity for the period from December 28, 2005 through December 31, 2005. We have also audited the consolidated statements of income, stockholder’s equity, and cash flows of LPL Holdings, Inc. and subsidiaries (“Predecessor”) for each of the two years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended December 31, 2006, and the results of operations and cash flows of the Predecessor for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123R—Share-Based Payment, effective January 1, 2006.

/s/ Deloitte & Touche LLP

Costa Mesa, California

April 28, 2007

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006 AND 2005
(Dollars in thousands)

	2006	2005
ASSETS
Cash and cash equivalents	$245,163	$134,592
Cash and securities segregated under federal and other regulations	52,178	20,920
Receivable from:
Customers, net of allowance of $202 in 2006 and $123 in 2005	326,376	249,656
Product sponsors, broker-dealers, and clearing organizations	89,706	94,234
Others, net of allowances of $2,590 in 2006 and $2,529 in 2005	52,088	34,042
Securities owned:
Marketable securities(1)—at market value	9,524	8,475
Other securities—at amortized cost	10,635	3,042
Securities borrowed	12,686	6,439
Mortgage loans held for sale—net	4,362	807
Fixed assets, net of accumulated depreciation and amortization of $90,731 in 2006 and $54,945 in 2005	121,594	134,764
Income taxes receivable	—	54,037
Debt issuance costs, net of accumulated amortization of $4,564 in 2006 and $50 in 2005	26,469	30,399
Goodwill	1,249,159	1,245,764
Intangible assets, net of accumulated amortization of $31,245 in 2006 and $1,942 in 2005	535,289	564,592
Trademark and trade name	39,819	39,819
Interest rate swaps	3,188	—
Prepaid expenses	15,423	11,517
Other assets	3,885	5,387
Total assets	$2,797,544	$2,638,486

(1)          Includes $2,643 and $2,353 pledged to clearing organizations at December 31, 2006 and 2005, respectively.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (Continued)
AS OF DECEMBER 31, 2006 AND 2005
(Dollars in thousands, except par value)

	2006	2005
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Warehouse lines of credit	$3,718	$794
Drafts payable	104,344	88,230
Payable to customers	294,574	195,106
Payable to broker-dealers and clearing organizations	30,354	18,688
Accrued commissions and advisory fees payable	70,096	54,343
Accounts payable and accrued liabilities	34,381	53,443
Income taxes payable	969	—
Unearned revenue	31,113	25,519
Securities sold but not yet purchased—at market value	10,806	4,888
Senior credit facilities and subordinated notes	1,344,375	1,345,000
Deferred income taxes—net	245,897	264,051
Total liabilities	2,170,627	2,050,062
COMMITMENTS AND CONTINGENCIES (Note 17)
STOCKHOLDERS’ EQUITY:
Common stock, $.01 par value; 20,000,000 shares authorized; 8,284,360 shares issued and outstanding at December 31, 2006, and 8,281,523 shares issued and outstanding at December 31, 2005	83	83
Additional paid-in capital	591,254	588,341
Accumulated other comprehensive income	1,938	—
Retained earnings	33,642	—
Total stockholders’ equity	626,917	588,424
Total liabilities and stockholders’ equity	$2,797,544	$2,638,486

See notes to consolidated financial statements.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(Dollars in thousands)

		Predecessor
	2006	2005	2004
REVENUES:
Commissions	$890,489	$744,939	$640,128
Advisory fees	521,058	399,363	301,090
Asset-based fees	147,364	107,726	89,561
Transaction and other fees	134,496	125,844	104,168
Interest income	28,402	17,719	12,829
Other	18,127	11,705	9,609
Total revenues	1,739,936	1,407,296	1,157,385
EXPENSES:
Commissions and advisory fees	1,213,603	982,814	806,972
Compensation and benefits	137,401	142,372	127,997
Depreciation and amortization	65,348	17,854	15,798
Promotional	36,060	31,122	23,918
Occupancy and equipment	26,212	22,924	21,744
Communications and data processing	21,423	18,891	17,777
Brokerage, clearing, and exchange	17,502	16,487	14,716
Regulatory fees and expenses	15,176	15,579	12,518
Professional services	14,884	22,729	11,168
Travel and entertainment	7,136	5,698	5,600
Other	4,921	12,712	29,826
Total noninterest expenses	1,559,666	1,289,182	1,088,034
Interest expense from brokerage operations and mortgage lending	301	976	1,447
Interest expense from senior credit facilities and subordinated notes	125,103	1,388	—
Total expenses	1,685,070	1,291,546	1,089,481
INCOME FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES	54,866	115,750	67,904
PROVISION FOR INCOME TAXES	21,224	46,461	32,552
INCOME FROM CONTINUING OPERATIONS	33,642	69,289	35,352
LOSS FROM DISCONTINUED OPERATIONS:
Loss from cumulative effect of change in accounting principle related to discontinued operations	—	(12,909)	—
Loss from discontinued operations	—	(13,291)	—
Total loss from discontinued operations (see Note 12)	—	(26,200)	—
NET INCOME	$33,642	$43,089	$35,352

See notes to consolidated financial statements.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD FROM
DECEMBER 28, 2005 THROUGH DECEMBER 31, 2005 AND FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004 (PREDECESSOR)

(Dollars in thousands)

			Accumulated
		Additional	Other		Total
	Common	Paid-In	Comprehensive	Retained	Stockholders’
	Stock	Capital	Income	Earnings	Equity
BALANCE—December 31, 2003 (Predecessor)	$9	$22,132	$—	$180,984	$203,125
Net income				35,352	35,352
Share-based compensation		20,463			20,463
Dividends paid				(61,689)	(61,689)
BALANCE—December 31, 2004 (Predecessor)	9	42,595	—	154,647	197,251
Comprehensive income:
Income from continuing operations				69,289	69,289
Loss from discontinued operations				(26,200)	(26,200)
Total comprehensive income					43,089
Share-based compensation		8,807			8,807
Exercise of stock options		870			870
Distribution to Class A common stockholder (Notes 12 and 20)				(5,104)	(5,104)
Net liabilities assumed by Class A common stockholder (Note 20)		383			383
Dividends paid				(55,086)	(55,086)
Leverage buyout transaction	(9)	344,881			344,872
Tax benefit from stock options exercised		53,342			53,342
BALANCE—December 31, 2005 (Predecessor)	$—	$450,878	$—	$137,546	$588,424
Issuance of 8,281,523 shares of common stock at par value in leverage buyout transaction on December 28, 2005 (Note 3)	$83	$588,341	$—	$—	$588,424
BALANCE—December 31, 2005	83	588,341	—	—	588,424
Comprehensive income:
Net income				33,642	33,642
Change in unrealized gains on interest rate swaps, net of tax expense of $1,250 (Note 15)			1,938		1,938
Total comprehensive income					35,580
Share-based compensation		2,878			2,878
Exercise of stock options		35			35
BALANCE—December 31, 2006	$83	$591,254	$1,938	$33,642	$626,917

See notes to consolidated financial statements.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(Dollars in thousands)

		Predecessor
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$33,642	$43,089	$35,352
Loss from discontinued operations	—	26,200	—
Income from continuing operations	33,642	69,289	35,352
Adjustments to reconcile net income to net cash provided by operating activities:
Noncash items:
Depreciation and amortization	65,348	17,854	15,798
Amortization of debt issuance costs	4,514	50	—
Loss on disposal of fixed assets	154	656	338
Share-based compensation	2,878	8,807	20,463
Tax benefit related to stock options exercised	—	53,342	—
Provision for bad debts	475	947	310
Deferred income tax provision	(19,404)	(2,045)	(6,342)
Impairment of goodwill	—	3,163	—
Impairment of non-marketable equity investment in affiliate	—	—	12,228
Other	(539)	(209)	64
Mortgage loans held for sale:
Originations of loans	(68,878)	(66,978)	(20,080)
Proceeds from sale of loans	65,947	70,379	21,041
Gain on sale	(636)	(1,220)	(648)
Changes in operating assets and liabilities:
Cash and securities segregated under federal and other regulations	(31,258)	37,697	(1,299)
Receivable from customers	(76,799)	(44,573)	(38,583)
Receivable from sponsors, broker-dealers and clearing organizations	4,528	(26,952)	(15,612)
Receivable from others	(18,442)	(4,770)	(7,460)
Securities owned	(743)	(1,470)	(135)
Securities borrowed	(6,247)	(458)	(3,045)
Prepaid expenses	(3,906)	(573)	(1,012)
Other assets	1,577	(873)	(1,172)
Drafts payable	16,114	2,150	20,169
Payable to customers	99,468	45,224	5,983
Payable to broker-dealers and clearing organizations	11,666	(12,982)	10,310
Accrued commissions and advisory fees payable	15,753	8,815	10,340
Accounts payable and accrued liabilities	(19,109)	12,048	8,467
Unearned revenue	5,594	6,069	5,398
Securities sold but not yet purchased	5,918	1,446	1,985
Income taxes payable/receivable	51,611	(56,838)	(1,313)
Net cash provided by operating activities	139,226	117,995	71,545

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(Dollars in thousands)

		Predecessor
	2006	2005	2004
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	$(23,038)	$(19,424)	$(14,336)
Proceeds from disposal of fixed assets	9	20,318	5,147
Purchase of other securities classified as held to maturity	(38,490)	(3,836)	(2,038)
Proceeds from maturity of other securities classified as held-to-maturity	31,114	3,100	2,045
Acquisition of mortgage, broker-dealer, and insurance companies—net of existing cash balance	—	(2,020)	(7,783)
Contribution to nonmarketable equity investments in affiliate	—	—	(21,247)
Proceeds from disposal of nonmarketable equity investment	—	112	—
Cash used in investing activities—continuing operations	(30,405)	(1,750)	(38,212)
Cash used in investing activities—discontinued operations	—	(9,050)	—
Net cash used in investing activities	(30,405)	(10,800)	(38,212)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of bank loans	—	(25,049)	(5,806)
Repayment of senior credit facilities	(50,625)	—	—
Proceeds from issuance of senior notes	50,000	—	—
Payment of debt issuance costs	(584)	(30,449)	—
Proceeds from stock options exercised	35	870	—
Proceeds from warehouse lines of credit	68,862	66,791	19,820
Repayment of warehouse lines of credit	(65,938)	(68,955)	(20,146)
Proceeds from issuance of senior notes for acquisition of LPL Holdings, Inc.	—	1,345,000	—
Purchase of stock by LPL Investment Holdings Inc.	—	740,742	—
Repurchase of stock and stock appreciation rights related to leverage buyout transction and related acquisition costs	—	(2,077,256)	—
Cash proceeds from selling stockholders for transaction costs	—	17,350	—
Dividends paid	—	(55,086)	(61,277)
Net cash provided by (used in) financing activities	1,750	(86,042)	(67,409)

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(Dollars in thousands)

		Predecessor
	2006	2005	2004
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$110,571	$21,153	$(34,076)
CASH AND CASH EQUIVALENTS—Beginning of year	134,592	113,439	147,515
CASH AND CASH EQUIVALENTS—End of year	$245,163	$134,592	$113,439
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$123,390	$998	$1,437
Income taxes paid	$10,578	$52,019	$40,370
NONCASH DISCLOSURE:
Purchase accounting adjustment to goodwill	$3,395
Liabilities assumed by Class A common stockholder, recorded as a contribution in accompanying consolidated statements of stockholders’ equity		$383
Step up in basis of assets due to Acquisition, net of deferred tax liability of $268,119		$1,664,037
Loss on disposal of variable interest entity sold to Class A common stockholder, recorded as a distribution in the accompanying consolidated statements of stockholders’ equity		$(4,693)
Loss on fixed assets sold to Class A common stockholder, recorded as a distribution in the accompanying consolidated statements of stockholders’ equity		$(411)	$(412)
Note assumed to acquire mortgage company (see Note 10)			$1,132

See notes to consolidated financial statements.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

1.                 ORGANIZATION AND DESCRIPTION OF THE COMPANY

LPL Investment Holdings Inc. (“LPLIH”), a Delaware holding corporation, together with its consolidated subsidiaries (collectively, the “Company”) is a provider of brokerage, investment advisory and infrastructure services to independent financial advisors (“IFAs”) and financial institutions in the United States. The Company provides access to a broad array of financial products and services for IFAs to market to their clients, as well as a technology and service platform to enable IFAs to more efficiently operate their practices.

On December 28, 2005, LPL Holdings, Inc. (“LPLH”), a Massachusetts holding corporation, and its subsidiaries were acquired through a merger transaction with BD Acquisition Inc., a wholly owned subsidiary of LPLIH (previously named BD Investment Holdings, Inc.). LPLIH was formed by investment funds affiliated with TPG Partners IV, L.P., and Hellman & Friedman Capital Partners V, L.P. (collectively, the “Majority Holders”). The acquisition was accomplished through the merger of BD Acquisition, Inc. with and into LPLH, with LPLH being the surviving entity (the “Acquisition”).

Description of Business—As a result of the Acquisition discussed above, LPLIH owns 100% of the issued and outstanding common stock of LPLH, which owns Linsco/Private Ledger Corp. (“Linsco”), Independent Advisers Group Corporation (“IAG”), Innovex Mortgage, Inc. (“Innovex”), and Linsco/Private Ledger Insurance Associates, Inc. (“LPL Insurance Associates”). LPLH is also a majority stockholder in Private Trust Company Holdings, Inc. (“PTCH”), and owns 100% of the issued and outstanding voting common stock. As required by the Office of the Comptroller of the Currency, members of the Board of Directors of PTCH own eight shares of non-voting common stock in PTCH.

Linsco, headquartered in Boston and San Diego, is a clearing broker-dealer registered with the National Association of Securities Dealers, Inc. (“NASD”) and the Securities and Exchange Commission (“SEC”) pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. Linsco is also registered as a Futures Commission Merchant with the Commodity Futures Trading Commission and is a member of the National Futures Association. Additionally, Linsco is a member of the Boston Stock Exchange.

Linsco principally transacts business as an agent on behalf of customers in mutual funds, stocks, fixed income instruments, commodities, options, private and public partnerships, variable annuities, real estate investment trusts, and other investment products. Linsco is licensed to operate in all 50 states and Puerto Rico and has an independent contractor sales force of approximately 7,000 registered IFAs dispersed throughout the United States.

IAG is an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940, which offers an investment advisory platform for customers of financial advisors working for other financial institutions.

PTCH is a holding company for The Private Trust Company, N.A. (“PTC”). PTC has been chartered as a national bank with limited trust powers since August 1995, providing a wide range of trust, investment management, and custodial services for estates and families. PTC also provides Individual Retirement Account (“IRA”) custodial services for its sister company, Linsco.

Innovex conducts real estate mortgage banking and brokerage activities. Innovex’s primary business is originating residential mortgage loans for customers of IFAs who do business through its sister company, Linsco, throughout the United States. Innovex originates, underwrites, and funds a variety of mortgage and home equity loan products to suit the needs of borrowers. Innovex’s revenues are derived from the referral of loans to lenders and the origination and sale of residential real estate loans for placement in the secondary market. Innovex is a Housing and Urban Development (“HUD”) approved Title II non-supervised mortgagee.

LPL Insurance Associates is a Delaware corporation that operates as a brokerage-general agency for fixed insurance sales and services.

Main Street Management Company was a Connecticut corporation that previously operated under the Company as an introducing broker-dealer for securities and other investments. In conjunction with its acquisition by the Company, Main Street’s IFAs either transferred to Linsco or to other nonaffiliated broker-dealers. During 2004, Main Street ceased operations and withdrew its membership with the NASD as a broker-dealer. In June 2005, Main Street dissolved as a legal entity.

Glenoak was a single-purpose limited liability company that previously operated under the Company by providing travel assistance and operations for executives of the Company and its affiliates. In addition, Glenoak engaged in the consultation on and strategic planning of various business ventures. In August 2005, Glenoak sold all of its assets and ceased operations (see Note 20).

Through October 2005, the Company also held investments in affiliated companies named GPA Group, Inc. and Global Portfolio Advisors, Ltd. GPA Group, Inc. is a Delaware corporation that acts as a holding company for Global Portfolio Advisors, Ltd. (collectively, referred to as “GPA”), which controls subsidiary broker-dealer operations in Luxembourg and Japan, as well as technology development operations in Canada. In October 2005, the Company sold all of its interest in GPA to an entity controlled by the Company’s controlling stockholder at that time (see Notes 6, 7, and 12).

2.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities and income taxes, revenue and expense accruals, and other matters that affect the consolidated financial statements and related disclosures. Actual results could differ materially from those estimates.

Predecessor Presentation—As discussed in Note 1, LPLH (the “Predecessor”) was acquired by LPLIH through a leveraged merger transaction on December 28, 2005. Activities as of December 28, 2005 and for the periods prior are those of the Predecessor. However, as an accounting convenience and due to the immaterial amounts between the period December 28, 2005 and December 31, 2006, all operations and cash flows for calendar year 2005 has been presented in the Predecessor Company financials.

Reclassifications—Certain reclassifications were made to prior year amounts to conform to the current year presentation. These reclassifications had no effect on reported earnings, working capital or stockholder’s equity.

Consolidation—The Company consolidates all subsidiaries for which it has a controlling interest as defined by and in accordance with Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements (“ARB 51”). Additionally, beginning January 1, 2005, the Company began consolidating Variable Interest Entities (“VIEs”) where it is the primary beneficiary in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities—an interpretation of ARB 51 as amended and restated (“FIN 46R”).

The consolidated financial statements of the Company include all of the accounts of LPLIH and its subsidiaries, as listed above, as well as the accounts of the Company’s variable interest entities, GPA (see

Note 6). As a result of the 2005 sale of the Company’s interest in GPA, GPA is reflected as a discontinued operation in the accompanying consolidated financial statements (see Note 12).

All intercompany balances and transactions have been eliminated in consolidation. The Company accounts for the ownership of non-voting common stock in PTCH as a minority interest. As of December 31, 2006, minority interest was $8,000 and is included in accounts payable and accrued liabilities in the accompanying consolidated statements of financial condition. The related minority interest expense is recorded in the accompanying consolidated statements of income. The effects of elimination of revenues and expenses due to intercompany transactions between the Company and the non-controlling interests in the VIEs are not attributable to the non-controlling interests in the VIEs.

Comprehensive Income—The Company’s comprehensive income is comprised of net income and the effective portion of the unrealized gains on financial derivatives in cash flow hedge relationships, net of related taxes.

Variable Interest Entities—As noted above, the Company adopted FIN 46R in 2005. FIN 46R provides a new framework for identifying VIEs and determining when a company should include the assets, liabilities, non-controlling interest, and results of activities of a variable-interest operating entity in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited liability company, trusts, or any other legal entity used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make sufficient decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or right to receive returns generated by its operations.

FIN 46R requires a VIE to be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs the majority of the VIE’s losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary must initially record all of the VIE’s assets, liabilities, and non-controlling interests at fair value (carrying value if under common control as the primary beneficiary) and subsequently account for the VIE as if it were consolidated based upon the majority voting interests. FIN 46R also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

In accordance with the transition provisions of FIN 46R, the assets, liabilities, and non-controlling interests of the newly consolidated VIE (see Note 6) were initially recorded at the amounts at which they would have been carried in the consolidated financial statements if FIN 46R had been effective when the Company met the conditions to be the primary beneficiary of the VIE. The adoption of FIN 46R resulted in a cumulative effect of an accounting change as of January 1, 2005, which is included in discontinued operations in the accompanying consolidated statements of income (see Note 12).

Cash and Cash Equivalents—Cash and cash equivalents are composed of interest and noninterest-bearing deposits, money market funds, and U.S. government obligations that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments, with original maturities of less than 90 days, that are not required to be segregated under federal or other regulations.

Cash and Securities Segregated Under Federal and Other Regulations—Certain of the Company’s subsidiaries are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers in accordance with SEC Rule 15c3-3 and other regulations. At December 31, 2006 and 2005, the Company had $52.18 million and $20.92 million, respectively, in cash and securities segregated in special reserve bank accounts for the benefit of customers.

Receivable From and Payable to Customers—Receivable from and payable to customers includes amounts due on cash and margin transactions. The Company extends credit to its customers to finance their purchases of securities on margin. The Company receives income from interest charged on such extensions of credit. The Company pays interest on certain customer free credit balances held pending investment. Loans to customers are generally fully collateralized by customer securities, which are not included in the accompanying consolidated statements of financial condition.

To the extent that margin loans and other receivables from customers are not fully collateralized by customer securities, management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors including its ability to collect from the customer and/or the customer’s IFA and the Company’s historical experience in collecting on such transactions. Allowances for uncollectible amounts from customers increased $79,000 and $20,000 during the twelve months ended December 31, 2006 and 2005, respectively. As of December 31, 2006 and 2005, the allowances were $202,000 and $123,000, respectively.

Receivable From Product Sponsors, Broker-Dealers, and Clearing Organizations—Receivable from product sponsors, broker-dealers, and clearing organizations primarily consists of commission and transaction-related receivables.

Receivable From Others—Receivable from others primarily consists of other accrued fees from product sponsors and financial advisors. The Company periodically extends credit to its IFAs in the form of recruiting loans, commission advances, and other loans. The decisions to extend credit to IFAs are generally based on either the IFAs credit history, his/her ability to generate future commissions, or both. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the IFAs registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management’s best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

The following schedule shows the Company’s activity in providing for an allowance for uncollectible amounts due from others (in thousands):

	2006	2005	2004
Beginning Balance—January 1	$2,529	$1,677	$2,568
Provision	396	942	1,192
Charge-offs—net of recoveries	(335)	(90)	(2,083)
Ending Balance—December 31	$2,590	$2,529	$1,677

Securities Owned and Sold But Not Yet Purchased—Securities owned and securities sold but not yet purchased are reflected on a trade-date basis at market value with realized and unrealized gains and losses being recorded in other revenue in the consolidated statements of income. Customers’ securities transactions are recorded on a settlement-date basis, with related commission income and expense reported on a trade-date basis.

U.S. government notes and U.S. government-sponsored agency obligations, held by PTCH, are classified as held-to-maturity, as PTCH has both the intent and ability to hold them to maturity. PTCH also invests in stock held in the Federal Reserve Bank, which is a non-marketable security. U.S. government notes and U.S. government-sponsored agency obligations are carried at amortized cost and stock held in the Federal Reserve Bank is carried at cost.

Interest income is accrued as earned and dividends are recorded on the ex-dividend date. Premiums and discounts are amortized, using a method that approximates the effective yield method, over the term of the security and recorded as an adjustment to the investment yield.

Securities Borrowed and Loaned—Securities borrowed and securities loaned are accounted for as collateralized financings and are recorded at the amount of the cash provided for securities borrowed transactions and cash received for securities loaned (generally in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. At December 31, 2006 and 2005, the Company had $12.69 million and $6.44 million in securities borrowed, respectively. The collateral received for securities loaned is generally cash and is adjusted daily through the Depository Trust Company’s (“DTC”) net settlement process and is included in payable to broker-dealers and clearing organizations in the consolidated statements of financial condition. Securities loaned generally represent customer securities that can be pledged under standard margin loan agreements. At December 31, 2006 and 2005, the Company had $14.88 million and $6.59 million of pledged securities loaned under the DTC Stock Borrow Program, respectively.

Mortgage Loans Held for Sale—The Company originates residential mortgage loans through a warehouse line-of-credit facility or as a broker for other banks. Mortgage loans held for sale are carried at the lower of aggregate cost or fair value and are sold on a nonrecourse basis with certain representations and warranties. Fair value is determined by outstanding commitments from investors, if any, or current investor bids. The Company evaluates the need for market valuation reserves on mortgage loans held for sale based on a number of quantitative and qualitative factors, primarily changes in interest rates and collateral values. The Company sells all mortgage loans that it originates. At December 31, 2006, the Company assessed the market value of such loans as being equal to or greater than cost. Accordingly, no reserve has been established.

The Company has an agreement with certain third-party financial institutions for them to purchase loans originated by the Company, as long as such loans meet certain criteria, generally within 30 days from funding. Loan origination and processing fees, and certain direct origination costs are deferred until the related loan is sold.

Fixed Assets—Furniture, equipment, computers, purchased software, capitalized software, and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, ranging up to 12 years. Equipment, furniture, fixtures, computers, and purchased software are depreciated over periods of three to seven years. Automobiles have depreciable lives of five years. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Software Development Costs—Software development costs are charged to operations as incurred. Software development costs include costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization under the American Institute of Certified Public Accountants Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”).

The costs of internally developed software that qualify for capitalization under SOP 98-1 are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally three years. The costs of internally developed software are included in fixed assets at the point at which the conceptual formulation, design, and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that the future economic benefits are less than probable. The value assigned to internally developed software in connection with the Acquisition is amortized over an expected weighted-average economic useful life of approximately 4.3 years.

Deferred Loan Issuance Costs—Debt issuance costs incurred in connection with the issuance of the senior secured credit facilities and the senior unsecured subordinated notes have been capitalized and are being amortized as additional interest expense over the expected terms of the related debt agreements using the effective interest method.

Goodwill—Goodwill represents the cost of acquired companies in excess of the fair value of net tangible assets at acquisition date. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142 (“SFAS 142”), Goodwill and Other Intangible Assets, goodwill is not amortized, but tested annually for impairment (in December), or more frequently if certain events having a material impact on the Company’s value occur. For the years ended December 31, 2005 and 2006, changes in goodwill by segment were as follows:

	Independent		Total
	Financial		Operating	Corporate and	Consolidated
	Advisors	Other	Segments	Unallocated	Total
Predecessor
Balances at December 31, 2004	$—	$5,590	$5,590	$363	$5,953
Additions related to acquisitions	421	2	423	—	423
Impairment of goodwill—Innovex	—	(3,151)	(3,151)	—	(3,151)
Balance at December 31, 2005	421	2,441	2,862	363	3,225
Successor
Acquisition of LPL Holdings	—	—	—	1,242,539	1,242,539
Balance at December 31, 2005	421	2,441	2,862	1,242,902	1,245,764
Adjustment related to the transaction	—	—	—	3,395	3,395
Balance at December 31, 2006	421	2,441	2,862	1,246,297	1,249,159

Intangible Assets—Intangible assets, which consist of relationships with IFAs, are amortized over their estimated useful lives. The Company evaluates the remaining useful lives of other intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset’s or asset group’s carrying value may not be fully recoverable in accordance with SFAS No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the estimated fair value is less than the corresponding carrying value.

Trademark and Trade Name—The Company’s business is highly dependent on its IFAs, and, as a result, expenditures are regularly made to market the Company’s trademark and trade name to them. Value was assigned to the Company’s trademark and trade name in conjunction with the Acquisition. The trademark and trade name were determined to have an indefinite life and will be tested for potential impairment annually or whenever events or changes in circumstances suggest that the carrying value of such asset may not be fully recoverable in accordance with SFAS 142. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the value, estimated using an income approach and other market factors if applicable, is less than the corresponding carrying value.

Classification and Valuation of Certain Investments—The classification of an investment determines its accounting treatment. The Company generally classifies its investments in debt and equity instruments (including mutual funds, annuities, corporate bonds, government bonds, and municipal bonds) as trading securities, except for government bonds held by PTCH, which are classified as held-to-maturity based on management’s intent. The Company has not classified any investments as available-for-sale. Investment classifications are subject to ongoing review and can change. Securities classified as trading are carried at fair value, while securities classified as held-to-maturity are carried at amortized cost. When possible, the fair value of securities is determined by obtaining quoted market prices. The Company also makes estimates about the fair value of investments and the timing for recognizing losses based on market conditions and other factors. If its estimates change, the Company may recognize additional losses. Both unrealized and realized gains and losses on trading securities are recognized in other revenue on a net basis in the consolidated statements of income.

Derivative Instruments and Hedging Activities—The Company periodically uses financial derivative instruments, such as interest rate swap agreements, to protect itself against changing market prices or interest rates and the related impact to the Company’s assets, liabilities, or cash flows. The Company also evaluates its contracts and commitments for terms that qualify as embedded derivatives. All derivatives are reported at their corresponding fair value in the Company’s consolidated statements of financial condition.

Financial derivative instruments expected to be highly effective hedges against changes in cash flows are designated as such upon entering into the agreement. At each reporting date, the Company reassesses the effectiveness of the hedge to determine whether or not it can continue to use hedge accounting. Under hedge accounting, the Company records the increase or decrease in fair value of the derivative, net of tax impact, as other comprehensive income or losses. If the hedge is not determined to be a perfect hedge, yet is still considered highly effective, the Company will calculate the ineffective portion and record the related change in its fair value as additional interest income or expense in the consolidated statements of income. Amounts accumulated in other comprehensive income are reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

Drafts Payable—Drafts payable represent customer checks drawn against the Company which have not yet cleared through the bank.

Legal Reserves—The Company records reserves for legal proceedings in accounts payable and accrued liabilities in the accompanying consolidated statements of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to, the amount of the claim, the amount of the loss in the customer’s account, the basis and validity of the claim, the possibility of wrongdoing on the part of an IFA, likely insurance coverage, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded as professional services in the accompanying consolidated statements of income.

Estimates of Effective Income Tax Rates, Deferred Income Taxes, and Valuation Allowances—In preparing the consolidated financial statements, the Company estimates the income tax expense based on the various jurisdictions where the Company conducts business. The Company must then assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more likely than not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, the Company generally records a corresponding increase or decrease to tax expense in the consolidated statements of income. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowances recorded against the deferred tax asset. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial, and regulatory guidance. These changes, when they occur, affect accrued taxes and can be material to the Company’s operating results for any particular reporting period.

Revenue Recognition Policies:

Commissions—The Company records commissions received from mutual funds, annuity, insurance, equity, fixed income, direct investment, option, and commodity transactions on a trade-date basis. Commissions also include mutual fund and variable annuity trails, which are recognized as earned as a percentage of assets under management over the period for which services are performed. Due to the significant volume of mutual fund and variable annuity purchases and sales transacted by IFAs directly with product manufacturers, management must estimate a portion of its upfront commission and trail revenues for each accounting period for which the proceeds have not yet been received. These estimates are based on a number of factors, but primarily on the volume of similar transactions for the same period for which cash has been received. Because the Company records commissions payable based upon standard payout ratios for each product as it accrues for commission revenue, any adjustment between actual and estimated commission revenue will be offset in part by the corresponding adjustment to commissions payable.

Advisory and Asset-Based Fees—The Company charges investment advisory fees based on a customer’s portfolio value, generally at the beginning of each quarter. Advisory fees collected in advance are recorded as unearned revenue and are recognized ratably over the period in which such fees are earned. Advisory fees collected in arrears are recorded as earned. Asset-based fees are primarily derived from the Company’s marketing, sub-transfer agency agreements, and customer cash sweep products, and are recorded and recognized ratably over the period in which services are provided.

Transaction and Other Fees—The Company charges transaction fees for executing non-commissionable transactions on customer accounts. Transaction-related charges are recognized on a trade-date basis. Other fees relate to services provided and other account charges generally outlined in the Company’s agreements with its IFAs and customers. Such fees are recognized as services are performed or as earned, as applicable. In addition, the Company offers various software-related products that are charged on a subscription basis. Fees are recognized over the subscription period.

Interest Income—The Company earns interest income from its cash equivalents, customer margin balances, and on mortgage loans held for sale.

Gain on Sale of Mortgage Loans Held for Sale—The Company recognizes gains on the sale of mortgage loans held for sale on the date of settlement. A gain is recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold, including deferred loan origination fees and certain direct origination costs. All loans are sold on a servicing-released basis (i.e. the Company does not service the loans after they are sold, and it sells all loans before first payment is made). Loans are accounted for as sold when control of the mortgage loans is surrendered. Control over mortgage loans is deemed to be surrendered when (i) the mortgage loans have been isolated from the Company, (ii) the buyer has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the loans, and (iii) the Company does not maintain effective control of the mortgage loans through either (a) an agreement that entitles and obligates the Company to repurchase or redeem the mortgage loans before maturity or (b) the ability to unilaterally cause the buyer to return specific mortgage loans.

Compensation and Benefits—The Company records compensation and benefits for all cash and deferred compensation, benefits, and related taxes as earned by its employees. In compensation and benefits, the Company also includes fees earned by temporary employees and contractors who perform similar services to those performed by the Company’s employees, primarily software development and project management activities. Temporary employee and contractor services of $14.57 million, $12.44 million, and $18.31 million were incurred during the years ended December 31, 2006, 2005, and 2004, respectively.

Share-Based Compensation—On January 1, 2006, the Company adopted SFAS No. 123R (Revised), Share-Based Payment, (“SFAS 123R”). SFAS 123R requires the recognition of the fair value of share-based compensation in net income. The Company recognizes share-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. Prior to January 1, 2006, the Company accounted for employee equity awards using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”) and related interpretations in accounting for share-based compensation.

The Company has adopted the provisions of SFAS 123R using the prospective transition method, whereby it will continue to account for nonvested equity awards to employees outstanding at December 31, 2005 using APB 25, and apply SFAS 123R to all awards granted or modified after that date. In accordance with the transition rules of SFAS 123R, the Company no longer provides pro forma disclosures illustrating what net income would have been had the Company valued share-based awards under a fair value method rather than under the intrinsic value method of APB 25.

For the twelve months ended December 31, 2006, the Company recognized $2.85 million of share-based compensation under APB 25 related to the vesting of stock options awarded to employees in previous years. Approximately $1.40 million remains in unrecognized compensation for those awards, which is expected to be recognized ratably through December 31, 2007, their final vesting period.

The Company also recognized $24,000 of share-based compensation under SFAS 123R related to stock options awarded to employees in the current year. Total compensation cost of stock options awarded during 2006, but not yet vested was $844,000, which is expected to be recognized over a weighted average period of 6.53 years. Under SFAS 123R, the Company calculates the compensation cost for stock options based on its estimated fair value. As there are no observable market prices for identical or similar instruments, the Company estimates fair value using a Black-Scholes valuation model. The following table presents the weighted average assumptions used by the Company in calculating the fair value of the stock options with the Black-Scholes valuation model.

	Year ended December 31,
	2006	2005	2004
Weighted-average expected life (in years)	6.53	10.00	10.00
Expected stock price volatility	34.09%	0%	0%
Expected dividend yield	—	3.90%	3.25%
Annualized forfeiture rate(1)	0.27%	N/A	N/A
Weighted average fair value of options	$80.37	$1.14	$8.07
Risk-free interest rate	5.23%	4.11%	4.36%

(1)           An estimated forfeiture rate was not used, and was not required prior to adoption of FAS 123R.

The risk-free interest rates are based on the implied yield available on U.S. Treasury constant maturities in effect at the time of the grant with remaining terms equivalent to the respective expected terms of the options. The Company has elected to use the shortcut approach in accordance with SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to develop the estimate of the expected term. Expected volatility is calculated based on companies of similar growth and maturity and the Company’s peer group in the industry in which the Company does business because the Company does not have sufficient historical volatility data. The Company will continue to use peer group volatility information until historical volatility of the Company is relevant to measure expected volatility for future option grants. The dividend yield of zero is based on the fact that the Company has no present intention to pay cash dividends. In the future, as the Company gains historical data for volatility in its own stock and the actual term over which employees hold its options, expected volatility and the expected term may change, which could substantially change the grant-date fair value of future awards of stock options and, ultimately, compensation recorded on future grants.

The Company has assumed an annualized forfeiture rate of 0.27% for its options based on a combined review of industry and employee turnover data, as well as an analytical review performed of historical pre-vesting forfeitures occurring over the previous year. Under the true-up provisions of SFAS 123R, the Company will record additional expense if the actual forfeiture rate is lower than estimated, and will record a recovery of prior expense if the actual forfeiture is higher than estimated.

Fair Value of Financial Instruments—The Company’s financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value. Customer receivables, primarily consisting of floating rate margin loans collateralized by customer securities, are charged interest at rates similar to such other loans made within the industry.

Commitments and Contingencies—The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Management evaluates all available evidence about asserted and unsettled income tax contingencies and unasserted income tax contingencies caused by uncertain income tax positions taken in the Company’s income tax returns filed with the Internal Revenue Service and state and local tax authorities. Contingencies that management believes are estimable and probable of payment, if successfully challenged by such tax authorities, are accrued for under the provisions of SFAS No. 5, Accounting for Contingencies.

Recently Issued Accounting Pronouncements—In February 2007, the FASB issued SFAS No. 159, The Fair Value Option of Financial Assets and Financial Liabilities (“SFAS 159”). This standard permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS 159 will have on its consolidated statements of financial condition, statements of income, or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This standard provides guidance for using fair value to measure assets and liabilities. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data; for example, the reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of SFAS 157 will have on its consolidated statements of financial condition, statements of income, or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements (“SAB 108”). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires an entity to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have a material impact on the consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has substantially completed its valuation of FIN 48 and has estimated the impact of its adoption on its consolidated financial statements as a reduction to retained earnings of approximately $3.50 million to $4.50 million.

3.   ACQUISITION OF LPL HOLDINGS, INC.

In order to provide liquidity to the former stockholders, and as discussed in Note 1, the Company completed an acquisition of LPLH on December 28, 2005, which was financed by a combination of borrowings under the Company’s new senior credit facilities, the issuance of senior unsecured subordinated notes, and direct and indirect equity investments from the Majority Holders, co-investors, management, and the Company’s IFAs (see Note 14 for a description of the Company’s indebtedness).

The Company refers to the above transactions, the Acquisition, and the payment of any costs related to these transactions collectively herein as the “Transactions.”

Leveraged Buyout Accounting—The Transactions are accounted for as a business combination in accordance with SFAS No. 141, Business Combinations (“SFAS 141”), and the consensuses reached by the Emerging Issues Task Force in Issue No. 88-16, Basis in Leveraged Buyout Transactions, and No. 90-12, Allocating Basis to Individual Assets and Liabilities for Transactions within the Scope of Issue No. 88-16 (“EITF 88-16”). In accordance with EITF 88-16, the Company recorded a change in basis. Accordingly, the retained interest of certain continuing stockholders was recorded at the predecessor basis (representing 18.0% of the predecessors net assets). The remainder of the investment in the assets and liabilities acquired were recorded at the new owner’s relative ownership percentage of the fair value of those assets at the time of the Acquisition. At December 31, 2006 and 2005, 88.6% of the Company’s voting common stock is held by new owners.

During 2006, after the finalization of the Company’s 2005 Income Tax Returns, the Company identified and posted a change in estimate to its tax accounts resulting in an adjustment needed to revise the accounting basis allocated to income taxes receivable during the Acquisition.

The original basis adjustments, the current year true-up, and the adjusted amounts are as follows (in thousands):

	Recorded at		As Adjusted
	12/31/2005	Adjustments	12/31/2006
Step-up in basis of assets and liabilities resulting from the Transactions:
Internally developed software	$85,577	$—	$85,577
Income taxes receivable	—	(3,395)	(3,395)
Land	4,375		4,375
Trademark and tradename	39,819		39,819
Intangible assets:
Relationships with financial advisors	354,721		354,721
Relationships with product sponsors	202,999		202,999
Relationships with trust clients	1,762		1,762
Goodwill	1,242,902	3,395	1,246,297
Deferred tax liability	(268,119)		(268,119)
Step-up in basis of assets due to Transactions	1,664,036	—	1,664,036
Cash contribution from Sponsors	740,742		740,742
Redemption of stock and stock appreciation rights	(2,069,588)		(2,069,588)
Contribution from selling stockholders toward seller’s costs in Transactions	17,350		17,350
Direct acquisition costs capitalized as goodwill	(7,668)		(7,668)
Total basis adjustment	$344,872	$—	$344,872

The sources and uses of funds in connection with the Transactions are summarized below (in thousands):

Sources of funds:
Senior secured Tranche A term loan due December 28, 2006	$45,000
Senior secured Tranche B term loan due June 28, 2013	750,000
Senior subordinated notes due December 15, 2015	550,000
Cash on hand used to fund the Transactions	39,153
Direct equity contribution—cash	740,742
Non-cash Equity contribution—management options rollover (net of aggregate exercise price) and unvested stock bonus plan for financial advisors	359,203
Total sources of funds	$2,484,098
Uses of funds:
Consideration paid to stockholders and holders of stock appreciation rights	$2,069,588
Non-cash Equity consideration (equity rollover)	359,203
Transaction costs	55,307
Total uses of funds	$2,484,098

Costs of the Transactions—For the year ended December 31, 2005, the Company incurred $55.31 million in costs to vendors and service providers as a result of the Transactions. These costs consisted of accounting, investment banking, legal, and other direct costs associated with the Transactions. Of these costs, $30.45 million and $7.67 million were capitalized as debt issuance costs and direct acquisition costs, respectively. Debt issuance costs are recorded in the accompanying consolidated statements of financial condition, and are amortized through interest expense using the effective interest method over the lives of the corresponding debt. Direct acquisition costs are treated as part of the purchase price, resulting in additional goodwill. The remaining $17.24 million in costs did not qualify for capitalization and have been recorded as professional fees and other expenses in the accompanying consolidated statements of income. In addition to these costs, the Company recorded additional compensation charges of $20.9 million; $5.1 million related to the accelerated vesting of stock options and $15.8 million related to the settlement of stock appreciation rights (see Note 18).

4.                 RECEIVABLE FROM PRODUCT SPONSORS, BROKER-DEALERS, AND CLEARING ORGANIZATIONS AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivable from product sponsors, broker-dealers and clearing organizations and payable to broker-dealers and clearing organizations were as follows (in thousands):

	December 31,
	2006	2005
Receivables:
Securities failed-to-deliver	$3,407	$4,197
Receivable from broker-dealers	12,413	31,133
Receivable from clearing organizations	7,853	5,644
Commissions receivable from product sponsors and others	66,033	53,260
Total receivables	$89,706	$94,234
Payables:
Securities failed-to-receive	$6,628	$7,280
Payable to broker-dealers	296	507
Payable to clearing organizations	8,547	4,306
Securities loaned	14,883	6,595
Total payables	$30,354	$18,688

Securities loaned represent amounts due to DTC for collateral received in participation with its stock borrow program.

Linsco clears commodities transactions for its customers through another broker-dealer on a fully disclosed basis. The amount payable to broker-dealers relates to the aforementioned transactions and is collateralized by securities owned by Linsco.

5.                 SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

The components of securities owned and securities sold but not yet purchased were as follows (in thousands):

	December 31,
	2006	2005
Securities owned—market value:
Mutual funds	$6,149	$5,750
U.S. government obligations (pledged to clearing organizations)	2,643	2,353
Stocks and warrants	444	90
Variable annuities	227	206
Money market funds	61	76
Total securities owned—market value	$9,524	$8,475
Other securities:
U.S. government notes and U.S. government-sponsored agency obligations—at amortized cost	$10,242	$2,834
Federal Reserve stock—at amortized cost	393	208
Total other securities	$10,635	$3,042
Securities sold but not yet purchased—market value:
Mutual funds	$10,578	$3,765
Stocks and warrants	218	1,086
Non-convertible bonds	10	—
Certificates-of-deposit	—	25
Unit investment trust	—	12
Total securities sold but not yet purchased—market value	$10,806	$4,888

The carrying values of the U.S. government notes classified as held-to-maturity approximates their market values. As of December 31, 2006, the components of U.S. government notes classified as held-to-maturity were as follows (in thousands):

	Carrying	Interest	Year of
	Values	Rate	Maturity
U.S. Treasury notes	$5,570	2.25%–4.375%	2007
U.S. Treasury notes	4,672	3.375%–4.875%	2008
Total U.S. Treasury Notes	$10,242

6.                 CONSOLIDATION OF VARIABLE INTEREST ENTITY

On January 1, 2005, the Company adopted FIN 46R and determined that its investment in the nonvoting preferred stock of GPA qualified as a VIE. At that time, the Company’s primary stockholder held the voting common stock of both LPLH and GPA. In evaluating FIN 46R, the Company determined that GPA did not have sufficient “equity at risk” as defined under the rule, and as a result of the common ownership of the Company and GPA, and the Company’s historical practice of providing the majority of GPA’s financing, the Company determined that it was the primary beneficiary of GPA. Consequently, the Company consolidated the operations of GPA in its 2005 consolidated financial statements. Upon adoption of FIN 46R, the Company recorded a loss from cumulative change in accounting principle of $12.91 million and net assets of $12.18 million.

The Company’s consolidated financial statements for 2004 have not been restated to reflect the consolidation of GPA. The Company did not provide guarantees of the obligations or operations of GPA; consequently, the Company’s maximum exposure to loss as a result of its involvement with GPA was the carrying amount of its investment in GPA, which was $21.84 million as of December 31, 2004.

On October 27, 2005, the Company sold all of its interest in GPA. GPA’s losses for the period January 1, 2005 through October 27, 2005, have been reported as discontinued operations (see Note 12).

7.                 NONMARKETABLE EQUITY INVESTMENT IN AFFILIATE

Prior to consolidating GPA as discussed in Note 6, the Company reported its preferred stock investments in GPA as nonmarketable investments in affiliate. Due to the nature of this investment (nonvoting, noncontrolling, and lack of ability to significantly influence the operations), the Company accounted for it at cost and regularly evaluated its fair value for other-than-temporary declines below carrying value.

As of December 31, 2004, the Company had a 100% ownership interest of preferred series A shares in GPA Group, Inc. and a 9.38% ownership of preferred series B shares in Global Portfolio Advisors, Ltd. (a subsidiary of GPA). During 2004, the Company estimated the fair value of its investment in GPA based on current net assets and net operating loss carryforwards expected to be utilizable by a third-party purchaser if the entity was sold and determined that the decline in fair value was other-than-temporary. Such determination was based on GPA’s continued operating losses with significantly lower than anticipated revenue growth. Accordingly, the Company recorded a charge of $12.23 million for the year ended December 2004 to reduce the carrying value of its investment to the estimated fair value.

8.                 MORTGAGE LOANS HELD FOR SALE

The mortgage loans held for sale consist of first and second trust deed mortgages on residential properties located in California and other states throughout the United States of America. For the years ended December 31, 2006 and 2005, Innovex had no second deeds of trust held for sale. The loans held for sale are pledged as collateral for the warehouse lines of credit described in Note 16. The following schedule summarizes the components of mortgage loans held for sale (in thousands):

	December 31,
	2006	2005
Mortgage loans held for sale	$4,395	$809
Net deferred loan origination fees	(18)	(2)
Basis adjustment from interest rate lock loan commitment	(15)	—
Mortgage loans held for sale—net	$4,362	$807

9.                 FIXED ASSETS

The components of fixed assets are as follows (in thousands):

	December 31,
	2006	2005
Computers and software	$44,995	$37,346
Furniture and equipment	13,885	13,208
Property	6,572	6,572
Leasehold improvements	18,175	13,166
Internally developed software	128,698	119,417
Total fixed assets	212,325	189,709
Accumulated depreciation and amortization	(90,731)	(54,945)
Fixed assets—net	$121,594	$134,764

Depreciation and amortization expense from continuing operations for fixed assets was $36.04 million, $15.99 million, and $15.75 million for the years ended December 31, 2006, 2005, and 2004, respectively.

10.          ACQUISITION OF BROKERAGE AND MORTGAGE COMPANIES

Brokerage Companies—On June 1, 2004, the Company completed an acquisition of a broker-dealer, a brokerage general agency, as well as certain assets and rights of another broker-dealer designed to strategically enhance Linsco’s recruiting position for IFAs. The brokerage general agency conducts business under the name Linsco/Private Ledger Insurance Associates, Inc. The acquired broker-dealer was subsequently dissolved. In accordance with SFAS 141, the acquisition has been accounted for under the purchase method of accounting, which required the initial purchase price of $7.32 million to be allocated to the specific tangible and intangible assets acquired and liabilities assumed based on their fair market values at the date of acquisition.

The initial purchase price was allocated as follows (in thousands):

Assets purchased and liabilities assumed:
Cash and cash equivalents	$2,358
Receivables from others	483
Fixed assets	334
Prepaid expenses and other assets	1
Accounts payable and accrued liabilities	(477)
Deferred tax liability	(363)
Intangible assets	4,165
Goodwill	818
Total purchase price	$7,319

As part of the purchase price allocation, the Company recorded intangible assets for the lists and relationships with financial advisors. The initial value assigned to these IFA lists and relationships with financial advisors was $4.17 million. The expected useful life for the lists and relationships with financial advisors is approximately five years.

As a result of the acquisition, goodwill in the amount of $818,000 was created for the excess purchase price over the value of assets and liabilities assumed. In accordance with SFAS 142, goodwill will not be amortized, but will be reviewed at least annually for impairment.

In addition to the initial purchase price, the purchase agreement contained an earn-out provision calling for an additional payment, contingent upon the Company receiving certain amounts of commissions generated by IFAs recruited during the 12-month period following the date of acquisition. Such contingent payment was not included in the initial purchase price due to the uncertainty of meeting required criteria. In June 2005 after completion of the earn-out measurement period, the Company determined that an additional payment of $2.02 million was due. This additional payment was recorded as a purchase price adjustment with a corresponding increase to intangible assets with an expected useful life of approximately four years. Recording such intangible assets also caused the Company to recognize an additional deferred tax liability and goodwill in the amount of $59,000.

Mortgage Company—On June 11, 2004, the Company acquired all of the outstanding common stock of a mortgage company. This strategic acquisition was designed to grow the mortgage company’s existing business through affiliation with the Company’s IFAs. Also, in accordance with SFAS 141, this acquisition has been accounted for under the purchase method of accounting, which required the initial purchase price of $3.38 million ($2.25 million in cash and the assumption of $1.13 million in debt) to be allocated to the specific tangible and intangible assets acquired and liabilities assumed based on their fair market value at the date of acquisition.

The purchase price was allocated as follows (in thousands):

Assets purchased and liabilities assumed:
Cash and cash equivalents	$255
Receivable from others	275
Mortgage loans held for sale	3,301
Fixed assets	49
Other assets	31
Deferred tax asset	18
Warehouse lines of credit	(3,284)
Accrued commissions payable	(188)
Accounts payable and accrued liabilities	(231)
Goodwill	3,151
Total purchase price	$3,377

As part of the purchase price allocation, goodwill was created for the excess purchase price over the value of assets and liabilities assumed. Goodwill is not amortized, but reviewed at least annually for impairment.

During the fourth quarter of 2005, the Company determined that the goodwill related to the mortgage company was impaired. Such determination was based on that entity’s continued losses and lower than anticipated revenue growth. Accordingly, the Company recorded a charge of $3.16 million to reduce the carrying value of its existing goodwill to its estimated fair value of zero. As a result of the impairment of the goodwill a corresponding deferred tax asset was created which will more likely than not be fully realized.

The acquisitions were treated as purchases of assets and liabilities for federal tax purposes. Accordingly, the amounts allocated to those transactions of approximately $8.53 million are deductible for federal tax purposes over a 15-year period.

11.          INTANGIBLE ASSETS

In conjunction with the business combination activities discussed in Notes 3 and 10, the Company recorded intangible assets representing lists and relationships with IFAs, product sponsors, and trust clients. Identifiable intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable in accordance with SFAS 144. These intangible assets are amortized on a straight-line basis over their estimated economic useful lives ranging from 5 to 20 years. Total amortization expense of intangible assets was $29.30 million, $1.86 million, and $43,000 for the years ended December 31, 2006, 2005, and 2004, respectively. Amortization expense for each of the fiscal years ended December 2007 through 2011 and thereafter is estimated as follows (in thousands):

2007	$29,303
2008	29,303
2009	28,836
2010	28,017
2011	28,017
Thereafter	391,813
Total	$535,289

12.          DISCONTINUED OPERATIONS

Sale of GPA Entities—On October 27, 2005, the Company completed the sale of all of its interest in GPA (an entity controlled by the Company’s controlling stockholder at that time) to GPA Investments, LLC, an entity under common control of the Company’s controlling stockholder for $10.00. Because of the related-party nature of the transaction, the loss on disposal of $4.69 million is presented as a distribution to stockholder in the accompanying consolidated statements of stockholders’ equity.

Discontinued Operations—As a result of the disposal, the historical operations of GPA for the year ended December 31, 2005 have been classified as discontinued operations. Its operations for the year ended December 31, 2004 were not classified as discontinued operations because the Company did not consolidate it until January 1, 2005 as required under the adoption of FIN 46R (See Note 7). Its operations and cash flows for the year ended December 31, 2005 have been separately reported in the accompanying consolidated financial statements and are summarized below (in thousands):

Loss from discontinued operations:
Loss from cumulative effect of change in accounting	$12,909
Loss from operations of GPA	13,291
Loss from discontinued operations	$26,200
Disposal (distribution to stockholder)	$4,693

13.          INCOME TAXES

The Company’s provision (benefit) for income taxes is as follows (in thousands):

		Predecessor
	December 31,
	2006	2005	2004
Current provision:
Federal	$33,380	$41,277	$33,692
State	7,248	7,229	5,202
Total current provision	40,628	48,506	38,894
Deferred benefit:
Federal	(19,473)	(2,148)	(4,760)
State	69	103	(1,582)
Total deferred benefit	(19,404)	(2,045)	(6,342)
Provision for income taxes	$21,224	$46,461	$32,552

The principal items accounting for the differences in income taxes computed at the U.S. statutory rate (35%) and the effective income tax rate comprise the following (in thousands):

		Predecessor
	December 31,
	2006	2005	2004
Taxes computed at statutory rate	$19,203	$40,513	$23,766
State income taxes—net of federal benefit	4,755	4,766	2,353
Nondeductible expenses	488	1,832	1,488
Valuation allowance	(390)	—	4,280
Research and development credits	207	(180)	(1,433)
Share-based compensation	(823)	(574)	2,122
Transaction cost	(2,160)	2,159	—
Resolution of tax contingency	(56)	(2,000)	—
Other	—	(55)	(24)
Provision for income taxes	$21,224	$46,461	$32,552

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

As of December 31, 2006, the components of the net deferred tax liabilities included in the consolidated statements of financial condition were as follows (in thousands):

	December 31,
	2006	2005
Deferred tax assets:
Reserves for litigation, vacation, and bonuses	$2,590	$1,515
Deferred rent	2,591	2,275
Provision for bad debts	1,159	1,087
State taxes	15,627	14,332
Share-based compensation	3,665	2,684
Regulatory fees and related matters	5	2,361
Impairment of non-marketable equity investments in affiliates	589	—
Net operating losses	426	590
Other	—	—
Total deferred tax assets	26,652	24,844
Deferred tax liabilities:
Depreciation of fixed assets	(8,549)	(43,727)
Amortization of intangible assets	(262,750)	(245,146)
Unrealized gain on interest rate swaps	(1,250)	—
Other	—	(22)
Total deferred tax liabilities	(272,549)	(288,895)
Deferred income taxes—net	$(245,897)	$(264,051)

As of December 31, 2006, the Company had federal net operating loss carryforwards of approximately $1.68 million. The federal net operating losses are subject to an annual limitation on their utilization of approximately $412,000. If not utilized, the federal net operating losses will expire between 2011 and 2022. The Company has not recorded a valuation allowance against its deferred tax assets as it is more likely than not that all benefits will be utilized in future periods.

14.          INDEBTEDNESS

In connection with the Acquisition on December 28, 2005, the Company incurred indebtedness, including $795 million of borrowing under the senior secured credit facilities and $550 million of senior unsecured subordinated notes.

Senior Secured Credit Facilities—During 2005 and 2006, the Company’s senior secured credit facilities consisted of the following:

•       Tranche A Notes in the amount of $45 million that were issued to finance a portion of the cash consideration for the Acquisition. The notes were repaid in full in 2006.

•       Tranche B Notes in the amount of $750 million that were used to finance a portion of the cash contribution for the Acquisition. The notes were replaced with Tranche C as discussed below.

•       On December 29, 2006, the Company amended and replaced its Tranche B Notes with Tranche C Notes. The Tranche C Notes (in the amount of $794.38 million) provided the Company with an additional $50.00 million for a planned acquisition, as well as certain enhancements to the terms of its original credit agreement, including a reduction to the applicable interest rate margin of 0.25%. The Tranche C Notes are due to mature on June 28, 2013. The Company will provide for quarterly amortization payments of 0.25% in an aggregate amount annually. Additional principal payments will be required if the Company achieves certain levels of annual cash earnings adjusted for changes in net working capital.

•       A $100.00 million revolving credit facility for future working capital and investment needs. This facility expires on December 28, 2011. Of the $100.00 million, $10.00 million has been utilized in the form of an irrevocable letter of credit for PTCH, which expires on December 28, 2007. The Company will pay 2.00% annually on the balance of the irrevocable letter of credit as well as a 0.23% fronting fee. The Company also pays a fee of 0.375% on the unused balance of the revolving credit facility. At December 31, 2006, there were no outstanding borrowings against the letter of credit.

The senior secured credit facilities are secured primarily through pledges of capital stock in the Company’s subsidiaries. Borrowings under the senior secured credit facilities bear interest at a base rate plus an applicable interest rate margin depending on the Company’s consolidated leverage ratio, its corporate family rating by Moody’s, and the source for the base rate. The Company elects the base rate, and can choose between the lower of prime or the Interbank lending rate, and the London Interbank Offering Rate (“LIBOR”) with up to a twelve-month period. The applicable interest rate margin ranges between 1.00% and 2.75% (maximum was 3.25% prior to achieving the first step-down related to the consolidated leverage ratio and the refinancing of Tranche B). The senior secured credit facilities are subject to certain financial and non-financial covenants. As of December 31, 2006, the Company was in compliance with all such covenants.

Senior Unsecured Subordinated Notes—The Company also has $550.00 million of senior unsecured subordinated notes due December 15, 2015. The notes bear interest at 10.75% per annum and interest payments are payable semiannually in arrears. The Company is not required to make mandatory redemption or sinking-fund payments with respect to the notes. Indentures underlying the senior subordinated notes contain various restrictions with respect to the issuer, including one or more restrictions relating to limitations on liens, sale and leaseback arrangements, and funded debt of subsidiaries. Additionally, the senior subordinated notes are subject to certain financial and non-financial covenants. As of December 31, 2006, the Company was in compliance with all such covenants.

Bank Loans Payable—The Company maintained uncommitted lines of credit, which have an unspecified limit, primarily dependent on the Company’s ability to provide sufficient collateral. The lines were utilized during the year, but there were no balances outstanding at December 31, 2006.

In conjunction with the acquisition of the mortgage company in June 2004, the Company assumed a loan payable to its primary officer for $1.00 million, which bears interest at a rate of 8%. The loan matured and was repaid in full on November 1, 2005.

Prior to August 2005, the Company had a variable rate loan secured by the Company’s transportation asset, owned by Glenoak. The loan was repaid in full on August 2, 2005, in conjunction with the sale of Glenoak assets to the LPLH class A common stockholder.

The Company’s outstanding borrowings, were as follows (dollars in thousands):

		December 31,
		2006			2005
			Interest			Interest
	Maturity	Balance	Rate		Balance	Rate
Senior Secured Notes (Tranche A)	12/28/2006	$—	—		$45,000	6.38%
Senior Secured Notes (Tranche B)	6/28/2013	—	—		750,000	7.74	%(2)
Senior Secured Notes (Tranche C):
Unhedged	6/28/2013	299,375	8.11	%(1)	—	—
Hedged with interest rate swaps	6/28/2013	495,000	8.11	%(1)	—	—
Revolving Credit	12/28/2011	—	—		—	—
Senior Unsecured Subordinated Notes	12/15/2015	550,000	10.75%		550,000	10.75%
Letter of credit	12/28/2007	—	2.23%		—
Total borrowings		1,344,375			1,345,000
Less current borrowings (maturities within 12 months)		7,944			52,500
Long-term borrowings—net of current portion		$1,336,431			$1,292,500

(1)           As of December 31, 2006, the variable interest rate for the Senior Secured Notes (Tranche C) is based on the three-month LIBOR of 5.36% plus the applicable interest rate margin of 2.75%

(2)           As of December 31, 2005, the variable interest rate for the Senior Secured Notes (Tranche B) is based on a blended average rate of the three-, six-, and twelve-month LIBOR plus the applicable interest rate margin of 3.00%

The following summarizes borrowing activity in the revolving and margin credit facilities (in thousands):

	Year ended December 31,
	2006	2005	2004
Average balance outstanding	$1,575	$16,566	$28,236
Weighted-average interest rate	6.62%	4.90%	4.51%

The minimum calendar year principal payments and maturities of borrowings as of December 31, 2006, are as follows (in thousands):

	Senior	Letter of	Senior	Total
	Secured	Credit	Unsecured	Amount
2007	$7,944	$—	$—	$7,944
2008	7,944	—	—	7,944
2009	7,944	—	—	7,944
2010	7,944	—	—	7,944
2011	7,944	—	—	7,944
Thereafter	754,655	—	550,000	1,304,655
Total	$794,375	$—	$550,000	$1,344,375

15.          INTEREST RATE SWAPS

On January 30, 2006, the Company entered into five interest rate swap agreements (“Swaps”). An interest rate swap is a financial derivative instrument whereby two parties enter into a contractual agreement to exchange payments based on underlying interest rates. The Company uses the Swaps to hedge the variability on its floating rate senior secured notes. The Company is required to pay the counterparty to the agreement fixed interest payments on a notional balance, and in turn, receives variable interest payments on that notional balance. Payments are settled quarterly on a net basis.

The following table summarizes information related to the Company’s Swaps as of December 31, 2006 (dollars in thousands):

		Fixed	Variable
	Notional	Pay	Receive	Fair	Maturity
	Balance	Rate	Rate(1)	Value	Date
Swap 1	$70,000	4.76%	5.36%	$380	June 30, 2008
Swap 2	95,000	4.77	5.36	575	June 30, 2009
Swap 3	120,000	4.79	5.36	769	June 30, 2010
Swap 4	145,000	4.83	5.36	986	June 30, 2011
Swap 5	65,000	4.85	5.36	478	June 30, 2012
	$495,000			$3,188

(1)           The variable receive rate reset on the last day of the year is based on the applicable three-month LIBOR. The effective rate from September 30, 2006 through December 28, 2006, was 5.37%.

Each of the Swaps listed above have been designated as cash flow hedges against specific payments due on the Company’s senior secured notes. As of December 31, 2006, the Company assessed the Swaps as being highly effective and expects them to continue to be highly effective. Accordingly, the changes in fair value of the Swaps have been recorded as other comprehensive income with the fair value of the Swaps included as an asset on the Company’s consolidated statements of financial condition. Based on current interest rate assumptions and assuming no additional Swaps are entered into, the Company expects to reclassify approximately $2.78 million, or $1.70 million after tax, from other comprehensive income as a reduction to interest expense over the next 12 months.

16.          WAREHOUSE LINES OF CREDIT

Innovex uses warehouse lines of credit for originating customer residential mortgage loans. These lines of credit are collateralized by mortgage loans held for sale and also by a guarantee from the Company.

During 2005 and 2006 the Company’s warehouse lines of credit consisted of the following:

•       A line of credit with First Tennessee Bank (“FTN”) for aggregate borrowings up to $9.00 million. The FTN line of credit bared interest based on the lenders’ reference rate (LIBOR) plus a rate ranging between 2.50% and 4.75%, depending on the duration of the outstanding borrowings. At December 31, 2005, Innovex had total borrowings outstanding of $794,000. This line was terminated by the Company during 2006.

•       A line of credit with Flagstar Bank. This line of credit bared interest based on the Lender’s reference rate (Prime) plus an additional rate ranging between 0% and 7%, depending on the duration of the outstanding borrowings with a floor of 5.25%. The $4.25 million Flagstar Bank line of credit was due on demand and the line had no specified expiration date. There were no outstanding amounts under the line of credit at December 31, 2005. This line was terminated by the Company during 2006.

•       A line of credit with GMAC Bank (“GMAC”). This line was opened in June of 2006, is collateralized by mortgage loans held for sale and a guarantee from the Company, and provides for aggregate borrowings up to $7.50 million. The interest rate is based on 30 days daily average lenders’ reference rate, plus a minimum base margin rate of 2.25%. As of December 31, 2006, Innovex had total borrowings outstanding of $3.72 million with GMAC bearing interest at 7.57%. The GMAC line of credit renews annually on February 28th. The Company obtained an extension on the renewal of the GMAC line of credit for the year ended December 31, 2006, which is effective until March 31, 2007. The Company intends to renew the GMAC line in accordance with the extended term. The agreement requires the Company and Innovex to comply with certain financial and non-financial covenants. As of December 31, 2006, the Company and Innovex were in compliance with such covenants.

The following summarizes Innovex’s borrowings on its warehouse facilities (dollars in thousands):

	Year ended December 31,
	2006	2005	2004
Average balance outstanding	$2,029	$2,751	$2,184
Maximum amount outstanding in any month-end during the year	$3,852	$6,128	$3,351
Weighted-average interest rate during the year	8.65%	5.70%	5.70%

17.          COMMITMENTS AND CONTINGENCIES

Leases—The Company leases certain office space and equipment at its headquarters locations under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Future minimum calendar year payments for operating lease commitments with remaining terms greater than one year at December 31, 2006 are approximately as follows (in thousands):

2007	$9,852
2008	10,833
2009	11,078
2010	10,966
2011	9,417
Thereafter	17,076
Total	$69,222

Total rental expense from continuing operations for all operating leases was approximately $9.75 million, $8.67 million, and $7.96 million for the years ended December 31, 2006, 2005, and 2004, respectively. In December 2005, Innovex closed its office in Campbell, California. The Company had subleased certain portions of the Campbell facility, which expired in August 2006. Such subleases produced rental income of $212,000 and $194,000 for the years ended December 31, 2006 and 2005, respectively. The Company recorded these amounts as a reduction of rental expense.

Guarantees—The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. These contracts primarily relate to real estate leases under which the Company may be required to indemnify property owners for claims and other liabilities arising from its use of the applicable premises. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

Linsco provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company’s liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Litigation—The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company believes, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the outcome of such matters will not have a material adverse effect on the consolidated financial condition of the Company or its results of operations.

Regulatory—In May 2005, Linsco entered into an Acceptance Waiver and Consent (“AWC”) with the NASD regarding certain sales of Class B and Class C mutual fund shares. In its investigation, the NASD questioned whether certain sales of Class B and Class C mutual fund shares since January 1, 2002, were appropriate on the basis of cost differences among share classes. The AWC provides for payment to clients impacted by certain transactions and imposition of a monetary penalty. In December 2005, the AWC was counter signed by the NASD and Linsco paid a fine.

Throughout 2006, Linsco remediated certain transactions occurring since January 1, 2001, based on the criteria outlined in the AWC. Refunds and transaction remediation totaled $2.37 million, all of which had been accrued for in prior years. Unused accruals of $2.97 million were reversed during the year as estimates were adjusted for final payments and for the expiration of the positive consent period required for customers to elect remediation.

On April 29, 2005, Linsco entered into an AWC with the NASD in connection with its receipt of brokerage commissions (“directed brokerage”) by certain fund families as payment for participation in Linsco’s mutual fund marketing programs during the period from January 1, 2000 through December 31, 2003. In conjunction with the AWC, Linsco paid a monetary penalty in the amount of $3.60 million. The NASD accepted the AWC on June 8, 2005.

Interest Rate and Loan Commitments—The Company enters into written commitments to originate loans, whereby the interest rate on the loan is determined prior to funding; these commitments are referred to as interest rate lock commitments (“IRLCs”). IRLCs on loans are considered to be derivatives. As of December 31, 2006, the Company determined that the positive and negative fair value of these IRLCs was $153 and $57,219, respectively, on a committed principal total of $12.11 million.

IRLCs, as well as closed loans held for sale expose the Company to interest rate risk. The Company manages this risk by entering into corresponding forward sales agreements with investors on a best efforts basis. The Company determined that such best-effort forward sales commitments meet the definition of a derivative. As of December 31, 2006, the Company determined the positive and negative fair value of the forward sales agreements was $90,658 and $1,653, respectively, on a committed principal total of $16.50 million.

Positive and negative increases to the fair value of IRLCs and forward sales agreements are recognized in other assets and accrued liabilities, with unrealized gains or losses recorded in other income.

Representations and Warranties of Mortgage Loans—In the ordinary course of business, the Company has a potential liability for representations and warranties made to purchasers and insurers of its mortgage loans, such as first payment defaults and return of premiums received in the event a loan is paid-off within

120 days. Although loans are sold to investors on a nonrecourse basis, the Company may become liable for the unpaid principal and interest on defaulted loans or other loans if there has been a breach of representations or warranties. In such a case, the Company may be required to repurchase these loans with any subsequent loss on resale or foreclosure being borne by the Company. The Company did not repurchase any loans during the year ended December 31, 2006, and did not record a repurchase reserve at December 31, 2006.

Other Commitments—As of December 31, 2006, the Company had received collateral primarily in connection with customer margin loans with a market value of approximately $404.19 million, which it can sell or repledge. Of this amount, approximately $150.52 million has been pledged or sold as of December 31, 2006; $100.38 million was pledged to a bank in connection with an unutilized secured margin line of credit, $35.26 million was pledged to various clearing organizations, and $14.88 million was loaned to the DTC through participation in its Stock Borrow Program. As of December 31, 2005, the Company had received collateral primarily in connection with customer margin loans with a market value of approximately $309.45 million, which it can sell or repledge. Of this amount, approximately $42.64 million has been pledged or sold as of December 31, 2006; $36.04 million was pledged to various clearing organizations and $6.59 million was loaned to the DTC through participation in its Stock Borrow Program.

In connection with the Transactions, on December 31, 2005, we entered into employment agreements with certain executive officers that provide for their employment and the potential for certain payments upon death, disability, retirement, termination without cause or good reason, or a change in control. Depending on the circumstances, payments may also include severance, bonus, and COBRA reimbursement. Termination without cause or good reason may also cause unvested stock options to become vested. These agreements have an initial term of three years and automatically renew for subsequent one-year terms unless we provide written notice within 90 days prior to the completion of the then-current term.

Innovex sells its mortgage loans without recourse. It is usually required by the buyers (investors) of these loans to make certain representations concerning credit information, loan documentation, and collateral. It has not repurchased any loans during the years ended December 31, 2006 and 2005. As part of its brokerage operations, Innovex periodically enters into when-issued and delayed delivery transactions on behalf of its customers. Settlement of these transactions after December 31, 2006, did not have a material effect on the consolidated statements of financial condition of the Company.

On December 15, 2006, Linsco entered into agreements with a large global insurance company whereby Linsco agreed to provide brokerage, clearing, and custody services on a fully disclosed basis; offer Linsco’s investment advisory programs and platforms; and provide technology and additional processing and related services. The term of the agreements are five years, subject to additional 24-month extensions. Services are expected to begin August of 2007.

18.          EMPLOYEE BENEFIT PLANS

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the 401(k) plan in an amount equal to 50% of the lesser of the amount designated by the employee for withholding and contribution to the 401(k) plan or 8% of the employee’s total compensation. The Company’s total cost under the 401(k) plan was $1.85 million, $1.25 million, and $1.52 million, for the years ended December 31, 2006, 2005, and 2004, respectively.

Certain employees, officers, and directors also participate in stock option plans (the “Plans”) of the Company (previously Plans of LPLH). The Plans were assumed by and converted into Plans of the Company in conjunction with the Acquisition in Note 1, and provide for the granting of 3,349,437 incentive stock options, 199,264 nonqualified stock options, and an unspecified number of stock appreciation rights. Stock options granted under the Plans have an exercise period of 10 years and generally vest 33-1/3% on the fifth anniversary of the grant date, and an additional 33-1/3% on each of the sixth and seventh anniversaries of that date. Shares issued in conjunction with stock option exercises are issued from shares previously authorized, but not yet issued.

The Plans and the underlying option agreements also provide for accelerated vesting upon certain changes in control, including a public offering. The Acquisition qualified as a change in control event that triggered the acceleration provisions in the Plans. Immediately prior to that event and in accordance with the Plans, each employee’s stock appreciation rights became fully vested and each employee’s unvested stock options became 33-1/3% vested. In conjunction with the Acquisition, certain employees elected to exercise their vested options or to convert them along with any unvested options into options for common shares of the Company, retaining the same terms and conditions of the original Plans. A total of 1,652,049 options were exercised and sold with the remaining 2,103,966 converted into 2,107,814 options. Additionally, all outstanding stock appreciation rights were exercised for which the former holders received a cash payment equal to the fair market value, as determined in the Acquisition, less the applicable exercise price and certain selling expenses. For the year ended December 31, 2005, the Company recognized compensation expense of $5.06 million related to the accelerated vesting of the stock options, and $15.74 million related to the related to the exercise and sale of stock appreciation rights. All remaining unvested stock options vest in equal increments on December 28, 2006 and December 28, 2007.

The exercise and sale of stock options and stock appreciation rights generated a tax benefit to the Company of approximately $62.70 million, $9.39 million of which was recorded through income tax expense in the accompanying consolidated statements of income and $53.31 million of which was recorded as additional paid-in capital in the accompanying statements of stockholders’ equity.

The following table summarizes activity relating to the stock option plans assumed by the Company for the years ended December 31, 2006, 2005, and 2004 (post-conversion):

	Outstanding—				Outstanding—	Options
	Beginning				End	Exercisable at
	of Period	Granted	Exercised	Forfeited	of Period	End of Period
Year ended December 31, 2006
Options	2,107,814	10,800	(2,837)	(10,982)	2,104,795	1,119,036
Weighted-average exercise price	$16.45	$144.14	$12.31	$17.01	$17.10	$16.49
Year ended December 31, 2005 (Predecessor)
Options	3,994,423	75,243	(1,863,564)	(98,288)	2,107,814	147,013
Weighted-average exercise price	$13.95	$24.88	$11.51	$14.92	$16.45	$17.12
Year ended December 31, 2004 (Predecessor)*
Options	3,281,160	898,129	—	(184,866)	3,994,423	711,398
Weighted-average exercise price	$13.66	$15.01	$—	$13.97	$13.95	$5.09

The following table summarizes information about stock options outstanding:

		Weighted-	Weighted-		Weighted-
		Average	Average		Average
	Options	Remaining	Exercise	Options	Exercise
Range of Exercise Prices	Outstanding	Life	Price	Exercisable	Price
At December 31, 2006:
$10.78–$23.83	2,092,994	6.14	$16.40	1,118,536	$16.45
$103.00–$158.47	11,801	9.77	$140.65	500	$103.00
	2,104,795	6.16		1,119,036
At December 31, 2005 (Predecessor):
$10.78–$23.83	2,106,812	7.15	$16.39	147,103	$17.12
$103.00	1,002	10.00	$103.00	—	$0.00
	2,107,814	7.15		147,103	$17.12
At December 31, 2004 (Predecessor):*
$0.05	377,040	3.76	$0.05	377,040	$0.05
$10.78–$23.03	3,617,383	7.63	$15.39	334,358	$10.78
	3,994,423	7.27		711,398	$5.09

*                     Note: December 31, 2004 tables have been revised to reflect conversion ratio into LPLIH options.

In November 2004, the Company modified certain provisions of the stockholders’ agreement underlying its stock options plan that significantly altered the original value of all outstanding employee stock options granted. For accounting purposes, this modification resulted in a new measurement date and total compensation of $30.58 million, which is expensed over the original life of the awards. The Company recognizes this compensation according to the vesting schedule and for the years ended December 31, 2006, 2005, and 2004 and has recorded approximately $2.85 million, $8.35 million, and $17.04 million, respectively, in employee compensation and benefits in the accompanying consolidated statements of income with corresponding increases in additional paid-in capital. Approximately $1.40 million remains in unrecognized compensation for those awards that are expected to be recognized ratably through December 31, 2007, their final vesting period. Employee terminations and other cancellations or forfeitures will reduce these amounts.

The Company’s IFAs participate in a stock bonus plan, which provides for the grant and allocation of up to 771,693 bonus credits. Each bonus credit represents the right to receive one share of common stock in the Company. Participation in the stock bonus plan is dependent upon meeting certain eligibility criteria, and shares are allocated to eligible participants based on certain performance metrics including amount and type of commissions as well as tenure with the firm. Bonus credits vest annually in equal increments of 33-1/3% over a three-year period commencing in 2006 and expire on the 10th anniversary following the date of grant. Vested bonus credits convert into shares of common stock only upon the occurrence of a Company sale that constitutes a change in control or subsequent to an initial public offering. Unvested bonus credits held by IFAs who terminate prior to vesting will be forfeited and may be reallocated to other IFAs eligible under the plan. In conjunction with the Transactions, each bonus credit was converted into a right to receive, on the same terms and conditions as previously applicable, bonus credits for common stock in the Company. On January 1, 2006, 756,364 bonus credits were granted, and the Company did not grant additional bonus credits during the three years ended December 31, 2006. For the three years ended December 31, 2006, the Company realized forfeitures with respect to 14,702 bonus credits, all of which occurred in 2006, and no bonus credits have been reallocated. As of December 31, 2006, the Company had 742,274 bonus credits outstanding, 251,554 of which are vested.

19.          SEGMENT INFORMATION

Under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”), operating segments are defined as components of a company for which separate financial information is evaluated regularly by the chief operating decision marker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company classifies its operating segments based on financial products and services offered to its IFAs. As of December 31, 2006, the Company had identified five operating segments: Independent Financial Advisors, Trust Services, Mortgage Services, Insurance Services, and Affiliated Advisory Services.

The Independent Financial Advisors segment provides a full range of brokerage, investment advisory and infrastructure services to IFAs and financial institutions in the United States. The other four business segments provide trust and related custodial services, mortgage brokerage and underwriting services, fixed insurance services, and a private-labeled investment advisory platform, almost entirely to clients of IFAs of the Independent Financial Advisors segment. These other four business segments do not, individually or in the aggregate, meet the reporting requirements under SFAS 131, and consequently have been aggregated as “Other” for reporting purposes.

The accounting policies of the segments are the same as those described in Note 2 “Significant Accounting Policies”. The Company evaluates the performance of its segments on a pre-tax basis excluding items such as discontinued operation and extraordinary items. Inter-segment revenues, defined as revenues from transactions with other segments within the Company, are not material and are therefore not disclosed.

Financial information for the Company’s reportable segments is presented in the following table (in thousands):

	Independent Financial Advisors	Other		Total Operating Segments	Corporate and Unallocated(b)	Consolidated Total
December 31, 2006
Revenues	1,723,851	23,193		1,747,044	(7,108)	1,739,936
Interest expense	88	176		264	125,140	125,404
Depreciation and amortization	16,798	362		17,160	48,188	65,348
Income (loss) from continuing operations before income taxes	229,265	1,520		230,785	(175,919)	54,866
Capital expenditures	22,934	91		23,025	13	23,038
Total assets, end of year	758,532	25,296		783,828	2,013,716 (c)	2,797,544
December 31, 2005
Revenues	1,391,870	20,320		1,412,190	(4,894)	1,407,296
Interest expense	36	194		230	2,134	2,364
Depreciation and amortization	15,789	208		15,997	1,857	17,854
Income (loss) from continuing operations before income taxes	143,501	(1,965	)(a)	141,536	(25,786)	115,750
Capital expenditures	18,795	614		19,409	15	19,424
Total assets, end of year	640,489	15,031		655,520	1,982,966 (c)	2,638,486
December 31, 2004
Revenues	1,144,419	13,982		1,158,401	(1,016)	1,157,385
Interest expense	99	68		167	1,280	1,447
Depreciation and amortization	13,407	129		13,536	2,262	15,798
Income (loss) from continuing operations before income taxes	92,399	125		92,524	(24,620)	67,904
Capital expenditures	13,718	380		14,098	238	14,336
Total assets, end of year	529,367	15,819		545,186	60,960	606,146

(a)           2005 loss from continuing operations includes a non-cash goodwill impairment charge of $3.16 million.

(b)           Corporate and unallocated includes interest income and interest expense, land, system development costs and related amortization expense, amortization of finite lived intangibles, and inter-segment eliminations.

(c)            Total assets at the Corporate level include $1.78 billion and $1.81 billion of goodwill and other identifiable intangible assets as of the years ended December 31, 2006 and December 31, 2005, respectively. Such amounts have not been allocated to the operating segments and are not evaluated by the chief operating decision maker in deciding how to allocate resources or in assessing performance.

Revenues from the Company’s significant products and services consisted of the following (in thousands):

	Year ended December 31,
	2006	2005	2004
Commission revenues
Annuities	$383,991	$299,814	$248,023
Mutual funds	309,180	265,964	229,961
Other	197,318	179,161	162,144
Total commission revenues	890,489	744,939	640,128
Advisory fees	521,058	399,362	301,090
Asset-based fees	147,364	107,726	89,561
Fee revenues	87,901	83,204	65,679
Transaction revenues	46,595	42,640	38,489
Interest income	28,402	17,719	12,829
Other	18,127	11,706	9,609
Total revenues	$1,739,936	$1,407,296	$1,157,385

20.          RELATED-PARTY TRANSACTIONS

Linsco provides GPA, an entity with common stockholders of the Company, with personnel and certain other operational and administrative support services pursuant to the terms and consideration outlined in services agreements amended on October 27, 2005. For the years ended December 31, 2006, 2005, and 2004 Linsco earned $244,000, $364,000, and $258,000 in annual fees, respectively, under such agreements.

In July 2005, LPLH’s Class A common stock personally assumed the Company’s obligation to make unrestricted pledges to various educational institutions. The assumption of such pledges amounted to $383,000 after taxes. Assumption of the Company’s liability has been recorded as a capital contribution in the accompanying consolidated statements of stockholders’ equity.

In August 2005, Glenoak sold all of its assets to Challenger Outpost, LLC (an entity controlled by the Company’s controlling stockholder at that time) for $20.36 million. The carrying value of Glenoak’s interest in such assets was $20.99 million. Because of the related-party nature of the transaction, the loss on sale of $411,000 is presented as a distribution to LPLH’s Class A common stockholder in the accompanying consolidated statements of stockholders’ equity.

During 2004, the Company made secured loans in the aggregate amount of $8.65 million to stockholders of the Company. All loans were repaid in December 2004. While outstanding, the loans accrued interest at the minimum federal rate per annum as prescribed by the Internal Revenue Service.

In December 2004, the Company sold certain property and equipment with a carrying value of $5.24 million to its primary stockholder for $4.83 million. The difference in the carrying value and the cash payment was recorded as a distribution to LPLH’s Class A common stockholder in the accompanying consolidated statements of stockholders’ equity.

21.          NET CAPITAL/REGULATORY REQUIREMENTS

As a registered broker-dealer, Linsco is subject to the SEC’s Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company uses the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers’ transactions, as defined. The Company is also subject to the CFTC’s minimum financial requirements, which require that it maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2006, the Company had net capital of $39.19 million, which was $32.12 million in excess of its minimum required net capital.

PTCH is subject to various regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. As of December 31, 2006, the Company has met all capital adequacy requirements to which it is subject.

Innovex is a HUD-approved nonsupervised mortgagee. To maintain HUD approval, Innovex is required to have a net worth of at least $250,000 and must maintain liquid assets (cash, cash equivalents, or readily convertible instruments) of 20% of its net worth, up to a maximum amount of $100,000. As of December 31, 2006, Innovex had adjusted net worth of $1.73 million, which was $1.48 million in excess of required net worth. In addition, Innovex had liquid assets of $1.14 million as of December 31, 2006.

22.          FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

Linsco’s customer securities activities are transacted on either a cash or margin basis. In margin transactions, Linsco extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer’s account. As customers write options contracts or sell securities short, Linsco may incur losses if the customers do not fulfill their obligations and the collateral in the customers’ accounts is not sufficient to fully cover losses that customers may incur from these strategies. To control this risk, Linsco monitors margin levels daily and customers are required to deposit additional collateral, or reduce positions, when necessary.

Linsco is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligation to Linsco. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, Linsco may incur losses. Linsco has established procedures to reduce this risk by generally requiring that customers deposit cash and/or securities into their account prior to placing an order.

Linsco may at times maintain inventories in equity securities on both a long and short basis that are recorded on the accompanying statements of financial condition at market value. While long inventory positions represent Linsco’s ownership of securities, short inventory positions represent obligations of Linsco to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to Linsco as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by Linsco.

23.          SUBSEQUENT EVENTS (UNAUDITED)

On January 2, 2007, the Company acquired all of the outstanding stock of UVEST Financial Services Group, Inc. which provides independent non-proprietary third-party brokerage services to financial institutions, for approximately $79.60 million in cash and $10.81 million in shares of common stock. The Company financed $50.00 million of the purchase price with borrowings against its Senior Secured Notes (Tranche C). Additionally, on January 29, 2007, the Company made an additional capital contribution of $1.50 million to fund working capital.

On March 2, 2007, the Company entered into a definitive agreement with an insurance company to acquire all of the outstanding equity of three of its broker-dealers for approximately $97.10 million. The Company expects to finance a portion of the purchase price with the issuance of additional debt on its existing credit facility. This transaction is expected to close promptly following receipt of regulatory approvals and satisfaction of customary closing conditions.

The Company anticipates making a 338(h)(10) election for both transactions, which will allow the Company to treat the stock purchases as an asset purchase for tax purposes. The results of operations from the transactions will be included in the Company’s consolidated financial statements subsequent to the dates of acquisition.

On February 8, 2007, Moody’s rating service announced that it raised the Company’s corporate family rating to ‘B1’ with a positive outlook, from ‘B2’. As a result of the upgrade, the Company received a step-down of 0.25% in the applicable interest rate margin for its Tranche C Notes, reducing the maximum applicable interest rate margin from 2.75% to 2.50%.

******

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(UNAUDITED) (Dollars in thousands)

	2007	2006
ASSETS
Cash and cash equivalents	$180,117	$245,163
Cash and securities segregated under federal and other regulations	66,900	52,178
Receivable from:
Customers, net of allowance of $279 at March 31, 2007 and $202 at December 31, 2006	322,036	326,376
Product sponsors, broker-dealers, and clearing organizations	91,610	89,706
Others, net of allowances of $2,625 at March 31, 2007 and $2,590 at December 31, 2006	56,997	52,088
Securities owned:
Marketable securities(1)—at market value	11,694	9,524
Other securities—at amortized cost	9,877	10,635
Securities borrowed	12,228	12,686
Mortgage loans held for sale—net	9,401	4,362
Fixed assets, net of accumulated depreciation and amortization of $102,964 at March 31, 2007 and $90,731 at December 31, 2006	127,352	121,594
Debt issuance costs, net of accumulated amortization of $5,463 at March 31, 2007 and $4,564 at December 31, 2006	25,570	26,469
Goodwill	1,274,655	1,249,159
Intangible assets, net of accumulated amortization of $39,268 at March 31, 2007 and $31,245 at December 31, 2006	583,058	535,289
Trademarks and trade names	41,697	39,819
Interest rate swaps	1,055	3,188
Prepaid expenses	13,173	15,423
Other assets	2,524	3,885
Total assets	$2,829,944	$2,797,544

(1)          Includes $2,681 and $2,643 pledged to clearing organizations at March 31, 2007 and December 31, 2006, respectively.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (Continued)
AS OF MARCH 31, 2007AND DECEMBER 31, 2006
(UNAUDITED) (Dollars in thousands)

	2007	2006
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Warehouse lines of credit	$8,436	$3,718
Drafts payable	151,319	104,344
Payable to customers	204,425	294,574
Payable to broker-dealers and clearing organizations	39,291	30,354
Accrued commissions and advisory fees payable	90,359	70,096
Accounts payable and accrued liabilities	58,725	34,381
Income taxes payable	10,877	969
Unearned revenue	33,480	31,113
Securities sold but not yet purchased—at market value	2,100	10,806
Senior credit facilities and subordinated notes	1,342,389	1,344,375
Deferred income taxes—net	237,541	245,897
Total liabilities	2,178,942	2,170,627
COMMITMENTS AND CONTINGENCIES (Note 13)
STOCKHOLDERS’ EQUITY:
Common stock, $.01 par value; 20,000,000 shares authorized; 8,351,308 shares issued and outstanding at March 31, 2007, and 8,284,360 shares issued and outstanding at December 31, 2006	84	83
Additional paid-in capital	604,313	591,254
Stockholder loans	(1,720)	—
Accumulated other comprehensive income	641	1,938
Retained earnings	47,684	33,642
Total stockholders’ equity	651,002	626,917
Total liabilities and stockholders’ equity	$2,829,944	$2,797,544

See notes to unaudited consolidated financial statements.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(UNAUDITED) (Dollars in thousands)

	2007	2006
REVENUES:
Commissions	$299,281	$212,750
Advisory fees	156,500	118,038
Asset-based fees	52,892	31,105
Transaction and other fees	39,113	34,039
Interest income	7,910	5,641
Other	7,021	2,830
Total revenues	562,717	404,403
EXPENSES:
Commissions and advisory fees	388,134	282,034
Compensation and benefits	47,281	31,386
Depreciation and amortization	17,689	16,090
Promotional	14,061	10,483
Occupancy and equipment	7,906	5,878
Communications and data processing	5,758	5,307
Brokerage, clearing, and exchange	4,952	3,587
Professional services	4,473	2,726
Regulatory fees and expenses	3,992	4,429
Travel and entertainment	2,450	1,444
Other	2,224	1,582
Total noninterest expenses	498,920	364,946
Interest expense from brokerage operations and mortgage lending	119	52
Interest expense from senior credit facilities and subordinated notes	30,627	31,375
Total expenses	529,666	396,373
INCOME BEFORE PROVISION FOR INCOME TAXES	33,051	8,030
PROVISION FOR INCOME TAXES	14,564	3,373
NET INCOME	$18,487	$4,657

See notes to unaudited consolidated financial statements.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(UNAUDITED) (Dollars in thousands)

				Accumulated
		Additional		Other		Total
	Common	Paid-In	Stockholder	Comprehensive	Retained	Stockholders’
	Stock	Capital	Loans	Income	Earnings	Equity
BALANCE—December 31, 2005	$83	$588,341	$—	$—	$—	$588,424
Comprehensive income:
Net income					4,657	4,657
Change in unrealized gains on interest rate swaps, net of tax expense of $3,075 (Note 11)				4,246		4,246
Total comprehensive income						8,903
Share-based compensation		728				728
BALANCE—March 31, 2006	$83	$589,069	$—	$4,246	$4,657	$598,055
BALANCE—December 31, 2006	$83	$591,254	$—	$1,938	$33,642	$626,917
Comprehensive income:
Net income					18,487	18,487
Change in unrealized gains on interest rate swaps, net of tax benefit of $(836) (Note 11)				(1,297)		(1,297)
Total comprehensive income						17,190
Cumulative effect of change in accounting principle upon adoption of FIN 48, net of tax benefit of $2,101 (Note 9)					(4,445)	(4,445)
Loans to stockholders (Note 16)			(1,720)			(1,720)
Share-based compensation		407				407
Issuance of common stock (Note 3)	1	12,652				12,653
BALANCE—March 31, 2007	$84	$604,313	$(1,720)	$641	$47,684	$651,002

See notes to unaudited consolidated financial statements.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(UNAUDITED) (Dollars in thousands)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$18,487	$4,657
Adjustments to reconcile net income to net cash provided by operating activities:
Noncash items:
Depreciation and amortization	17,689	16,090
Amortization of debt issuance costs	899	1,131
Loss (gain) on disposal of fixed assets	90	(9)
Share-based compensation	407	728
Provision for bad debts	120	310
Deferred income tax provision	(5,419)	(4,936)
Other	(190)	(124)
Mortgage loans held for sale:
Originations of loans	(33,011)	(11,511)
Proceeds from sale of loans	28,319	11,082
Gain on sale	(345)	(201)
Changes in operating assets and liabilities:
Cash and securities segregated under federal and other regulations	(14,722)	(8,373)
Receivable from customers	4,263	(31,075)
Receivable from product sponsors, broker-dealers, and clearing organizations	4,136	3,473
Receivable from others	(3,751)	(1,298)
Securities owned	(2,003)	685
Securities borrowed	458	1,781
Prepaid expenses	2,585	1,749
Other assets	1,847	2,632
Drafts payable	46,975	7,031
Payable to customers	(90,149)	(24,539)
Payable to broker-dealers and clearing organizations	8,936	6,161
Accrued commissions and advisory fees payable	6,798	2,312
Accounts payable and accrued liabilities	17,414	(3,473)
Income taxes payable/receivable	3,362	38,764
Unearned revenue	2,356	2,446
Securities sold but not yet purchased	(8,706)	(2,178)
Net cash provided by operating activities	6,845	13,315

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(UNAUDITED) (Dollars in thousands)

	2007	2006
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	$(10,462)	$(2,806)
Proceeds from disposal of fixed assets	41	9
Purchase of other securities classified as held-to-maturity	(1,216)	(30,117)
Proceeds from maturity of other securities classified as held-to-maturity	2,004	23,027
Acquisition of broker-dealer, net of existing cash balance of $14,124	(63,270)	—
Net cash used in investing activities	(72,903)	(9,887)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of senior credit facilities	(1,986)	(37,975)
Proceeds from revolving credit	—	20,000
Loans to stockholders	(1,720)	—
Proceeds from warehouse lines of credit	32,994	11,496
Repayment of warehouse lines of credit	(28,276)	(10,881)
Net cash provided by (used in) financing activities	1,012	(17,360)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(65,046)	(13,932)
CASH AND CASH EQUIVALENTS—Beginning of period	245,163	134,592
CASH AND CASH EQUIVALENTS—End of period	$180,117	$120,660
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION:
Interest paid	$16,380	$16,957
Income taxes paid	$16,620	$30,469
Net operating assets and liabilities assumed in acquisition of broker-dealer (Note 3)	$5,637
NONCASH DISCLOSURE:
Income taxes payable recorded for the cumulative effect of the adoption of FIN 48 recorded as a reduction of retained earnings (Note 9)	$(6,546)
Common stock issued in conjunction with acquisition of broker-dealer (Note 3)	$11,409
Common stock issued to satisfy accrued liability (Note 3)	$1,244

See notes to unaudited consolidated financial statements.

LPL INVESTMENT HOLDINGS INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.                 ORGANIZATION AND DESCRIPTION OF THE COMPANY

LPL Investment Holdings Inc. (“LPLIH”), a Delaware holding corporation, together with its consolidated subsidiaries (collectively, the “Company”) is a provider of brokerage, investment advisory, and infrastructure services to independent financial advisors (“IFAs”) and financial institutions who employ financial advisors, in the United States of America. The Company provides access to a broad array of financial products and services for IFAs and financial institutions who employ financial advisors, to market to their clients, as well as a technology and service platform to enable IFAs to more efficiently operate their practices.

On December 28, 2005, LPL Holdings, Inc. (“LPLH”), a Massachusetts holding corporation, and its subsidiaries were acquired through a merger transaction with BD Acquisition Inc., a wholly owned subsidiary of LPLIH (previously named BD Investment Holdings, Inc.). LPLIH was formed by investment funds affiliated with TPG Partners IV, L.P., and Hellman & Friedman Capital Partners V, L.P. (collectively, the “Majority Holders”). The acquisition was accomplished through the merger of BD Acquisition, Inc. with and into LPLH, with LPLH being the surviving entity (the “Acquisition”). The Acquisition was financed by a combination of borrowings under the Company’s new senior credit facilities, the issuance of senior unsecured subordinated notes, and direct and indirect equity investments from the Majority Holders, co-investors, management, and the Company’s IFAs (see Notes 10 and 13).

On January 2, 2007, the Company acquired all of the outstanding capital stock of UVEST Financial Services Group, Inc. (“UVEST”). In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS 141”), the acquisition has been accounted for under the purchase method of accounting. As a result, the accompanying consolidated financial statements and these notes include the balances of UVEST as of March 31, 2007, and the results of its operations, cash flows, and other activities for the period January 2, 2007 through March 31, 2007 (see Note 3).

Description of Our Subsidiaries—LPLH, a Massachusetts holding corporation, owns 100% of the issued and outstanding common stock of Linsco/Private Ledger Corp. (“Linsco”), UVEST, Independent Advisers Group Corporation (“IAG”), Innovex Mortgage, Inc. (“Innovex”), and Linsco/Private Ledger Insurance Associates, Inc. (“LPL Insurance Associates”). LPLH is also the majority stockholder in Private Trust Company Holdings, Inc. (“PTCH”), and owns 100% of the issued and outstanding voting common stock. As required by the Office of the Comptroller of the Currency, members of the Board of Directors of PTCH own eight shares of nonvoting common stock in PTCH.

Linsco, headquartered in Boston and San Diego, is a clearing broker-dealer registered with the National Association of Securities Dealers, Inc. (“NASD”) and the Securities and Exchange Commission (“SEC”) pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. Linsco is also registered as a Futures Commission Merchant with the Commodity Futures Trading Commission (“CFTC”) and is a member of the National Futures Association. Additionally, Linsco is a member of the Boston Stock Exchange.

Linsco principally transacts business as an agent on behalf of customers in mutual funds, stocks, fixed income instruments, commodities, options, private and public partnerships, variable annuities, real estate investment trusts, and other investment products. Linsco is licensed to operate in all 50 states and Puerto Rico and has an independent contractor sales force of approximately 7,200 registered IFAs dispersed throughout the United States.

UVEST, a North Carolina corporation, is an introducing broker-dealer registered with the NASD and the SEC pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. UVEST provides independent, nonproprietary third-party brokerage services to more than 300 financial institutions. UVEST is licensed to operate in all 50 states and Puerto Rico and has a sales force of approximately 800 registered IFAs disbursed throughout the United States.

IAG is an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940, which offers an investment advisory platform for customers of financial advisors working for other financial institutions.

Innovex conducts real estate mortgage banking and brokerage activities. Innovex’s primary business is originating residential mortgage loans for customers of IFAs who do business through its sister company, Linsco, throughout the United States. Innovex originates, underwrites, and funds a variety of mortgage and home equity loan products to suit the needs of borrowers. Innovex’s revenues are derived from the referral of loans to lenders and the origination and sale of residential real estate loans for placement in the secondary market. Innovex is a Housing and Urban Development (“HUD”) approved Title II nonsupervised mortgagee.

LPL Insurance Associates operates as a brokerage general agency for fixed insurance sales and services.

PTCH is a holding company for The Private Trust Company, N.A. (“PTC”). PTC has been chartered as a national bank with limited trust powers since August 1995, providing a wide range of trust, investment management, and custodial services for estates and families. PTC also provides Individual Retirement Account custodial services for its sister affiliate, Linsco.

2.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities and income taxes, revenue and expense accruals, and other matters that affect the consolidated financial statements and related disclosures. Actual results could differ materially from those estimates.

Reclassifications—Certain reclassifications were made to prior period amounts to conform the current period presentation. These reclassifications had no effect on reported earnings, working capital, or stockholders’ equity.

Consolidation—The Company consolidates all subsidiaries for which it has a controlling interest as defined by and in accordance with Accounting Research Bulletin No. 51, Consolidated Financial Statements.

All intercompany balances and transactions have been eliminated in consolidation. The Company accounts for the ownership of nonvoting common stock in PTCH as a minority interest. As of March 31, 2007, minority interest was $8,000 and is included in accounts payable and accrued liabilities in the accompanying consolidated statements of financial condition. The related minority interest expense is recorded in the accompanying consolidated statements of income.

Comprehensive Income—The Company’s comprehensive income is composed of net income and the effective portion of the unrealized gains on financial derivatives in cash flow hedge relationships, net of related taxes.

Cash and Cash Equivalents—Cash and cash equivalents are composed of interest and noninterest-bearing deposits, money market funds, and U.S. government obligations that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments, with original maturities of less than 90 days, that are not required to be segregated under federal or other regulations.

Cash and Securities Segregated Under Federal and Other Regulations—Certain of the Company’s subsidiaries are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers in accordance with SEC Rule 15c3-3 and other regulations. At March 31, 2007 and December 31, 2006, the Company had $66.90 million and $52.18 million, respectively, in cash and securities segregated in special reserve bank accounts for the benefit of customers.

Receivable From and Payable to Customers—Receivable from and payable to customers includes amounts due on cash and margin transactions. The Company extends credit to its customers to finance their purchases of securities on margin. The Company receives income from interest charged on such extensions of credit. The Company pays interest on certain customer free credit balances held pending investment. Loans to customers are generally fully collateralized by customer securities, which are not included in the accompanying consolidated statements of financial condition.

To the extent that margin loans and other receivables from customers are not fully collateralized by customer securities, management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the customer and/or the customer’s IFA and the Company’s historical experience in collecting on such transactions. As of March 31, 2007 and December 31, 2006, the allowances were $279,000 and $202,000, respectively.

Receivable From Product Sponsors, Broker-Dealers, and Clearing Organizations—Receivable from product sponsors, broker-dealers, and clearing organizations primarily consists of commission and transaction-related receivables.

Receivable From Others—Receivable from others primarily consists of other accrued fees from product sponsors and financial advisors. The Company periodically extends credit to its IFAs in the form of recruiting loans, commission advances, and other loans. The decisions to extend credit to IFAs are generally based on either the IFAs credit history, his or her ability to generate future commissions, or both. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the IFAs registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management’s best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

The following schedule shows the Company’s activity in providing for an allowance for uncollectible amounts due from others (in thousands):

	2007	2006
Beginning balance—January 1	$2,590	$2,529
Provision	43	310
Charge-offs—net of recoveries	(8)	(83)
Ending balance—March 31	$2,625	$2,756

Securities Owned and Sold But Not Yet Purchased—Securities owned and securities sold but not yet purchased are reflected on a trade-date basis at market value with realized and unrealized gains and losses being recorded in other revenue in the consolidated statements of income. Customers’ securities transactions are recorded on a settlement-date basis, with related commission income and expense reported on a trade-date basis.

U.S. government notes, held by PTCH, are classified as held-to-maturity, as PTCH has both the intent and ability to hold them to maturity. PTCH also invests in stock held in the Federal Reserve Bank, which is a nonmarketable security. U.S. government notes are carried at amortized cost, and stock held in the Federal Reserve Bank is carried at cost.

Interest income is accrued as earned and dividends are recorded on the ex-dividend date. Premiums and discounts are amortized, using a method that approximates the effective yield method, over the term of the security and recorded as an adjustment to the investment yield.

Securities Borrowed and Loaned—Securities borrowed and securities loaned are accounted for as collateralized financings and are recorded at the amount of the cash provided for securities borrowed transactions and cash received for securities loaned (generally in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. At March 31, 2007 and December 31, 2006, the Company had $12.23 million and $12.69 million, respectively, in securities borrowed. The collateral received for securities loaned is generally cash and is adjusted daily through the Depository Trust Company’s (“DTC”) net settlement process, and securities loaned is included in payable to broker-dealers and clearing organizations in the consolidated statements of financial condition. Securities loaned generally represent customer securities that can be pledged under standard margin loan agreements. At March 31, 2007 and December 31, 2006, the Company had $16.59 million and $14.88 million, respectively, of pledged securities loaned under the DTC Stock Borrow Program.

Mortgage Loans Held for Sale—The Company originates residential mortgage loans through warehouse lines-of-credit facility or as a broker for other banks. Mortgage loans held for sale are carried at the lower of aggregate cost or fair value and are sold on a nonrecourse basis with certain representations and warranties. Fair value is determined by outstanding commitments from investors, if any, or current investor bids. The Company evaluates the need for market valuation reserves on mortgage loans held for sale based on a number of quantitative and qualitative factors, primarily changes in interest rates and collateral values. The Company sells all mortgage loans that it originates. At March 31, 2007, the Company assessed the market value of such loans as being equal to or greater than cost. Accordingly, no reserve has been established.

The Company has an agreement with certain third-party financial institutions for them to purchase loans originated by the Company, as long as such loans meet certain criteria, generally within 30 days from funding. Loan origination and processing fees and certain direct origination costs are deferred until the related loan is sold.

Fixed Assets—Furniture, equipment, computers, purchased software, capitalized software, and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, ranging up to 12 years. Equipment, furniture, fixtures, computers, and purchased software are depreciated over periods of three to seven years. Automobiles have depreciable lives of five years. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Software Development Costs—Software development costs are charged to operations as incurred. Software development costs include costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization under the American Institute of Certified Public Accountants Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”).

The costs of internally developed software that qualify for capitalization under SOP 98-1 are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally three years. The costs of internally developed software are included in fixed assets at the point at which the conceptual formulation, design, and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that the future economic benefits are less than probable. The value assigned to internally developed software in connection with certain acquisitions is amortized over an expected weighted-average economic useful life of approximately 4.3 years.

Deferred Loan Issuance Costs—Debt issuance costs incurred in connection with the issuance of the senior secured credit facilities and the senior unsecured subordinated notes have been capitalized and are being amortized as additional interest expense over the expected terms of the related debt agreements using the effective interest method.

Goodwill—Goodwill represents the cost of acquired companies in excess of the fair value of net tangible assets at acquisition date. Value was assigned to the Company’s goodwill in conjunction with certain acquisitions (see Notes 1 and 3). In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), goodwill is not amortized, but tested annually for impairment (in December), or more frequently if certain events having a material impact on the Company’s value occur. No impairment occurred for the periods ended March 31, 2007 and 2006.

Intangible Assets—Intangible assets, which consist of relationships with IFAs and product sponsors, are amortized on a straight-line basis over their estimated useful lives. The Company evaluates the remaining useful lives of intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets are also tested for potential impairment whenever events or changes in circumstances suggest that an asset’s or asset group’s carrying value may not be fully recoverable in accordance with SFAS No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets (“SFAS 144”). An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the estimated fair value is less than the corresponding carrying value.

Trademarks and Trade Names—The Company’s business is highly dependent on its IFAs, and, as a result, expenditures are regularly made to market the Company’s trademarks and trade names to them. The Company’s trademarks and trade names were determined to have an indefinite life and will be tested for potential impairment annually or whenever events or changes in circumstances suggest that the carrying value of such asset may not be fully recoverable in accordance with SFAS 142. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the value, estimated using an income approach and other market factors if applicable, is less than the corresponding carrying value.

Classification and Valuation of Certain Investments—The classification of an investment determines its accounting treatment. The Company generally classifies its investments in debt and equity instruments (including mutual funds, annuities, corporate bonds, government bonds, and municipal bonds) as trading securities, except for government bonds held by PTCH, which are classified as held-to-maturity based on management’s intent. The Company has not classified any investments as available-for-sale. Investment classifications are subject to ongoing review and can change. Securities classified as trading are carried at fair value, while securities classified as held-to-maturity are carried at amortized cost. When possible, the fair value of securities is determined by obtaining quoted market prices. The Company also makes estimates about the fair value of investments and the timing for recognizing losses based on market conditions and other factors. If its estimates change, the Company may recognize additional losses. Both unrealized and realized gains and losses on trading securities are recognized in other revenue on a net basis in the consolidated statements of income.

Derivative Instruments and Hedging Activities—The Company periodically uses financial derivative instruments, such as interest rate swap agreements, to protect itself against changing market prices or interest rates and the related impact to the Company’s assets, liabilities, or cash flows. The Company also evaluates its contracts and commitments for terms that qualify as embedded derivatives. All derivatives are reported at their corresponding fair value in the Company’s consolidated statements of financial condition.

Financial derivative instruments expected to be highly effective hedges against changes in cash flows are designated as such upon entering into the agreement. At each reporting date, the Company reassesses the effectiveness of the hedge to determine whether or not it can continue to use hedge accounting. Under hedge accounting, the Company records the increase or decrease in fair value of the derivative, net of tax impact, as other comprehensive income or losses. If the hedge is not determined to be a perfect hedge, yet is still considered highly effective, the Company will calculate the ineffective portion and record the related change in its fair value as additional interest income or expense in the consolidated statements of income. Amounts accumulated in other comprehensive income are reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

Drafts Payable—Drafts payable represent customer checks drawn against the Company that have not yet cleared through the bank.

Legal Reserves—The Company records reserves for legal proceedings in accounts payable and accrued liabilities in the accompanying consolidated statements of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors, including, but not limited to, the amount of the claim, the amount of the loss in the customer’s account, the basis and validity of the claim, the possibility of wrongdoing on the part of an IFA, likely insurance coverage, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded as professional services in the accompanying consolidated statements of income.

Estimates of Effective Income Tax Rates, Deferred Income Taxes, and Valuation Allowances—In preparing the consolidated financial statements, the Company estimates the income tax expense based on the various jurisdictions where the Company conducts business. The Company must then assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more likely than not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, the Company generally records a corresponding increase or decrease to tax expense in the consolidated statements of income. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowances recorded against the deferred tax asset. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial, and regulatory guidance. These changes, when they occur, affect accrued taxes and can be material to the Company’s operating results for any particular reporting period.

Additionally, the Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, the Company is required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in the Company’s subjective assumptions and judgments can materially affect amounts recognized in the consolidated statements of financial condition and statements of income. See Note 9 for additional detail on our uncertain tax positions.

Revenue Recognition Policies:

Commissions—The Company records commissions received from mutual funds, annuity, insurance, equity, fixed income, direct investment, option, and commodity transactions on a trade-date basis. Commissions also include mutual fund and variable annuity trails, which are recognized as a percentage of assets under management over the period for which services are performed. Due to the significant volume of mutual fund and variable annuity purchases and sales transacted by IFAs directly with product manufacturers, management must estimate a portion of its upfront commission and trail revenues for each accounting period for which the proceeds have not yet been received. These estimates are based on a number of factors, but primarily on the volume of similar transactions for the same period for which cash has been received. Because the Company records commissions payable based upon standard payout ratios for each product as it accrues for commission revenue, any adjustment between actual and estimated commission revenue will be offset in part by the corresponding adjustment to commissions payable.

Advisory and Asset-Based Fees—The Company charges investment advisory fees based on a customer’s portfolio value, generally at the beginning of each quarter. Advisory fees collected in advance are recorded as unearned revenue and are recognized ratably over the period in which such fees are earned. Advisory fees collected in arrears are recorded as earned. Asset-based fees are primarily derived from the Company’s marketing, sub-transfer agency agreements, and customer cash sweep products and are recorded and recognized ratably over the period in which services are provided.

Transaction and Other Fees—The Company charges transaction fees for executing noncommissionable transactions on customer accounts. Transaction-related charges are recognized on a trade-date basis. Other fees relate to services provided and other account charges generally outlined in the Company’s agreements with its IFAs and customers. Such fees are recognized as services are performed or as earned, as applicable. In addition, the Company offers various software-related products that are charged on a subscription basis. Fees are recognized over the subscription period.

Interest Income—The Company earns interest income from its cash equivalents, customer margin balances, and on mortgage loans held for sale.

Gain on Sale of Mortgage Loans Held for Sale—The Company recognizes gains on the sale of mortgage loans held for sale on the date of settlement. A gain is recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold, including deferred loan origination fees and certain direct origination costs. All loans are sold on a servicing-released basis, the Company does not service the loans after they are sold, and it sells all loans before first payment is made. Loans are accounted for as sold when control of the mortgage loans is surrendered. Control over mortgage loans is deemed to be surrendered when (i) the mortgage loans have been isolated from the Company, (ii) the buyer has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the loans, and (iii) the Company does not maintain effective control of the mortgage loans through either (a) an agreement that entitles and obligates the Company to repurchase or redeem the mortgage loans before maturity or (b) the ability to unilaterally cause the buyer to return specific mortgage loans.

Compensation and Benefits—The Company records compensation and benefits for all cash and deferred compensation, benefits, and related taxes as earned by its employees. In compensation and benefits, the Company also includes fees earned by temporary employees and contractors who perform similar services to those performed by the Company’s employees, primarily software development and project management activities. Temporary employee and contractor services of $3.72 million and $3.02 million were incurred during the three months ended March 31, 2007 and 2006, respectively.

Share-Based Compensation—On January 1, 2006, the Company adopted SFAS No. 123R (Revised), Share-Based Payment, (“SFAS 123R”). SFAS 123R requires the recognition of the fair value of share-based compensation in net income. The Company recognizes share-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. Prior to January 1, 2006, the Company accounted for employee equity awards using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”) and related interpretations in accounting for share-based compensation.

The Company has adopted the provisions of SFAS 123R using the prospective transition method, whereby it will continue to account for nonvested equity awards to employees outstanding prior to January 1, 2006, using APB 25, and apply SFAS 123R to all awards granted or modified after that date. In accordance with the transition rules of SFAS 123R, the Company no longer provides pro forma disclosures illustrating what net income would have been had the Company valued share-based awards under a fair value method rather than under the intrinsic value method of APB 25.

The Company recognized $350,000 and $728,000 of share based compensation for the three months ended March 31, 2007 and 2006, respectively, under APB 25 related to the vesting of stock options awarded to employees prior to January 1, 2006. As of March 31, 2007, approximately $1.05 million remains in unrecognized compensation for those awards, which is expected to be recognized ratably through December 31, 2007, its final vesting period.

The Company also recognized $57,000 of share-based compensation under SFAS 123R related to stock options awarded to employees for the three months ended March 31, 2007. As of March 31, 2007, total unrecognized compensation cost related to nonvested share-based compensation arrangements granted was $1.82 million, which is expected to be recognized over a weighted-average period of 6.48 years. Under SFAS 123R, the Company calculates the compensation cost for stock options based on its estimated fair value. As there are no observable market prices for identical or similar instruments, the Company estimates fair value using a Black-Scholes valuation model. The following table presents the weighted-average assumptions used by the Company in calculating the fair value of stock options with the Black-Scholes valuation model with the following assumptions for the three months ended March 31, 2007(1):

As of
March 31, 2007
Expected life (in years)	6.48
Expected stock price volatility	33.04%
Expected dividend yield	—
Annualized forfeiture rate	0.27%
Fair value of options	$83.60
Risk-free interest rate	5.24%

(1)          The Company did not grant stock options during the three months ended March 31, 2006.

The risk-free interest rates are based on the implied yield available on U.S. Treasury constant maturities in effect at the time of the grant with remaining terms equivalent to the respective expected terms of the options. The Company has elected to use the shortcut approach in accordance with SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to develop the estimate of the expected term. Expected volatility is calculated based on companies of similar growth and maturity and the Company’s peer group in the industry in which the Company does business because the Company does not have sufficient historical volatility data. The Company will continue to use peer group volatility information until historical volatility of the Company is relevant to measure expected volatility for future option grants. The dividend yield of zero is based on the fact that the Company has no present intention to pay cash dividends. In the future, as the Company gains historical data for volatility in its own stock and the actual term over which employees hold its options, expected volatility, and the expected term may change, which could substantially change the grant-date fair value of future awards of stock options and, ultimately, compensation recorded on future grants.

The Company has assumed an annualized forfeiture rate of 0.27% for its options based on a combined review of industry and employee turnover data, as well as an analytical review performed of historical prevesting forfeitures occurring over the previous year. Under the true-up provisions of SFAS 123R, the Company will record additional expense if the actual forfeiture rate is lower than estimated and will record a recovery of prior expense if the actual forfeiture is higher than estimated.

Fair Value of Financial Instruments—The Company’s financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value. Customer receivables, primarily consisting of floating rate margin loans collateralized by customer securities, are charged interest at rates similar to such other loans made within the industry.

Commitments and Contingencies—The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Management evaluates all available evidence about asserted and unsettled income tax contingencies and unasserted income tax contingencies caused by uncertain income tax positions taken in the Company’s income tax returns filed with the Internal Revenue Service and state and local tax authorities. Contingencies that management believes are estimable and probable of payment, if successfully challenged by such tax authorities, are accrued for under the provisions of FIN 48.

Recently Issued Accounting Pronouncements—In February 2007, the FASB issued SFAS No. 159, The Fair Value Option of Financial Assets and Financial Liabilities (“SFAS 159”). This standard permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS 159 will have on its consolidated statements of financial condition, statements of income, or cash flows.

On January 1, 2007, the Company adopted the provisions FIN 48, which clarifies the accounting uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement 109, Accounting for Income Taxes. FIN 48 requires the Company to recognize in the consolidated financial statements the tax effects of a position only if it is “more likely than-not” to be sustained based solely on its technical merits; no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. The impact of the Company’s reassessment of its tax positions in accordance with FIN 48 resulted in a reduction to stockholder’s equity of $4.45 million, which has been recorded as a cumulative change in accounting principle (see Note 9).

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). This standard provides guidance for using fair value to measure assets and liabilities. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data; for example, the reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS 157 are not expected to have a material impact on the Company’s consolidated financial statements.

3.                 ACQUISITION OF UVEST

On January 2, 2007, the Company completed its acquisition of UVEST, augmenting the Company’s position in providing services to banks, credit unions, and other financial institutions. In accordance with SFAS 141, the acquisition has been accounted for under the purchase method of accounting, which required the initial purchase price of approximately $88.80 million ($77.36 million in cash and the issuance of 60,366 shares of common stock at a fair value of $189.00 per share) to be allocated to the specific tangible and intangible assets acquired and liabilities assumed based on their fair market values at the date of acquisition.

The initial purchase price was allocated as follows (in thousands):

Assets purchased and liabilities assumed:
Cash	$14,124
Accounts receivable	7,241
Fixed assets	5,093
Goodwill	25,496
Intangibles	55,792
Trademark and trade name	1,878
Prepaids	335
Other assets	492
Accounts payable and accruals	(21,648)
Total purchase price	$88,803

As part of the purchase price allocation, the Company recorded intangible assets for relationships with financial advisors and product sponsors. The initial value assigned to these relationships was $55.79 million, which will be amortized on a straight-line basis over the expected useful life of 20 years. Additionally, the Company assigned value to UVEST’s trademark and trade name in the amount of $1.89 million. As the trademark and trade name have an indefinite useful life, they will not be amortized, but will be reviewed at least annually for impairment, in accordance with SFAS 142.

As a result of the acquisition, goodwill in the amount of $25.50 million was created for the excess purchase price over the value of assets and liabilities assumed. In accordance with SFAS 142, goodwill will not be amortized, but reviewed at least annually for impairment.

The acquisition was treated as a purchase of assets and liabilities for federal tax purposes. Accordingly, the amounts allocated to goodwill of $25.50 million, intangible assets of $55.79 million, and trademark and trade name of $1.89 million are deductible for federal tax purposes over a 15-year period.

Immediately following the acquisition, the Company satisfied certain obligations under a phantom stock plan for UVEST employees by issuing 6,582 shares of common stock at a fair value of $189.00 per share.

4.                 RECEIVABLE FROM PRODUCT SPONSORS, BROKER-DEALERS, AND CLEARING ORGANIZATIONS AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivable from product sponsors, broker-dealers, and clearing organizations and payable to broker-dealers and clearing organizations were as follows (in thousands):

	March 31,	December 31,
	2007	2006
Receivables:
Securities failed-to-deliver	$2,643	$3,407
Receivable from broker-dealers	9,366	12,413
Receivable from clearing organizations	1,650	7,853
Commissions receivable from product sponsors and others	77,951	66,033
Total receivables	$91,610	$89,706
Payables:
Securities failed-to-receive	$6,425	$6,628
Payable to broker-dealers	4,411	296
Payable to clearing organizations	11,867	8,547
Securities loaned	16,588	14,883
Total payables	$39,291	$30,354

Securities loaned represent amounts due to DTC for collateral received in participation with its stock borrow program.

Linsco clears commodities transactions for its customers through another broker-dealer on a fully disclosed basis. The amount payable to broker-dealers relates to the aforementioned transactions and is collateralized by securities owned by Linsco.

5.                 SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

The components of securities owned and securities sold but not yet purchased were as follows (in thousands):

	March 31,	December 31,
	2007	2006
Securities owned—market value:
Mutual funds	$7,110	$6,149
U.S. government obligations (pledged to clearing organizations)	2,676	2,643
Stocks and warrants	483	444
Variable annuities	227	227
Money market funds	176	61
Nonconvertible bonds	907	—
Municipal bonds	115	—
Total securities owned—market value	$11,694	$9,524
Other securities:
U.S. government notes—at amortized cost	$9,488	$10,242
Federal Reserve stock—at cost	389	393
Total other securities	$9,877	$10,635
Securities sold but not yet purchased—market value:
Mutual funds	$1,752	$10,578
Stocks and warrants	13	218
Non-convertible bonds	15	10
Certificates of deposit	11	—
Municipal bonds	309	—
Total securities sold but not yet purchased—market value	$2,100	$10,806

The carrying values of the U.S. government notes classified as held-to-maturity approximates their market values. As of March 31, 2007, the components of U.S. government notes classified as held-to-maturity were as follows (in thousands):

	Carrying	Interest	Year of
	Values	Rate	Maturity
U.S. Treasury notes	$3,583	2.75%—4.375%	2007
U.S. Treasury notes	5,419	3.25—4.875	2008
U.S. Treasury notes	486	3.00	2009
Total U.S. Treasury Notes	$9,488

6.                 MORTGAGE LOANS HELD FOR SALE

At March 31, 2007, mortgage loans held for sale consist of first deed mortgages on residential properties located in the California and other states throughout the United States. Innovex had no second deeds of trust held for sale. The loans held for sale are pledged as collateral for the warehouse lines of credit described in Note 12. The following schedule summarizes the components of mortgage loans held for sale (in thousands):

	March 31,	December 31,
	2007	2006
Mortgage loans held for sale	$9,441	$4,395
Net deferred loan origination fees	(27)	(18)
Basis adjustment from interest rate lock loan commitment	(13)	(15)
Mortgage loans held for sale—net	$9,401	$4,362

7.                 FIXED ASSETS

The components of fixed assets are as follows (in thousands):

	March 31,	December 31,
	2007	2006
Computers and software	$51,537	$44,995
Furniture and equipment	16,503	13,885
Property	6,572	6,572
Leasehold improvements	19,458	18,175
Internally developed software	136,246	128,698
Total fixed assets	230,316	212,325
Accumulated depreciation and amortization	(102,964)	(90,731)
Fixed assets—net	$127,352	$121,594

Depreciation and amortization expense for fixed assets was $9.67 million and $8.76 million for the three months ended March 31, 2007 and 2006, respectively.

8.                 INTANGIBLE ASSETS

In conjunction with various business combinations, the Company has recorded intangible assets representing lists and relationships with IFAs, product sponsors, and trust clients. Identifiable intangible assets are tested for potential impairment whenever events or changes in circumstances suggest hat the carrying value of an asset or asset group may not be fully recoverable in accordance with SFAS 144. These intangible assets are amortized on a straight-line basis over their estimated economic useful lives ranging from 5 to 20 years. Total amortization expense of intangible assets was $8.02 million and $7.33 million for the three months ended March 31, 2007 and 2006, respectively. Amortization expense for each of the fiscal years ended December 2007 through 2011 and thereafter is estimated as follows (in thousands):

2007—remainder	$24,069
2008	32,093
2009	31,625
2010	30,807
2011	30,807
Thereafter	433,657
Total	$583,058

9.                 INCOME TAXES

The Company’s provision (benefit) for income taxes is as follows (in thousands):

	March 31,
	2007	2006
Current provision:
Federal	$16,900	$6,991
State	3,083	1,318
Total current provision	19,983	8,309
Deferred benefit:
Federal	(4,728)	(4,180)
State	(691)	(756)
Total deferred benefit	(5,419)	(4,936)
Provision for income taxes	$14,564	$3,373

The Company’s effective income tax rate differs from the federal corporate tax rate of 35%, primarily as a result of state taxes, settlement contingencies, and nondeductible expenses for tax purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

As of March 31, 2007, the components of the net deferred tax liabilities included in the consolidated statements of financial condition were as follows (in thousands):

	March 31,	December 31,
	2007	2006
Deferred tax assets:
State taxes	$18,732	$15,627
Share-based compensation	3,782	3,665
Deferred rent	3,239	2,591
Reserves for litigation, vacation, and bonuses	2,525	2,590
Provision for bad debts	1,205	1,159
Net operating losses	589	589
Regulatory fees and related matters	5	5
Other	243	426
Total deferred tax assets	30,320	26,652
Deferred tax liabilities:
Amortization of intangible assets	(257,848)	(262,750)
Depreciation of fixed assets	(9,599)	(8,549)
Unrealized gain on interest rate swaps	(414)	(1,250)
Total deferred tax liabilities	(267,861)	(272,549)
Deferred income taxes—net	$(237,541)	$(245,897)

As of March 31, 2007, the Company had federal net operating loss carryforwards of approximately $1,681,000. The federal net operating losses are subject to an annual limitation on their utilization of approximately $412,000. If not utilized, the federal net operating losses will expire between 2011 and 2022. The Company has not recorded a valuation allowance against its deferred tax assets, as it is more likely than not all benefits will be utilized in future periods.

The Company adopted FIN 48 at the beginning of fiscal year 2007. FIN 48 requires a company to evaluate whether the tax position taken by a company will more likely than not be sustained upon examination by the appropriate taxing authority. It also provides guidance on how a company should measure the amount of benefit that the company is to recognize in its financial statements. As a result of the implementation of FIN 48, the changes to the Company’s reserve for uncertain tax positions was accounted for as a $4.45 million cumulative effect of change in accounting principle, which reduces the Company’s retained earnings. At the beginning of 2007, the Company had approximately $8.53 million of total gross unrecognized tax benefits. Of this total, $6.43 million (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods.

The Company and its subsidiaries file income tax returns in the federal jurisdiction, as well as most state jurisdictions, and are subject to routine examinations by the respective taxing authorities. The Company has concluded all federal and state income tax matters for years through 2002, with the exception of California, which has concluded income tax matters for years through 2001. Based upon the expected completion of audits and the expiration of statute of limitations within the next 12 months, management does not expect a change in the unrecognized tax benefits to be material to the unaudited consolidated financial statements.

The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had accrued approximately $567,000 for interest and $472,000 for penalties at the beginning of fiscal year 2007.

The tax years 2003—2006 remain open to examination by the major taxing jurisdictions to which we are subject.

10.          INDEBTEDNESS

In connection with the Acquisition on December 28, 2005, the Company incurred indebtedness, including $795.00 million of borrowing under the senior secured credit facilities and $550.00 million of senior unsecured subordinated notes.

Senior Secured Credit Facilities—During 2007 and 2006, the Company’s senior secured credit facilities consisted of the following:

•       Tranche A Notes in the amount of $45.00 million that were issued to finance a portion of the cash consideration for the Acquisition. The notes were repaid in full in 2006.

•       Tranche B Notes in the amount of $750.00 million that were used to finance a portion of the cash contribution for the Acquisition. The notes were replaced with Tranche C as discussed below.

•       On December 29, 2006, the Company amended and replaced its Tranche B Notes with Tranche C Notes. The Tranche C Notes (in the amount of $794.38 million) provided the Company with an additional $50.00 million for the acquisition of UVEST (see Note 3), as well as certain enhancements to the terms of the original credit agreement, including a reduction to the applicable interest rate margin of 0.25%. The Tranche C Notes are due to mature on June 28, 2013. The Company will provide for quarterly amortization payments of 0.25% in an aggregate amount annually. Additional principal payments will be required if the Company achieves certain levels of annual cash earnings adjusted for changes in net working capital.

•       A $100.00 million revolving credit facility for future working capital and investment needs. This facility expires on December 28, 2011. Of the $100.00 million, $10.00 million has been utilized in the form of an irrevocable letter of credit for PTCH, which expires on December 28, 2007. The Company will pay 2.00% annually on the balance of the irrevocable letter of credit as well as a

0.23% fronting fee. The Company also pays a fee of 0.375% on the unused balance of the revolving credit facility. At March 31, 2007, there were no outstanding borrowings against the letter of credit.

The senior secured credit facilities are secured primarily through pledges of capital stock in the Company’s subsidiaries. Borrowings under the senior secured credit facilities bear interest at a base rate plus an applicable interest rate margin, depending on the Company’s consolidated leverage ratio, its corporate family rating by Moody’s, and the source for the base rate. The Company elects the base rate and can choose between the lower of prime or the Interbank lending rate and the London Interbank Offering Rate (“LIBOR”) with up to a twelve-month period. The applicable interest rate margin ranges between 1.00% and 2.50% (maximum was 2.75% prior to achieving a step-down resulting from a Moody’s upgrade in the Company’s corporate family rating from ‘B2’ to ‘B1’ with a positive outlook). The senior secured credit facilities are subject to certain financial and nonfinancial covenants. As of March 31, 2007, the Company was in compliance with all such covenants.

Senior Unsecured Subordinated Notes—The Company also has $550.00 million of senior unsecured subordinated notes due December 15, 2015. The notes bear interest at 10.75% per annum and interest payments are payable semiannually in arrears. The Company is not required to make mandatory redemption or sinking-fund payments with respect to the notes. Indentures underlying the senior subordinated notes contain various restrictions with respect to the issuer, including one or more restrictions relating to limitations on liens, sale and leaseback arrangements, and funded debt of subsidiaries. Additionally, the senior subordinated notes are subject to certain financial and nonfinancial covenants. As of March 31, 2007, the Company was in compliance with all such covenants.

Bank Loans Payable—The Company maintained uncommitted lines of credit, which have an unspecified limit, primarily dependent on the Company’s ability to provide sufficient collateral. The lines were utilized during the year, but there were no balances outstanding at March 31, 2007.

The Company’s outstanding borrowings were as follows (dollars in thousands):

		March 31, 2007				December 31, 2006
	Maturity	Balance	Interest Rate			Balance	Interest Rate
Senior secured notes (Tranche C):
Unhedged	6/28/2013	$297,389	7.85%		(2)	$299,375	8.11%		(1)
Hedged with interest rate swaps	6/28/2013	495,000	7.85	(2)		495,000	8.11	(1)
Revolving credit	12/28/2011	—	—			—	—
Senior unsecured subordinated notes	12/15/2015	550,000	10.75			550,000	10.75
Letter of credit	12/28/2007	—	—			—	—
Total borrowings		1,342,389				1,344,375
Less current borrowings (maturities within 12 months)		7,944				7,944
Long-term borrowings—net of current portion		$1,334,445				$1,336,431

(1)          As of December 31, 2006, the variable interest rate for the Senior Secured Notes (Tranche C) is based on the three-month LIBOR of 5.36% plus the applicable interest rate margin of 2.75%.

(2)          As of March 31, 2007, the variable interest rate for the Senior Secured Notes (Tranche C) is based on the three-month LIBOR of 5.35% plus the applicable interest rate margin of 2.50%.

The following summarizes borrowing activity in the revolving and margin credit facilities (dollars in thousands):

	For the Three Months Ended March 31,
	2007	2006
Average balance outstanding	$1,489	$10,031
Weighted-average interest rate	7.04%	6.48%

The minimum calendar year principal payments and maturities of borrowings as of March 31, 2007, are as follows (in thousands):

	Senior	Letter of	Senior	Total
	Secured	Credit	Unsecured	Amount
2007—remainder	$5,958	$—	$—	$5,958
2008	7,944	—	—	7,944
2009	7,944	—	—	7,944
2010	7,944	—	—	7,944
2011	7,944	—	—	7,944
Thereafter	754,655	—	550,000	1,304,655
Total	$792,389	$—	$550,000	$1,342,389

11.          INTEREST RATE SWAPS

On January 30, 2006, the Company entered into five interest rate swap agreements (the “Swaps”). An interest rate swap is a financial derivative instrument whereby two parties enter into a contractual agreement to exchange payments based on underlying interest rates. The Company uses the Swaps to hedge the variability on its floating rate senior secured notes. The Company is required to pay the counterparty to the agreement fixed interest payments on a notional balance, and in turn, receives variable interest payments on that notional balance. Payments are settled quarterly on a net basis.

The following table summarizes information related to the Company’s Swaps as of March 31, 2007 (dollars in thousands):

	Notional Balance	Fixed Pay Rate	Variable Receive Rate(1)	Fair Value	Maturity Date
Swap 1	$70,000	4.76%	5.35%	$246	June 30, 2008
Swap 2	95,000	4.77	5.35	222	June 30, 2009
Swap 3	120,000	4.79	5.35	207	June 30, 2010
Swap 4	145,000	4.83	5.35	250	June 30, 2011
Swap 5	65,000	4.85	5.35	130	June 30, 2012
	$495,000			$1,055

(1)          The variable receive rate reset on the last day of the year is based on the applicable three-month LIBOR. The effective rate from January 1, 2007 through March 30, 2007, was 5.35%.

Each of the Swaps listed above have been designated as cash flow hedges against specific payments due on the Company’s senior secured notes. As of March 31, 2007, the Company assessed the Swaps as being highly effective and expects them to continue to be highly effective. Accordingly, the changes in fair value of the Swaps have been recorded as other comprehensive income, with the fair value of the Swaps included as an asset on the Company’s consolidated statements of financial condition. Based on current interest rate assumptions and assuming no additional Swaps are entered into, the Company expects to reclassify approximately $2.72 million, or $1.51 million after tax, from other comprehensive income as a reduction to interest expense over the next 12 months.

12.          WAREHOUSE LINES OF CREDIT

Innovex uses a warehouse line of credit for originating customer residential mortgage loans. This line of credit is collateralized by mortgage loans held for sale and also by a guarantee from the Company and provides for aggregate borrowings up to $15.00 million. The interest rate is based on 30 day’s daily average lenders’ reference rate, plus a minimum base margin rate of 2.25%. As of March 31, 2007, Innovex had total borrowings outstanding of $8.44 million bearing interest at 7.57%. The agreement requires the Company and Innovex to comply with certain financial and nonfinancial covenants. As of March 31, 2007, the Company and Innovex were in compliance with such covenants.

In 2006 the Company borrowed from two different lines of credit. The first provided for aggregate borrowings up to $9.00 million and bore interest based on the lenders’ reference rate (LIBOR) plus a rate ranging between 2.50% and 4.75%, depending on the duration of the outstanding borrowings. The second line of credit bore interest based on the lender’s reference rate (Prime) plus an additional rate ranging between 0% and 7%, depending on the duration of the outstanding borrowings with a floor of 5.25%. The $4.25 million of credit was due on demand and the line had no specified expiration date. Both lines of credit were terminated by the Company during 2006.

The following summarizes Innovex’s borrowings on its warehouse facilities (dollars in thousands):

	For the Three Months Ended March 31,
	2007	2006
Average balance outstanding	$3,584	$1,115
Maximum amount outstanding in any month-end during the period	$8,436	$1,409
Weighted-average interest rate during the period	7.61%	9.24%

13.          COMMITMENTS AND CONTINGENCIES

Leases—The Company leases certain office space and equipment at its headquarters locations under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Future minimum calendar-year payments for operating lease commitments with remaining terms greater than one year as of March 31, 2007, are approximately as follows (in thousands):

2007—remainder	$9,185
2008	13,006
2009	13,130
2010	11,837
2011	10,177
Thereafter	18,595
Total	$75,930

Total rental expense for all operating leases was approximately $2.80 million and $2.27 million for the three months ended March 31, 2007 and 2006, respectively.

Guarantees—The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

Linsco provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company’s liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Litigation—The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company believes, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the outcome of such matters will not have a material adverse effect on the consolidated financial condition of the Company or its results of operations.

Regulatory—In 2006, Linsco remediated certain transactions in conjunction with an Acceptance Waiver and Consent entered into with NASD in May 2005 regarding certain sales of Class B and Class C mutual fund shares (all of which had been accrued for in the prior years).

Interest Rate and Loan Commitments—The Company enters into written commitments to originate loans, whereby the interest rate on the loan is determined prior to funding; these commitments are referred to as interest rate lock commitments (“IRLCs”). IRLCs on loans are considered to be derivatives. As of March 31, 2007, the Company determined that the positive and negative fair value of these IRLCs was $2,700 and $57,100, respectively, on a committed principal total of $13.75 million.

IRLCs, as well as closed loans held for sale, expose the Company to interest rate risk. The Company manages this risk by entering into corresponding forward sales agreements with investors on a best-effort basis. The Company determined that such best-effort forward sales commitments meet the definition of a derivative. As of March 31, 2007, the Company determined the positive and negative fair value of the forward sales agreements was $82,700 and $4,300, respectively, on a committed principal total of $23.20 million.

Positive and negative increases to the fair value of IRLCs and forward sales agreements are recognized in other assets and accrued liabilities, with unrealized gains or losses recorded in other income.

Representations and Warranties of Mortgage Loans—In the ordinary course of business, the Company has a potential liability for representations and warranties made to purchasers and insurers of its mortgage loans, such as first payment defaults and return of premiums received in the event a loan is paid off within 120 days. Although loans are sold to investors on a nonrecourse basis, the Company may become liable for the unpaid principal and interest on defaulted loans or other loans if there has been a breach of representations or warranties. In such a case, the Company may be required to repurchase these loans with any subsequent loss on resale or foreclosure being borne by the Company. The Company did not repurchase any loans during the three months ended March 31, 2007, and did not record a repurchase reserve at March 31, 2007.

Other Commitments—As of March 31, 2007, the Company had received collateral primarily in connection with customer margin loans with a market value of approximately $385.57 million, which it can sell or repledge. Of this amount, approximately $153.70 million has been pledged or sold as of March 31,

2007; $100.88 million was pledged to a bank in connection with an unutilized secured margin line of credit, $36.23 million was pledged to various clearing organizations, and $16.59 million was loaned to the DTC through participation in its Stock Borrow Program. As of December 31, 2006, the Company had received collateral primarily in connection with customer margin loans with a market value of approximately $404.19 million, which it can sell or repledge. Of this amount, approximately $150.52 million has been pledged or sold as of December 31, 2006: $100.38 million was pledged to a bank in connection with an unutilized secured margin line of credit, $35.26 million was pledged to various clearing organizations, and $14.88 million was loaned to the DTC through participation in its Stock Borrow Program.

Innovex sells its mortgage loans without recourse. It is usually required by the buyers (investors) of these loans to make certain representations concerning credit information, loan documentation, and collateral. It has not repurchased any loans during the three months ended March 31, 2007 and 2006. As part of its brokerage operations, Innovex periodically enters into when-issued and delayed delivery transactions on behalf of its customers. Settlement of these transactions after March 31, 2007, did not have a material effect on the consolidated statements of financial condition of the Company.

On December 15, 2006, Linsco entered into agreements with a large global insurance company whereby Linsco agreed to provide brokerage, clearing, and custody services on a fully disclosed basis; offer Linsco’s investment advisory programs and platforms; and provide technology and additional processing and related services. The terms of the agreements are for five years, subject to additional 24-month extensions. Services are expected to begin August 2007.

14.          EMPLOYEE BENEFIT PLANS

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the 401(k) plan in an amount equal to 50% of the lesser of the amount designated by the employee for withholding and contribution to the 401(k) plan or 8% of the employee’s total compensation. Effective January 1, 2007, the match was increased whereby employer contributions are made to the 401(k) plan in an amount equal to 50% of the lesser of the amount designated by the employee for withholding and contribution to the 401(k) plan or 10% of the employee’s total compensation. The Company’s total cost under the 401(k) plan was $823,000 and $464,000 for the three months ended March 31, 2007 and 2006, respectively.

Certain employees, officers, and directors also participate in stock option plans (the “Plans”) of LPLIH (previously, Plans of LPLH). The Plans were assumed by and converted into Plans of LPLIH in conjunction with the Acquisition in Note 1 and provide for the granting of 3,349,437 incentive stock options, 199,264 nonqualified stock options, and an unspecified number of stock appreciation rights. Stock options granted under the Plans have an exercise period of 10 years and generally vest 33-1/3% on the fifth anniversary of the grant date, and an additional 33-1/3% on each of the sixth and seventh anniversaries of that date. Shares issued in conjunction with stock option exercises are issued from shares previously authorized, but not yet issued.

The Plans and the underlying option agreements also provide for accelerated vesting upon certain changes in control, including a public offering. The Acquisition qualified as a change in control event that triggered the acceleration provisions in the Plans. Immediately prior to that event and in accordance with the Plans, each employee’s stock appreciation rights became fully vested and each employee’s unvested stock options became 33-1/3% vested. In conjunction with the Acquisition, certain employees elected to exercise their vested options or to convert them along with any unvested options into options for common shares of LPLIH, retaining the same terms and conditions of the original Plans. A total of 1,652,049 options were exercised and sold with the remaining 2,103,966 converted into 2,107,814 options of LPLIH. Additionally, all outstanding stock appreciation rights were exercised for which the former holders received a cash payment equal to the fair market value, as determined in the Acquisition, less the applicable exercise price and certain selling expenses. For the three months ended March 31, 2007, the Company recognized compensation expense of $350,000 related to the accelerated vesting of the stock options. All remaining unvested stock options vest on December 28, 2007.

The following table summarizes the Company’s activity in Plans for the three months ended March 31, 2007 and 2006:

	Outstanding, Beginning of Period	Granted	Exercised	Forfeited	Outstanding, End of Period	Options Exercisable at End of Period
Three Months Ended March 31, 2007
Options	2,104,795	12,400	—	—	2,117,195	1,119,704
Weighted-average exercise price	$17.10	$189.00	$—	$—	$18.11	$16.49
Three Months Ended March 31, 2006
Options	2,107,814	—	(334)	(2,474)	2,105,006	146,680
Weighted-average exercise price	$16.45	$—	$23.83	$19.13	$16.43	$17.11

The following table summarizes information about stock options outstanding:

Range of Exercise Prices	Options Outstanding	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price	Options Exercisable	Weighted- Average Exercise Price
At March 31, 2007:
$ 10.78–$23.83	2,092,994	5.89	$16.40	1,119,204	$16.45
$103.00–$189.00	24,201	9.72	165.42	500	103.00
	2,117,195	5.94		1,119,704
At March 31, 2006:
$ 10.78–$23.83	2,104,004	6.90	$16.39	146,680	$17.11
$103.00	1,002	9.75	103.00	—
	2,105,006	6.90		146,680	$17.11

In November 2004, the Company had modified certain provisions of the stockholders’ agreement underlying its stock options plan that significantly altered the original value of all outstanding employee stock options granted. For accounting purposes, this modification resulted in a new measurement date and additional compensation of $30.58 million, which is expensed over the original life of the awards. The Company recognizes this compensation according to the vesting schedule and for the three months ended March 31, 2007 and 2006, has recorded approximately $350,000 and $728,000, respectively, in employee compensation and benefits in the accompanying consolidated statements of income with corresponding increases in additional paid-in capital. Approximately $1.05 million remains in unrecognized compensation for those awards that are expected to be recognized ratably through December 31, 2007, their final vesting period. Cancellations or forfeitures will reduce these amounts.

The Company’s IFAs participate in a stock bonus plan, which provides for the grant and allocation of up to 771,693 bonus credits. Each bonus credit represents the right to receive one share of common stock in the Company. Participation in the stock bonus plan is dependent upon meeting certain eligibility criteria, and shares are allocated to eligible participants based on certain performance metrics, including amount and type of commissions as well as tenure with the firm. Bonus credits vest annually in equal increments of 33-1/3% over a three-year period commencing in 2006 and expire on the 10th anniversary following the date of grant. Vested bonus credits convert into shares of common stock only upon the occurrence of a Company sale that constitutes a change in control or subsequent to an initial public offering. Unvested bonus credits held by IFAs who terminate prior to vesting will be forfeited and may be reallocated to other IFAs eligible under the plan. In conjunction with the Transactions, each bonus credit was converted into a right to receive, on the same terms and conditions as previously applicable, bonus credits for common stock in the Company.

On January 1, 2006, 756,364 bonus credits were granted, and the Company did not grant additional bonus credits during the three years ended December 31, 2006 or the period ended March 31, 2007. For the year ended December 31, 2006, and the period ended March 31, 2007 the Company realized forfeitures with respect to 14,702 and 2,379 bonus credits, respectively, and no bonus credits have been reallocated. As of March 31, 2007, the Company had 739,895 bonus credits outstanding, 252,269 of which are vested.

15.          SEGMENT INFORMATION

Under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”), operating segments are defined as components of a company for which separate financial information is evaluated regularly by the chief operating decision marker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company classifies its operating segments based on services offered to its IFAs, which closely matches the Company’s organization based on legal entities. The Company has identified five operating segments: Independent Financial Advisors, Trust Services, Mortgage Services, Insurance Services, and Affiliated Advisor Services.

The Independent Financial Advisors segment provides a full range of brokerage, investment advisory, and infrastructure services to IFAs and financial institutions that employ financial advisors in the United States. The other four business segments provide an advisory platform, trust, and related custodial services, mortgage brokerage and underwriting services, fixed insurance services, and a private-labeled investment advisory platform almost entirely to clients of IFAs of the Independent Financial Advisors segment. These other four business segments do not, individually or in the aggregate, meet the reporting requirements under SFAS 131 and consequently have been aggregated as “Other” for reporting purposes.

The accounting policies of the segments are the same as those described in Note 2, “Significant Accounting Policies.” The Company evaluates the performance of its segments on a pretax basis, excluding items such as discontinued operations and extraordinary items. Intersegment revenues, defined as revenues from transactions with other segments within the Company, are not material and are therefore not disclosed.

Financial information for the Company’s reportable segments is presented in the following table (in thousands):

	Independent		Total
	Financial		Operating	Corporate and	Consolidated
	Advisors	Other	Segments	Unallocated(a)	Total
March 31, 2007:
Revenues	$557,832	$7,491	$565,323	$(2,606)	$562,717
Interest expense	39	68	107	30,639	30,746
Depreciation and amortization	5,556	90	5,646	12,043	17,689
Income (loss) before income taxes	75,690	841	76,531	(43,480)	33,051
March 31, 2006:
Revenues	400,658	5,531	406,189	(1,786)	404,403
Interest expense	29	23	52	31,375	31,427
Depreciation and amortization	3,958	86	4,044	12,046	16,090
Income (loss) before income taxes	52,025	240	52,265	(44,235)	8,030

(a)           Corporate and unallocated includes interest expense, land, system development costs and related amortization expense, amortization of finite-lived intangibles, and inter-segment eliminations.

Revenues from the Company’s significant products and services consisted of the following (in thousands):

	For the Three
	Months Ended March 31,
	2007	2006
Commission revenues:
Annuities	$129,023	$89,054
Mutual funds	100,037	74,749
Other	70,221	48,947
Total commission revenues	299,281	212,750
Advisory fees	156,500	118,038
Asset-based fees	52,892	31,105
Fee revenues	25,536	21,928
Transaction revenues	13,577	12,111
Interest income	7,910	5,641
Other	7,021	2,830
Total revenues	$562,717	$404,403

16.          RELATED-PARTY TRANSACTIONS

Linsco provides GPA Group Inc. and Global Portfolio Advisors, Ltd., an entity with common stockholders of the Company, with personnel and certain other operational and administrative support services pursuant to the terms and consideration outlined in services agreements amended on October 27, 2005. For the three months ended March 31, 2007 and 2006, Linsco earned $66,000 and $58,000 in fees, respectively, under such agreements.

In conjunction with the acquisition of UVEST (see Note 3), the Company made full-recourse loans to certain members of management (also selling stockholders), all of which are now stockholders of the Company. The loans, which are reported as a deduction from stockholders’ equity, are generally payable within one year unless repaid sooner. As of March 31, 2007, outstanding stockholder loans were approximately $1.72 million. The Company anticipates full recovery of amounts outstanding, and accordingly, no provision for doubtful accounts has been established.

Also in conjunction with the acquisition of UVEST, the Company entered into a Loan Agreement and Promissory Note (“Tax Loans” for an aggregate amount of $3.99 million) with certain members of management to pay U.S. federal, state, and local income taxes in respect of their sale of shares of UVEST common stock. Amounts can be borrowed incrementally or in whole through April 30, 2008. Generally, up to 50% of the aggregate amounts may be forgiven through April 15, 2009, dependent upon ongoing employment and the achievement of certain performance targets. During the three months ended March 31, 2007, the Company recorded accrued compensation expense in the amount of $354,000, which will more likely than not be forgiven. As of March 31, 2007, no amounts have been borrowed under the Tax Loans.

17.          NET CAPITAL/REGULATORY REQUIREMENTS

As registered broker-dealers, Linsco and UVEST are subject to the SEC’s Uniform Net Capital Rule, which requires the maintenance of minimum net capital. Linsco, as a clearing broker-dealer, uses the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers’ transactions, as defined. Linsco is also subject to the CFTC’s minimum financial requirements, which require that it maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. UVEST, as an introducing broker-dealer, is required to maintain a minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At March 31, 2007, the Company had a consolidated net capital of $73.97 million, which was $65.48 million in excess of its minimum required net capital.

PTCH is subject to various regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. As of March 31, 2007, the Company has met all capital adequacy requirements to which it is subject.

Innovex is a HUD-approved, non-supervised mortgagee. To maintain HUD approval, Innovex is required to have a net worth of at least $250,000 and must maintain liquid assets (cash, cash equivalents, or readily convertible instruments) of 20% of its net worth, up to a maximum amount of $100,000. As of March 31, 2007, Innovex had adjusted net worth of $1.70 million, which was $1.45 million in excess of required net worth. In addition, Innovex had liquid assets of $840,000 as of March 31, 2007.

18.          FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

Linsco’s customer securities activities are transacted on either a cash or margin basis. In margin transactions, Linsco extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer’s account. As customers write options contracts or sell securities short, Linsco may incur losses if the customers do not fulfill their obligations and the collateral in the customers’ accounts is not sufficient to fully cover losses that customers may incur from these strategies. To control this risk, Linsco monitors margin levels daily and customers are required to deposit additional collateral, or reduce positions, when necessary.

Linsco is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligation to Linsco. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, Linsco may incur losses. Linsco has established procedures to reduce this risk by generally requiring that customers deposit cash and/or securities into their account prior to placing an order.

Linsco may at times maintain inventories in equity securities on both a long and short basis that are recorded on the accompanying consolidated statements of financial condition at market value. While long inventory positions represent Linsco’s ownership of securities, short inventory positions represent obligations of Linsco to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to Linsco as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by Linsco.

19.          SUBSEQUENT EVENTS

On June 20, 2007, the Company completed its acquisition of Pacific Select Group, LLC (“PSG”) and its wholly owned subsidiaries for $47.00 million in cash and 264,550 shares of its common stock. PSG is the parent company of Mutual Services Corporation, Associated Financial Group, Inc., and Waterstone Financial Group, Inc.

On June 18, 2007, the Company raised an additional $50.00 million through its senior secured credit facilities for the acquisition of PSG. This transaction replaced the Company’s Tranche C Notes with Tranche D Notes, and reduced the Company’s applicable interest rate margin from 250 basis points to 200 basis points.

On May 11, 2007, the Company acquired a minority interest in Blue Frog Solutions, Inc. (“Blue Frog”) for a total purchase price of $5.00 million. Blue Frog, a privately held company, provides middleware solutions and straight-through processing for the life insurance and annuities industry. This investment provides the Company with a strategic ownership interest in one of its vendors that provides technology for variable annuity order entry and monitoring.

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